AEM SPA

[redacted]

02060452

FILE NO. 82-4911

AFG/SES/568/2002/AG/mm

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY UPS

November 7, 2002

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

Please find enclosed the 2002 Semi-Annual Report of Aem S.p.A. translated in English.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Antonella Giacobone
Company Secretary

Encl.



06.30.2002 Interim Report

AEM SPA









From "Società anonima del colore"

"When I paint, I have to accumulate many paintings before something good emerges. I start and then leave them to rest. Then I go back to them, cancel them and finish them, sometimes. I've got the bad habit of resting one painting on top of another, with the painted site facing out, so my eyes are used to seeing a riot of colours from all angles."

Marco Cingolani





Marco Cingolani is the painter signing the art works in AEM Annual Report, the second volume of the artistic series.

FILE NO. 82-4911

2002 Interim Report

— Contents

_AEM Group at June 30th, 2002


AEM SpA
Energy trading
Electricity
Gas
Telecommunications
Services
99.99% _AEM Energia SpA
100% _AEM Trading Srl
33.33% Electrone SpA
55% Valdisotto Energia Srl
99.99% _AEM Elettricità SpA
99.99% _AEM Trasmissione SpA
35.76% Societa Servizi Valdisotto SpA
13.4% Edipower SpA
99.99% AEM Gas SpA
71.44% _Serenissima Gas SpA (*)
49% _Malpensa Energia Srl
40% _Plurigas SpA
39.87% _Mestni Plinovodi d.o.o.
35% _Alagaz SpA
30% _Consorzio 3A
17.49% _Agam Monza SpA
67.16% _Metroweb SpA
30.80% _Fastweb SpA
100% _AEM Service Srl
100% _Zincar Srl
49% _e-Utile SpA

(*) The equity investment of AEM S.pA. in Serenissima Gas S.p.A. amounts to 79.4% net of treasury stock.

_Mission

_To become one of the leading energy companies on the Italian market so as to increase the Company value.

_To deliver safe and reliable energy service.

_To generate clean energy using innovative technologies which minimize power consumption and enviromental impact.

_AEM multi-utility company

_AEM S.p.A.

Listed on the Italian Stock Exchange since 1998, AEM S.p.A. (called just AEM from here on) is a multi-energy company and the leading company in Italy in the management of public utility services.
The main areas where the AEM Group operates are: electricity, gas and heat, telecommunications and services which include the public and artistic lighting of Milan.

_ELECTRICITY

_Generation

_AEM S.p.A.

AEM has seven hydroelectric plants with installed capacity of 593 MW, four reservoirs in Valtellina, and a thermoelectric plant located in Cassano d'Adda having generation capacity of 550 MW.
AEM generating plants are managed by AEM Trading S.r.l. through a specific agreement which acknowledges the fixed production costs to AEM as well as the return on the capital invested.

_EDIPOWER S.p.A.

This company acquired, in the first half of 2002 the Generation Company EUROGEN S.p.A.. from ENEL S.p.A..

Energy trading and sales to eligible customers

AEM TRADING S.r.l.

AEM Trading S.r.l. purchases natural gas from affiliated Plurigas S.p.A. both for use by AEM thermoelectric plants and for the non-industrial use of AEM Energia S.p.A. customers.
In addition, AEM Trading S.r.l. is responsible for AEM's generating plants, supplying electricity to AEM Energia S.p.A. and AEM Elettricità S.p.A. for their respective customers on the free and regulated market. AEM Trading S.r.l. is also active in the wholesale market for electricity, negotiating spot purchase and sale contracts with other operators.

AEM ENERGIA S.p.A.

This is the Group company which has been purchasing and selling electricity to eligible customers. From January 1, 2002 this company has taken over all the sales of natural gas.

ELECTRONE S.p.A.

A company jointly owned between AEM Torino S.p.A. and ACEA S.p.A. for selling electricity and other energy products to eligible customers.

VALDISOTTO ENERGIA S.r.L.

A company created between Società Servizi Valdisotto S.p.A. and the municipal companies distributing electricity in Sondrio, Tirano, Morbegno and Chiavenna, the purpose of which is to be a bulk trader of electric power.

_Transmission

_AEM TRASMISSIONE S.p.A.

Through 1,092 km of high-voltage electric power lines, this company links AEM's generation plants to the medium and low-voltage distribution system of AEM Elettricità S.p.A..
The high-voltage lines form part of the national transmission network managed by the *Gestore Rete Trasmissione Nazionale* S.p.A. (GRTN S.p.A.).

_Distribution and sale

_AEM ELETTRICITÀ S.p.A.

Is the owner of the electric power network, in medium and low voltage, extending for 4,251 km, and delivering power to over 50% of customers connected to the company network within the city area of Milan, and Rozzano and in a smaller percentage of customers, within the adjacent municipalities.

_SOCIETÀ SERVIZI VALDISOTTO S.p.A.

Distributes electric power and provides the public lighting within the area of Valdisotto municipality.

_GAS AND HEAT

_Distribution and sale

_AEM GAS S.p.A.

Provides to gas distribution and sale activities in the Milan metropolitan area and several adjoining municipalities. The company owns a 9,432 km network of gas pipeline. AEM Gas generates, distributes and sells heat in several districts of Milan and Sesto San Giovanni through three thermal plants, five cogeneration plants and a distribution network extending 62 km.

_SERENISSIMA GAS S.p.A.

This company distributes and sells gas in the districts of San Donà di Piave and surrounding areas in the Venice region, and also in the areas of Basiliano and surrounding areas in the Udine region. The company owns a 596 km network of gas pipeline.

_MESTNI PLINOVODI d.o.o.

This company is based in Capodistria (Slovenia) and distributes natural gas in Slovenia, holding concessions to install the gas supply and distribution network in sixteen Slovenian municipalities.

_ALAGAZ

Headquartered in St. Petersburg (Russian Federation), this company is principally involved in developing natural gas distribution networks within the Russian Federation, primarily in the city of St. Petersburg.

_MALPENSA ENERGIA S.r.l.

Operates the methane cogeneration plant at Malpensa 2000 airport, supplying this facility with electric power, heat and air conditioning.

_PLURIGAS S.p.A.

This company trades in natural gas, negotiating purchase contracts to primarily meet the needs of partner companies which distribute and sell to end users and generate electricity by methane fed plants. The company is also active in selling gas directly to major eligible customers.

_TELECOMMUNICATIONS

_Broad band network and services

_METROWEB S.p.A.

This company has already installed more than 3,000 km fibre-optic network mainly in Milan and in some of the adjacent cities. The company leases the fibre optic network to other telecom companies and Internet service providers.

_FASTWEB S.p.A.

This company sells innovative products in the sector of telecommunications, including integrated broadband telecommunications services using Internet Protocol (IP) technology.

_ENERGY SERVICES

_Urban lighting

_AEM S.p.A.

The company is in charge of the urban lighting system (public and art lighting) in Milan and surrounding areas for a total of some 117,708 public lights. It also maintains 691 traffic-lights in Milan and Cassano d'Adda.

_Services

_AEM SERVICE S.r.l.

This company handles the relationship with retail customers from the Group's companies and other entities, operating as a call centre, back office-front office, meter reading and billing services.

_ZINCAR S.r.l.

The object of this company is the study and development of projects connected to environmental sustainable urban mobility and the construction and management of plants and industrial processes for the rational use of energy.

_E-UTILE S.p.A.

This company, created on May 22, 2001, is a joint venture formed by AEM and Siemens Informatica which started on January 1, 2002. The aim of this joint venture is to supply "IT Solutions and Services" to operators active in the utilities sector.

FILE NO. 82-4911

_AEM Group highlights

Income statement data – millions of euro	06.30.2002	06.30.2001
Revenues	521.3	586.4
Value added	180.8	209.6
Personnel costs	(52.4)	(57.4)
Gross operating income (EBITDA)	128.4	152.2
Amortisation, depreciation and write-downs	(51.1)	(46.8)
Operating income (EBIT)	**77.3**	**105.4**
Financial income and expenses	(8.8)	(1.4)
Results of group companies valued at net equity	(21.8)	(13.4)
Extraordinary income (expense)	1.6	1.4
Income before taxes	48.3	92.0
Minority interest	0.5	(0.3)
Net income	**48.8**	**91.7**
Operating income/Revenues %	14.8%	18.0%

Financial data – millions of euro	06.30.2002	06.30.2001
Investments in tangible assets	6.1	22.8
Investments in intangible assets	125.7	172.3

Balance sheet data – millions of euro	06.30.2002	12.31.2001
Net invested capital	1,584.9	1,465.2
Equity of the Group including minority interests	1,116.6	1,143.9
Net financial position	(468.3)	(321.3)

Operating data	06.30.2002	12.31.2001
Employees	2,543	2,601
Customers served	1,302,000	1,299,000

_AEM share price performance

On June 28, 2002, AEM shares were worth € 1.449 each, a fall in value of around 35% over the last six months. The decrease in AEM share prices can be attributed to the negative trend in financial markets and specifically shares in the IT sector.

The Group's total market capitalisation at June 28, 2002 was € 2,506 million. High quantities of AEM's stock were moved during the half-year period, with an average daily volume of around 2.5 million shares traded.

On March 18, 2002 the AEM stock left the MIB 30 index, partly due to the change in some of the parameters governing its inclusion. Subsequently, from July 1, 2002, AEM stock was readmitted to the MIB 30 index.

_AEM - MIB 30 Index trend (January 2, 2002 = 100)


AEM
MIB30
110
100
90
80
70
60
01.02.2002
01.16.2002
01.30.2002
02.13.2002
02.27.2002
03.13.2002
03.27.2002
04.12.2002
04.29.2002
05.14.2002
05.28.2002
06.11.2002
06.25.2002

_Company officers

Chairman and Managing Director — Giuliano Zuccoli

Board of Directors

Directors

Gianni Castelli
Giulio Del Ninno
Mario Mauri
Paolo Oberti
Francesco Randazzo
Aldo Scarselli
Antonio Taormina

Board of Statutory Auditors

Chairman — Luigi Carlo Spadacini

Statutory Auditors

Alfredo Fossati
Uberto Zucchini

Alternate Auditors

Francesco Arancio
Gianfranco Antonioli

Independent Auditors — Reconta Ernst & Young S.p.A.

For information on the authority granted to the members of the Board of Directors, see section entitled "Corporate Governance" on page 49.



_AEM Group

_Income statement

_Sales

At June 30, 2002, consolidated revenues by the AEM Group reached € 521.3 million, and include the proportional share of electricity sales on the free market made by the affiliate Electrone S.p.A.. This is a decrease of € 65.1 million (-11.1%) from the same period of the previous year. It should be noted, that affiliate Electrone S.p.A. in the first half of 2001 was valued by the net equity method.

This decrease is a result of the adjustment of gas and electricity rates in line with the trend in oil prices. The so-called CT (variable unitary cost acknowledged for the energy produced by thermoelectric plants) decreased by 25% in the first half of 2002 compared to the same period of the previous year, resulting in adjustments in rates to cover the energy cost and a consequent decrease in sales of about € 29 million.
In addition, the decrease of around € 30 million in revenues from gas sales to consumers is almost entirely attributable to the update of the raw material share of gas tariffs for forwarding, also indexed to oil and oil product prices.

The application of new tariff systems defined by the Authority for electricity and gas through Resolution 228/01, based on which transportation costs from January 2002 are directly invoiced by the distributing company, resulted in a further decrease in revenues from sales to eligible customers of over € 15 million.

The overall volume of electricity sold (net of sales made by affiliate Electrone S.p.A.) decreased (-5.9%) compared to the first half of 2001: this is attributable to surplus electricity not being sold to the Gestore Rete Trasmissione Nazionale, which had reached a notable level in the previous year (around 155 GWh). Net of this item, electricity sales are in line with 2001: the decrease in sales to the tied market by 171 GWh (-11.4%) was offset by the increase in sales on the free market.

Starting from January 1, 2002 producers no longer receive the extraordinary component in the sale price of energy on the generation of electricity for the tied market, with a negative effect of around € 5 million.

The reduction in other revenues is mainly attributable to the acknowledgement by the Equalisation Electricity Fund, in the first half of 2001, of a contribution amounting to € 8.6 million regarding the 1997/2000 period.

In the first half of 2002 the production of electricity decreased on the whole by 6.9% compared to the same period of the previous year: in particular, hydroelectric production fell by 26.7% (-290.3 GWh), with a negative impact on the income statement (€ 11 million, € 6 million of which for lost sales of surplus energy), while thermoelectric production increased by 11.1% (+133.5 GWh).

With respect to the reduction in hydroelectric production, it should be noted that precipitation (both rain and snow) in the AEM reservoirs in Valtellina from November 2001 to June 2002 were 48% lower than in the November 2000-June 2001 period.

Higher quantities of gas were distributed than in the first half of 2001 (+4.7%). Quantities of gas sold are in line with sales in the first half of 2001. In addition, heat sales increased during the first half of 2002 (+27.8%).

_External charges

Group external charges amount to € 340.5 million, and include the proportionally integrated costs of affiliated companies Plurigas S.p.A. and Electrone S.p.A..

The lower hydroelectric production resulted, under the same conditions, in an increase in energy supply costs (production/purchase) despite the fact that the cost of purchasing fuels and electricity is lower compared to the same period of the previous year (-€ 53.5 million), both for the positive trend in international oil prices, to which electricity prices are directly linked, and for the positive contribution provided by the operations of affiliate Plurigas S.p.A..

The lower hydroelectric production and the decrease in fuel prices on the international market also led to lower hydroelectric power extraction charges (-€ 10 million).

Similarly to the decrease in revenues, there was a decrease in "delivering and transmission fees", caused by the application of Resolution 228/01 by the Italian Authority for Electricity and Gas.

_Value added

Consolidated value added stood at € 180.8 million, showing a decrease with respect to the first half of the previous year of € 28.8 million (-13.8%).

_Personnel costs

Personnel costs, net of capitalisation, were € 52.4 million, and showed a decrease of € 5 million with respect to June 30, 2001 (-8.7%), as a consequence of the policy of rationalising human resources and aiming at efficiency in operating processes, also by means of outsourcing operations.

_Gross operating income

As a result of these performance figures shown, consolidated gross operating income at June 30, 2002 was € 128.4 million (-15.7%).

_Amortisation, depreciation and provisions

Depreciation of tangible assets amounted to € 32.4 million. Amortisation of intangible assets stood at € 10.6 million.

The allocation to the specific risk reserve amounted, at June 30, 2002, to € 6.9 million and mainly refers to the provision made by AEM Elettricità S.p.A. for the application of the new tariff system. As to gas tariffs, it is worth noting that group companies did not make any provisions in the six months, based on the assessment of the positive effects arising from the new tariff calculation method, introduced by recent Resolution 122/02 of the Italian Authority for Electricity and Gas. Prudentially, however, no quotas of the provision allocated at December 31, 2001 were used, since a final assessment will be made only after the approval of the new tariff proposal.

_Operating income

Operating income amounted to € 77.3 million (-26.7%).

_Results of Group companies valued at net equity

This item amounted to -€ 21.8 million (-€ 13.4 million at June 30, 2001) and mainly includes the attributable portion of the result before taxes of the affiliated company Fastweb S.p.A. for € 21.6 million; in the first half of 2001, this item amounted to € 13.1 million. It should be noted that in this current year, the affiliate Fastweb will be in receipt of significant tax benefits from the application of the Tremonti law on new investments.

_Financial income and expenses

Results from financial operations show a negative balance for the first half of 2002, of € 8.8 million. In particular, financial income amounts to € 4.2 million and mainly results from interest on receivables, interest on bank deposits and uses of available liquidity in repurchase operations. Financial income at June 30, 2001 included € 3.1 million from the sale of equity investments.

Financial expenses, at € 13 million, include € 12 million for service charges for short and long term bank debt, € 0.5 million payable interest accrued on the current account maintained with the Municipality of Milan and € 0.5 million for the write-down of the equity investment in e.Biscom.

_Extraordinary income (expenses)

At June 30, 2002 this item stood at € 1.6 million and mainly refers to the proportionally consolidated portion of extraordinary non-operating income of Electrone S.p.A. for € 1.3 million.

_Net income

The consolidated net income for the period, including losses from minority interests of € 0.5 million, amounted to € 48.8 million.

The economic performance for the period, compared to the previous years, is summarised in the following table:

millions of euro	06.30.2002	% on revenue	06.30.2001	% on revenue	Changes	% 02/01
Revenues	521.3	100.0	**586.4**	**100.0**	**(65.1)**	**(11.1)**
Revenues from sales	521.2	100.0	581.4	99.1	(60.2)	(10.4)
Equalisation Fund subsidies	0.1	0.0	5.0	0.9	(4.9)	(98.0)
Value added	180.8	34.7	**209.6**	**35.7**	**(28.8)**	**(13.8)**
Personnel costs	(52.4)	(10.1)	(57.4)	(9.8)	5.0	(8.7)
Gross operating income EBITDA	128.4	24.6	**152.2**	**26.0**	**(23.8)**	**(15.7)**
Amortisation and depreciation	(43.0)	(8.2)	(39.0)	(6.7)	(4.0)	10.3
Provisions	(8.1)	(1.6)	(7.8)	(1.3)	(0.3)	3.8
Operating income - EBIT	77.3	14.8	**105.4**	**18.0**	**(28.1)**	**(26.7)**
Results of Group companies valued at net equity	(21.8)	(4.2)	(13.4)	(2.3)	(8.4)	62.7
Financial income and expenses	(8.8)	(1.7)	(1.4)	(0.2)	(7.4)	528.6
Income before extraordinary items	46.7	9.0	**90.6**	**15.5**	**(43.9)**	**(48.5)**
Extraordinary income (expenses)	1.6	0.3	1.4	0.2	0.2	14.3
Income before taxes	48.3	9.3	**92.0**	**15.7**	**(43.7)**	**(47.5)**
Minority interests	0.5	0.1	(0.3)	(0.1)	0.8	(266.7)
Net income	**48.8**	**9.4**	**91.7**	**15.6**	**(42.9)**	**(46.8)**

_Balance sheet

The balance sheet, prepared using the funding allocation statement layout, shows an increase of € 119.7 million in consolidated invested capital since December 31, 2001.
Net investments in tangible and intangible assets were € 125.7 million, and € 6.1 million respectively.
Long-term equity investments, at € 245.4 million, showed a net increase of € 128.4 million.
Working capital fell by € 183.1 million.

On the sources side, consolidated shareholders' equity decreased by € 27.3 million at the end of the six month period, mostly as result of the difference between the group's net earnings for the period of € 48.8 thousand, the dividends of € 75.6 million distributed by the parent company AEM S.p.A. and the decrease in net minority interest in shareholders' equity of € 0.5 million.

The group's consolidated net financial position deteriorated, compared to December 31, 2001, by € 147.0 million, from a value of minus € 321.3 million at the end of the previous year to a negative balance of € 468.3 million.
In this period, € 134.1 million was paid for the acquisition of Edipower, and a € 25.3 million loan was repaid to BEI in advance.

The following table compares consolidated shareholders' equity as of June 30, 2002, and year end 2001:

millions of euro	06.30.2002	%	12.31.2001	%	Changes	% 02/01
Invested capital						
Net non-current assets	1,768.0	111.6	1,555.1	106.1	212.9	13.7
Working capital	(183.1)	(11.6)	(89.9)	(6.1)	(93.2)	103.7
Total invested capital	**1,584.9**	**100.0**	**1,465.2**	**100.0**	**119.7**	**8.2**
Sources of funding						
Shareholders' equity	(1,116.6)	70.5	(1,143.9)	78.1	27.3	(2.4)
Total financial position after the following period	(128.0)	8.1	(98.4)	6.7	(29.6)	30.1
Total financial position within the following period	(340.3)	21.5	(222.9)	15.2	(117.4)	52.7
Total net financial position	**(468.3)**	**29.5**	**(321.3)**	**21.9**	**(147.0)**	**45.8**
Total sources	**(1,584.9)**	**100.0**	**(1,465.2)**	**100.0**	**(119.7)**	**8.2**

_Statement of cash flow

millions of euro	06.30.2002	12.31.2001	06.30.2001
CASH FLOW FROM OPERATING ACTIVITIES			
Net income	48.8	105.1	91.7
Depreciation and amortisation	43.0	82.1	39.0
Changes in assets and liabilities	97.5	10.0	83.9
Total	**189.3**	**197.2**	**214.6**
CASH FLOW IN INVESTING ACTIVITIES			
Net capital expenditures in tangible, intangible and financial assets	(260.2)	(254.8)	(61.6)
Total	**(260.2)**	**(254.8)**	**(61.6)**
FREE CASH FLOW	**(70.9)**	**(57.6)**	**153.0**
CASH FLOW FROM FINANCING ACTIVITIES			
Increase in bank debt	141.6	145.9	68.4
Increase in financial receivables	(0.2)	8.0	7.9
Decrease in debt to other financial institutions	-	(53.1)	(53.1)
Decrease in cash account debt due to parent company (Municipality of Milan)	(36.1)	(14.7)	(15.5)
Decrease in shareholders' equity	(0.5)	31.0	0.3
Payment of dividends	(75.6)	(74.3)	(74.3)
Total	**29.2**	**42.8**	**(66.3)**
NET CHANGE IN CASH AND CASH EQUIVALENTS	**(41.7)**	**(14.8)**	**86.7**
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	**84.8**	**99.7**	**99.7**
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	**43.1**	**84.8**	**186.4**
NET FINANCIAL POSITION			
Cash and cash equivalents	43.1	84.8	186.4
Financial receivables	1.4	1.2	1.3
Cash account with parent company (Municipality of Milan)	(24.0)	(60.1)	(59.5)
Other financial institutions	(5.3)	(5.3)	(5.3)
Bank debt	(483.5)	(341.9)	(264.3)
Total	**(468.3)**	**(321.3)**	**(141.4)**

The statement of cash flows shows that the year's operating activities generated, in the six month period under examination, consolidated cash flows of € 189.3 million (€ 197.2 million in 2001). Investing activities used € 260.2 million, € 134.1 million of which regarding the acquisition of Edipower, resulting in a negative free cash flow of € 70.9 million. Group financing activities during the six months generated resources of € 29.2 million, and are as a result of the net effect of the increase in bank debt, as well as the distribution of € 75.6 million as the dividend for 2001 from the parent company, and the decrease in debt payable to the Municipality of Milan.

The increase of bank debt was necessary due to the high volume of investments made in the six months, equalling € 260.2 million (€ 61.6 million in the first half of 2001).

Cash and cash equivalent decreased by € 41.7 million to € 43.1 million (€ 84.8 million at December 31, 2001) at June 30, 2002.

The consolidated net financial position shows at June 30, 2002 a negative balance of € 468.3 million, worsening, compared to the previous year, by € 147 million.

The following table provides a condensed breakdown of the AEM Group's net financial indebtedness for the specified periods:

millions of euro	06.30.2002	12.31.2001	06.30.2001
Medium/long-term financial assets	1.4	1.2	1.1
Medium/long-term financial liabilities	(129.4)	(99.6)	(118.7)
Medium/long-term financial indebtedness	**(128.0)**	**(98.4)**	**(117.6)**
Short-term financial indebtedness	(383.4)	(307.7)	(210.4)
Short-term financing activities	43.1	84.8	186.6
Short-term net financial indebtedness	**(340.3)**	**(222.9)**	**(23.8)**
Total indebtedness/net financial position	**(468.3)**	**(321.3)**	**(141.4)**

FILE NO. 82-4911



_Italian energy market

During the first half of 2002, electricity demand grew by 2.2% compared to the same period of the previous year and 83.7% of it was covered by domestic production, with the remaining 16.3% as imports.

The highest changes were recorded in January, April and June (+3.9%, +3.0% and +4.0% on an annual basis,); growth in February and May was more limited, while a slight decrease was recorded in March (-0.8%) compared to the same month of 2001.

The mix of domestic production comes 15.4% from hydroelectric sources, 82.6% from thermoelectric plants and 1.9% from geothermal and wind power sources. When compared with electricity generation in the same period of 2001, it can be seen that thermoelectric production grew (+10.9%), as did wind-powered generation (+34.2%). Conversely, hydroelectric and geothermal sources decreased (27.1% and 3.3% respectively).

_Regulations and tariffs

Among the most significant developments that may positively affect AEM Group's income statements, two decisions to be taken by the Council of State in the near future should be mentioned.

The first concerns the tax on hydroelectric production. Following the abolition of the heat charge account with the Equalisation Fund - Electricity Sector, the Authority, through Resolutions 231/00 and 232/00 (the latter cancelled and simultaneously included in Resolution 228/01) has established the method for calculating the extra price for access and usage of the national grid for electricity generated by hydroelectric and geothermal plants in 2000 and for the years 2001-2006. AEM S.p.A., together with other hydroelectric power producers, has taken steps to contest these provisions (231/00 and 232/00) with the Regional Administrative Court for Lombardy, which rejected the request for repeal for formal reasons. AEM S.p.A. is waiting to hear the sentence passed by the Council of State with which it has lodged an appeal. The bill put forward in July by the Government envisages the cancellation of the tax on hydroelectric production.

The second concerns Resolution 238/00, which came into force on January 1, 2001, whereby the Italian Authority for Electricity and Gas reduced the tariff component for covering fixed production costs for electricity sold on the tied market by 20%. This provision was revoked by the Regional Administrative Court for Lombardy with a sentence on July 31, 2001; until such time as a sentence is delivered regarding the appeal presented by the Authority to the Council of State, producers have continued to invoice at the reduced tariffs.

In February, the Minister for Manufacturing Activities issued decree law 7/02, the so-called "power plant release decree", which became law in April, which speeds up the construction of new power plants with an installed power of more than 300 MW. The aim of this law is to facilitate construction, operation and changes of electric power generation plants. Based on the new regulation, power plants and the infrastructures necessary to their operations are considered as public utility works and are subject to one single authorisation by the Ministry for Manufacturing Activities.

In March, the Ministry for Manufacturing Activities issued a decree to supplement a previous decree dated November 11, 1999 issued by the Ministry for Industry, Commerce and Manufacturing regarding the regulation, by means of the mechanism of Green Certificates, of the obligation to introduce electrical power from renewable sources into the national grid. The changes include the possibility of also obtaining Green Certificates for a share of the energy produced by geothermal and hydroelectric plants which are under partial renovation.

_Period highlights

In March 2002, the sale of EUROGEN S.p.A. was completed, started by ENEL S.p.A. for the disposal of the second Generation Company (as per article 8 of law decree 79, March 16, 1999). EUROGEN S.p.A. was sold to EDIPOWER S.p.A., in which AEM S.p.A. holds a 13.4% stake. According to the industrial model, after the acquisition of EUROGEN S.p.A. plants, EDIPOWER S.p.A. will become the owner of the power plants and will carry out Operation and Maintenance activities, as well as repowering, while shareholders' trading companies, each individually and autonomously, will supply power plants with the fuels needed for operations and sell the generated electric power on the market.

EUROGEN S.p.A.'s acquisition will increase AEM S.p.A. production capacity by 1,300 MW.

_Electric power generation

The total gross production of electrical power as of June 30, 2002 was 2,129.6 million kWh. The gross production of hydroelectric power was 796.6 million kWh which, over the same period in 2001, had been 1,086.9 million kWh.

The gross production of thermoelectric power was 1,333 million kWh. In the same period in 2001 production was 1,199.5 million kWh.


_Electric power generation
(million kWh)
2,129.6
1,333.0
796.6
2,286.4
1,086.9
1,199.5
_02
_01
Thermoelectric
Hydroelectric
Total electric power

_Earnings

Revenues produced in the first half of 2002 were € 73.2 million of which € 51.2 million from rentals of production plants to AEM Trading S.r.l..

The following table presents the financial highlights of AEM S.p.A. - Generating Division as of June 30, 2002.

AEM S.p.A. - Power generation - millions of euro	06.30.2002	06.30.2001
Revenues	73.2	175.4
Value added	42.7	72.3
Gross operating income	34.9	63.2
Operating income	24.0	52.6

_Plants and investments

Investments made by AEM S.p.A. Generating Division amount to around € 54.5 million, of which € 24 million refers to hydroelectric power plants, particularly for the continuation of the excavation work for the main tunnel in the New Viola Canal, the work to create Group 4 of the Grosio power plant, and the building work to increase the Premadio power plant capacity. Regarding the thermoelectric power plants, work totalling € 30.5 million was done on the Cassano d'Adda power plant, particularly concerning the completion of repowering Group 1 and the continuation of work for repowering Group 2.

_Regulations and tariffs

With resolution 304/01, the Authority approved the values of the parameters for calculating the fixed portion of the annual fee which the Gestore della Rete di Trasmissione Nazionale S.p.A. (G.R.T.N. S.p.A.) pays to owners of plants forming part of the national grid to cover operating and maintenance costs, amortisation and depreciation and the returns on capital invested. These values are updated by the Authority at the beginning of each regulatory period.

AEM Trasmissione S.p.A., is still waiting to stipulate an agreement with G.R.T.N. S.p.A. to govern the maintenance and development work on networks and on the devices interconnecting with other networks, in accordance with what is envisaged by the decree issued by the Ministry for Industry, Commerce and Manufacturing approved on December 22, 2000.

_Earnings

During the first half of 2002, revenues were € 4.5 million, mostly made up of fees paid by the G.R.T.N. S.p.A. for using the high voltage lines owned by the company for the service of transporting electric power, destined for both the tied and free markets.

The following table presents the financial highlights of AEM Trasmissione S.p.A. as of June 30, 2002.

AEM Trasmissione S.p.A. - millions of euro	06.30.2002	06.30.2001
Revenues	4.5	4.0
Value added	3.6	3.3
Gross operating income	3.0	2.7
Operating income	1.4	1.0

_Regulations and tariffs

The new tariffs in force as from January 1, 2002, regulated in the *Supplementary Law to the Authority regulations for the provision of electricity transportation, measurement and sale services*, annex A to Resolution 228/01, is based on the concept of gradually bringing back the price of energy to the cost acknowledged to distribution companies for supplying end users, introducing flexibility margins in the relationship between customers and distribution companies which are appropriate for a market under liberalisation.

By approving the Supplementary Law, the Italian Authority for Electricity and Gas gave equal terms of access to the transportation service for both free and tied customers. This provision increases the transparency of the tariffs system and favours competition between operators.

All non residential end users, free and tied, pay the same amount to the distributor for the transportation of electricity (i.e. to cover transportation costs on national transmission and distribution grids), as determined by the tariff options offered by every operator and approved by the Authority.

As in the past, tied customers are still obliged to purchase electricity solely from the local distributor, that receives the relevant payment for the supply.

A system of specific protection has been devised for non industrial customers supplied with low voltage:

- a mandatory tariff: all distribution companies offer their customers the tariffs established by the Authority based on costs acknowledged to companies for the supply of electricity, and linked to terms of delivery and quality levels defined by the Authority;
- other tariff options: distribution companies may offer, within the limits defined by the Authority, further tariff options, with different features from those of mandatory tariffs, more suitable to specific user needs.

For all other categories of users, distributors offer tariffs options to customers for the distribution service which are subject, for every type of user, to a double limitation: on revenues received on the total of customers and on revenues per customer. In 2001-2003 the level of these limitations will be updated to take into consideration inflation and the objectives for improved production defined by the Authority (price-cap method).

Distributors can propose special options, without any limits on revenues, at better conditions for customers.

With Resolution 124/02, the Authority intended to make more efficient and rational the regulation regarding the establishment, payment and management of cash flow from the tariffs. Starting from July 1, 2002, the distributing company will no longer invoice eligible customers with the tariff elements A2, A3, A5, A6 as an extra on transportation payments. These payments will be paid by eligible customers directly to GRTN S.p.A. as additions to the amount of the balancing service.

In addition, the distributing company can be delegated by the Equalisation Fund – Electricity Sector, to pay a percentage, defined by the Equalisation Fund, of the revenue from element A3 directly to GRTN S.p.A.

Together with the new tariff system, Resolution 228/01 also introduced a new system of measurement services, identifying, per each withdrawal and input point, the company in charge of installing and maintaining meters, as well as reading and recording electricity quantities.

With resolution 50/02, the Authority approved the new rules for connecting to the networks of electricity generating plants and the industrial sites of consumers. This decision completed the regulation for the access to the electrical networks, defining the rules to apply for and make new connections, with the aim of permitting installation of new production capacity and to guarantee market competitiveness and transparency.
Operations by applicants must be such as not to compromise the economic-financial balance of network operators nor result in higher costs for the users served by the electricity networks. For this reason, the applicant for the connection must bear the cost of applying for access and present a bank guarantee for the future connection.

In April, the Authority published the paper for consultation, with proposals for the implementation of ministerial decrees promoting energy efficiency in electricity end uses. The Decrees of the Ministry for Industry, Commerce and Manufacturing of April 24, 2001 defined quantitative objectives for the improvement of nationwide energy efficiency for the period 2002-2006.

Therefore, starting from 2002 distributors of electrical power to at least 100,000 end users at December 31, 2001, must comply with specific quantity obligations in energy savings, calculated as a share of the national objective in proportion to the energy distributed by each operator. To achieve these objectives, distributors must develop energy saving projects with end customers (own or of others); the Authority will issue penalties, if obligations are not complied with. The projects can be made directly by the distributors, by means of a subsidiary company, or by means of companies active in the field of power services.

As an alternative to direct actions, distributors can choose to comply with obligations by fully or partly acquiring "energy efficiency certificates" from third parties , issued by the Authority, which certify the achievement of energy savings by other operators. The exchange of these certificates can take place by means of bilateral contracts or in a specific market.

Part of the costs incurred by distributors to achieve energy savings objectives can be covered by electrical power distribution tariffs based on criteria established by the Authority.

_Sales

In the first half of 2002, the quantity of electricity sold to tied customers, inclusive of inter-group sales, was 1,330.4 GWh, a reduction since the same period in 2001 of 169.3 GWh (-11%) due to some of the major customers having removed to the open market. The volumes of power delivered have considerably grown, reaching 436 GWh, an increase of 193.1 GWh (+79.5%) compared to the same period of 2001.
As regards demand in the various segments, other than inter-group sales, there can be seen a growth in the segment "other low voltage uses" (+10.2 GWh) and "residential use" (+16.3 GWh), while sales fell in the segment "other uses in medium voltage" (-192.9 GWh) which includes almost all the customers which left to go to the free market.
The power supplied to companies in the AEM group, including all the "inter-company" supplies, amounts to 8.6 GWh.
In total, at June 30, 2002, there were around 441,000 customers.

_Earnings

In the first half of 2002, revenues totalled € 129.6 million.

Revenues from sales of electricity on the regulated market, inclusive of revenues from inter-company transfers, total around € 119.6 million, a decrease of € 38.9 million (-24.5%) compared to the same period of the previous year.

Revenues deriving from delivering services amount to € 2.8 million.

The increase from the same period of the previous year is due to some of the major customers having moved to the free market.

The following table presents the financial highlights of AEM Elettricità S.p.A., as of June 30, 2002.

AEM Elettricità S.p.A. - millions of euro	06.30.2002	06.30.2001
Revenues	129.6	169.3
Value added	30.3	41.0
Gross operating income	23.7	33.7
Operating income	0.9	9.8

_Plants and investments

Investments amount to € 9.4 million and refer to maintenance operations at € 7.6 million (renovation of internal plants, cabins and laying of medium and high voltage cables) and to development at € 1.6 million (connections to new buildings).

Additionally, other operations involved expenditure of € 0.2 million, for improvements to processes and in compliance with legal obligations.

_Regulations and tariffs

Starting from January 1, 2002, the new eligibility thresholds envisaged by Law Decree 79/99 apply: starting from this date, all customers whose annual consumption was equal or higher than 9 GWh in 2001 can access the open market; the definition of "eligible" customers also applies to end consumers whose consumption recorded in the previous year was higher than 1 GWh at each measurement point and over 40 GWh in total for all the measurement points.

_Sales

During the first half of 2002, AEM Energia S.p.A. entered supply contracts with both eligible customers and with consortia of small to medium sized companies, selling 898 GWh of power.

Power purchased totalled 933 GWh, mostly coming from AEM Trading S.r.l..

Since January 1, 2002, AEM Energia S.p.A. has become the main Group company in the field of natural gas sales following the transfer of the business unit for gas sales from AEM Gas S.p.A. to AEM Energia S.p.A., which is commented in the section "Gas distribution and sales".

_Earnings

During the first half of 2002, revenues from the sale of electricity to eligible customers and from consortiums of small to medium sized companies totalled € 45.7 million, while costs for purchasing power totalled € 47.5 million.

The decrease in revenues compared to the same period of the previous year can be mainly attributed to the new tariff system defined by the Authority with Resolution 228/01, which establishes that transportation is invoiced by the distribution company.

The following table presents the financial highlights of AEM Energia S.p.A., only regarding sale of electricity for the free market, as of June 30, 2002.

AEM Energia S.p.A. – millions of euro	06.30.2002	06.30.2001
Revenues	45.7	69.4
Value added	(2.2)	1.4
Gross operating income	(2.9)	0.3
Operating income	(3.0)	0.2

_Regulations

With Resolution 301/01, issued in December, the Authority defined rules for electricity imports in 2002. Allocations were made in December 2001, based on a primary pro-quota subdivision. The resolution envisages the creation of a monthly and weekly secondary market to adjust deliveries. New capacities that may be available during the year and spot quantities will also be traded on the secondary market.

At the end of February, EU countries reached an agreement within the ETSO - European Transmission System Operator, which lasts from March 1 to December 31, 2002 and involves Italy, Belgium, Switzerland, Germany, Spain, France, Holland and Portugal. According to this agreement, the international exchange of electric power is no longer subject to the payment of costs for crossing the single countries, but is subject to a single European tariff, regardless of the numbers of countries crossed. In particular, operators exporting energy from each country to Italy will be subject to the payment of one euro per megawatt/hour (energy stamp).

With Resolution 308/01, the Authority also defined procedures for the sale on the free market of subsidised electric power generated from renewable and similar sources in 2002. The energy was allocated, in January 2002, by means of various auctions organised by Gestore della Rete di Trasmissione Nazionale S.p.A..

With Resolution 36/02, the Authority completed the regulations regarding electricity despatching operations, partially introduced with Resolution 317/01, giving certain rules to the free market while awaiting the start up of the Electricity Exchange. With these measures, the Authority defined modes and terms for the supply of the electrical power balancing service, the amounts to be paid for the service and the cost of the reserve.

The new regulation changes the concept of reconciliation, defining new rules for the exchange of electric power to offset differences between energy supplied by generators and energy taken by consumers within the same exchange contract stipulated with Gestore della Rete di Trasmissione Nazionale S.p.A..

In April, with Resolution 66/02 (Approval of standard contract forms as per article 3.1, clause 3.1.1, of annex a to Resolution 36/02 by the Italian Authority for Electricity and Gas dated March 7, 2002), the Authority approved with some modifications the standard contract forms for electric power balancing and for electric power exchange.
The Authority also defined, with Resolution 81/02, temporary conditions for the supply, by the Gestore della Rete di Trasmissione Nazionale S.p.A., of the resources for electricity despatch service for the time prior to the economic despatch as per article 5, clause 2, of Decree Law 79/99. In order to guarantee the Gestore della Rete di Trasmissione Nazionale S.p.A. the necessary cash for the purchase of resources for the electricity despatch service in the temporary period before the creation of the communication system of electric power input and withdrawal programmes, the Authority decided that owners of balancing contracts should make an advance payment applied to withdrawn electric power in each time bracket and in each withdrawal point equipped with a time meter.
This regulation will be applied until the economic despatching starts, once the Electricity Exchange comes into operation.
During the first half of 2002, the procedure for implementing the Electricity Exchange was continued by the relevant players, i.e. Gestore del Mercato Elettrico S.p.A. and Gestore della Rete di Trasmissione Nazionale S.p.A.. On January 18, 2002, Gestore del Mercato Elettrico S.p.A. issued the Instructions to the Regulation of the electricity market, as

transmitted to the Ministry for Manufacturing Activities for approval on its Internet site, after hearing the Italian Authority for Electricity and Gas. The document includes the implementation and procedure rules of the regulation, already approved on May 9, 2001 by a decree of the Ministry of Industry, Commerce and Manufacturing. These detailed rules will have to be complied with by the operators that not only decide to use the Electricity Exchange but also the trading office created by the Gestore del Mercato Elettrico S.p.A. for the trading of Green Certificates.
Operators are also awaiting the approval of the Italian Authority for Electricity and Gas for the paper submitted to it by Gestore delle Rete di Trasmissione Nazionale S.p.A. which has the guidelines for the public despatching service within an economic framework, as will result from the application of the Exchange regulations.

_Period highlights

During the first half of 2002, AEM Trading S.r.l. further developed its commercial operations on the electricity wholesale market, continuing to carry out not only technical but also economical despatching from AEM Group generation plants. On October 1, 2001, AEM Trading S.r.l. stipulated two agreements with the parent company for contracting out the Cassano d'Adda thermoelectric plant and the Valtellina hydroelectric plants.

AEM Trading S.r.l. continued to supply energy produced from alternative sources to those of AEM Group plants by taking part in the so called CIP 6 energy auctions, organised by Gestore della Rete di Trasmissione Nazionale S.p.A., where it purchased 6 bands of generating capacity (60 MW), and stipulated supply contracts for imported energy in 2002.

In line with the new regulations introduced by the Authority for electric power exchange on the free market, AEM Trading S.r.l. plays an active role also with respect to electricity bimonthly exchanges, according to the new rules included in Resolution 36/02. AEM Trading S.r.l. owns both a balancing contract with GRTN regarding input systems/points available to it, and the exchange contract of the electricity input from its own balancing contract and consumed by AEM Energia S.p.A. customers (which are included in the withdrawal balancing contract stipulated between AEM Energia S.p.A. and GRTN).

On May 31, 2002, AEM Trading S.r.l. sent Gestore della Rete di Trasmissione Nazionale S.p.A. the self-certifications regarding imports and productions of electric power from non renewable sources in 2001 on behalf of the AEM Group companies (AEM Trading S.r.l., AEM S.p.A. and AEM Energia S.p.A.). Subsequently, the Gestore della Rete di Trasmissione Nazionale S.p.A. communicated the opening of three "Ownership accounts" for the deposit of the Green Certificates to produce/purchase in order to comply with the obligations of the same three companies. AEM Trading S.r.l. is the AEM Group company authorised to operate in the market of Green Certificates with purchases by means of bilateral contract and at the negotiations office which is being prepared by Gestore del Mercato Elettrico S.p.A..

On June 20 and 21, AEM Trading S.r.l. took part in the simulated operating of the Day-Before Market organised by Gestore del Mercato Elettrico S.p.A. and also took part in the trial sessions of the negotiating venue for trading Green Certificates.

_Electricity sales

During the first half of 2002, AEM Trading S.r.l. sold 1,390 GWh to AEM Elettricità S.p.A. for the tied market and 933 GWh to AEM Energia S.p.A. for the free market.

As to the so-called electricity spot sales, sales totalling 175 GWh were made. In addition, 2 GWh of own production were exported abroad.
Regarding the exchange contract with GRTN S.p.A., in the first half of 2002, AEM Trading S.r.l. accrued an energy credit of 14.7 GWh.

_Gas sales

During the first half of 2002 AEM Trading S.r.l. sold 636 million cubic metres of natural gas to AEM Energia S.p.A. for its supply to residential and industrial customers.

_Earnings

In the first half of 2002, AEM Trading S.r.l. achieved revenues of € 283.3 million, € 140 million of which from electricity sales and € 127 million of which from natural gas sales, while costs for the purchase of energy and fuels amounted to € 211 million.

The following table presents the financial highlights of AEM Trading S.r.l. as of June 30, 2002.

AEM Trading S.r.l. - millions euro	06.30.2002
Revenues	283.3
Value added	3.1
Gross operating income	2.6
Operating income	2.5



AEM Gas S.p.A.
Serenissima Gas S.p.A.

_Italian gas market

In the first six months of 2002, 37 billion cubic metres of natural gas were consumed, a growth of 3.6% from the same period a year earlier 2001.
The most notable changes were in the thermoelectric sector, where consumption grew by 6.9% compared to the first half of 2001, equal to 28% of overall consumption.
A positive trend was also recorded in consumption for residential/commercial use (+3%) and industrial users (+1,7%).

_Regulations and tariffs

With its Resolution 237/00, the Authority issued the reform of the tariff system, which was supposed to be in force by July 2001. The application of the resolution is currently suspended since, under petition by various operators, the Regional Administrative Court of Lombardy annulled, resolution 237/00 with its decision dated June 29, 2001, disputing with the Authority the application of the parametric method for calculating the capital invested by the companies regulated. While awaiting the judgement of the Council of State, to which the Authority made appeal against the Regional Administrative Court's sentence, AEM decided to apply to end users the temporary tariffs envisaged by resolution 237/00 for the first half of 2001 and to thereafter apply any compensatory amounts.

In July, a few days before the ruling of the Council of State, the Italian Authority for Electricity and Gas issued Resolution 122/02, which supplements Resolution 237/00 and puts it in line with the decisions of the Regional Administrative Court of Lombardy. Changes specifically regard criteria to determine the cost of invested capital for operators that have certified financial statements starting from the year finished before January 1, 1991. These operators are subject to an individual procedure to determine invested capital, based on the method of re-valued historical cost, instead of the previously envisaged parametric value. The new regulation does not change the parametric assessment system for all distributors that do not comply with the requirements.

The resolution also envisages a deferral of the deadline for the submission of tariff options to July 30, 2002 for companies that continue to use the parametric system and to August 15, 2002, further postponed to September 14, 2002, for companies that choose the individual assessment of capital.
The Authority also defined a series of rules to facilitate access to distribution networks and provide unbiased service provision, with respect to the imminent total opening of the gas market for end consumers as from January 1, 2003.

The Authority adopted Resolution 43/02 which obliges public utilities in the gas sector to adjust the amount for the provision of services to the actual higher calorific value (HCV).

In April the Authority issued a paper for consultation regarding proposals for the implementation of ministerial decrees promoting energy efficiency in gas end uses. Decrees by the Ministry for Industry, Commerce and Manufacturing dated April 24, 2001 defined the quantity objectives for improvement of energy efficiency, in Italy, between 2002 and 2006.

Therefore, starting from 2002, gas distributors that at December 31, 2001 served at least 100,000 end users, must comply with specific energy saving quantity obligations, calculated as a share of the national objective in proportion to the power distributed by

each operator. In order to achieve these objectives, distributors must develop energy saving projects with end users (own or of others); the Authority will issue penalties if obligations are not complied with. Projects can be made directly by the distributor, by means of subsidiary companies, or by means of companies active in the field of power services.

As an alternative to direct action, distributors can choose to fulfil such obligations by fully or partly acquiring "energy efficiency certificates" from third parties, issued by the Authority, which prove the achievement of energy savings by other operators. These certificates can be exchanged by means of bilateral contracts or in a specific market.

Part of the costs incurred by distributors to achieve energy savings objectives can be covered by means of gas distribution tariffs based on criteria determined by the Authority.

_Period highlights

Since January 1, 2002 the civil and fiscal effects have taken effect of the partial split of AEM Gas S.p.A. by the transfer of the company branch regarding the sale of natural gas to AEM Energia S.p.A.. The split operation meets reasons of an operational and strategic nature within the AEM Group, on one side, and on the other, a precise legislative obligation (Legislative Decree 164/00 implementing EC directive 98/30).
As a consequence, following the split operation, AEM Energia S.p.A. has become the main AEM Group company in the field of natural gas sales, both in the free and the tied market.

_Distribution and sales

Sales of gas by AEM Energia S.p.A. and Serenissima Gas S.p.A., as of June 30, 2002, including inter-sectorial sales and sales to Group companies, were 669.2 million cubic metres, an increase of 15.1 million cubic metres (+2.3%) compared to the 2001 period.
Gas forwarded to third parties amounted to 24 million cubic metres.
The number of users, as of June 30, 2002, was around 861,000.

_Earnings

During the first half of 2002, revenues from the sale of gas on the market amounted to € 215.7 million, a decrease of € 30 million (-12.1%) compared to the same period of the previous year.
Revenues from forwarding services to third parties amounted to € 0.9 million.

The following table presents the financial highlights of the companies operating in the gas and heat distribution sector at June 30, 2002, net of inter-group services and sales.

Companies in the sector - millions of euro	06.30.2002	06.30.2001
Revenues	239.7	267.6
Value added	87.2	77.4
Gross operating income	77.9	65.5
Operating income	33.9	24.9

_Plants and investments

Investments in the gas sector totalled € 13.8 million of which € 4.6 million for converting centralised heating systems for operating by gas. The remaining investments are split between maintenance and safety operations of € 7.5 million (renovation of the below and above surface network) and development and expansion for € 1.7 million (connecting customers).

_Regulations and tariffs

With resolution 42/02, the Authority established the criteria for the admission of cogeneration plants to the benefits envisaged by gas and electricity deregulation decrees. Based on these regulations, the production of plants defined as cogeneration plans is given despatching priority, regardless of the economic situation, as is envisaged for production of energy from renewable sources. In addition, according to Legislative Decree 79/99, the amount of energy produced with cogeneration plants, is not subject to the obligation to introduce in the Italian grid a 2% share of new electricity generated with renewable sources.

_Period highlights

Based on the criteria defined by the Authority, in order to receive the benefits, cogeneration plants are those that simultaneously fulfiltwo requirements each calendar year: a 10% energy saving for each new plant section (8% for renovation; 5% for existing ones) and the production of at least 15% of thermal energy on the electric and thermal overall production. The fulfilment of these two parameters varies according to other parameters, such as the size of the plant section, the type of fuels used and the main use of the thermal energy produced.

_Distribution and sales

During the first half of 2002, thermal sales were 186.9 million kWht showing an increase of 40.7 million kWht from the same period a year earlier.
There was also sold 32.2 million kWh of electric power generated by the Tecnocity and Famagosta cogeneration plants.

_Earnings

Revenues from the sale of thermal energy, as of June 30, 2002, were € 13.2 million, an increase of € 1.8 million (+15.8%) compared to the previous period.
Revenues from the sale of electric power from cogeneration, including inter-group sales, were € 2 million, showing an increase of € 1 million compared to the previous period, due to the start of operations of the Famagosta cogeneration plant.

_Plants and investments

Investments in the heat sector amounted to € 3.7 million and refer to the completion works of the cogeneration plant in the Famagosta area and the development of district heating networks in the Figino, Tecnocity and Bovisa areas.



In the first half of 2002 the available cabling infrastructure was further expanded, in the Milan area, for an overall extension of 1,950 Km, in line with company plans. Outside Milan, the long-distance infrastructure amounts to around 400 Km. The fibre optic network, whose development will continue in line with the definition of the company industrial plan, exceeds 3,000 Km. This figure includes 1,250 Km of city backbone and connections to 'business' offices, 1,750 Km of residential cables and 35 Km of long distance stretches.

These 3,000 Km of optic network laid correspond to over 140,000 Km of fibres laid. This result confirms the position of Metroweb as the telecommunications leader in the Milan area in terms of available infrastructure and quantity of optic fibre laid.

As to the cabling of residential areas, it should be noted that, by end June 2002, the Metroweb optic fibre network covered around three quarters of the Milan urban area - some 46,000 buildings were connected by Metroweb's optic fibre network at June 30, 2002.

During the first half of 2002, the development of trade relationships continued with the main national and international telecommunications operators involved in cabling Milan urban and suburban areas and a major agreement for cabling the whole Milanofiori complex was stipulated.
The company also confirmed its strategic partnership with the e.Biscom Group.

Significant agreements were signed with FastWeb regarding the granting of the actual right of use on couples of optic fibres in the Milan area, the sale of cable ducts in Bologna, and in addition to the contract for the construction of the so called 'building connections' access, the granting of the real right of use on the connection cable from the manhole to the "daisy chain".

_Earnings

During the first half of 2002, revenues from telecommunications operations totalled € 27.3 million.

The following table presents the financial highlights of Metroweb S.p.A. as of June 30, 2002.

METROWEB S.p.A. - millions of euro	06.30.2002	06.30.2001
Revenues	27.3	18.9
Value added	7.4	5.9
Gross operating income	7.1	5.7
Operating income	2.2	3.3

_Plants and investments

Investments of about € 49 million were made, which mainly concerned the work for laying the optic fibre network in the Milan metropolitan area and in some of the surrounding provinces.



The parent company AEM S.p.A. provides its subsidiaries and almost all the affiliates with administrative, financial, legal, logistical, strategic, technical and communication services, to optimise available resources within the company and put know-how to the best business use.

These services are provided under special service delivery contracts.

The parent company AEM S.p.A., also makes space for offices and operations available at its own facilities to the Group's companies at market terms, along with services relating to the use of such space.

_Period highlights

On January 1, 2002 the AEM S.p.A. company branch for IT services was transferred to e-Utile S.p.A..

_Plants and investments

Investments by AEM S.p.A. Corporate Division amount to € 2.4 million and refer most of all to work carried out on company buildings, the purchase of equipment, furniture and fittings for € 1.8 million while the remaining part was for work on the IT systems and telematics networks.

_Period highlights

The work of management and creation of the lighting and traffic signal systems for the Municipalities of Milan, Rozzano, Barlassina, Pieve Emanuele, San Giuliano Milanese, Vimodrone, Cassano D'Adda, Gazoldo degli Ippoliti (near Mantua), San Donato Milanese and Ceglie Messapica (near Brindisi), continued in the first half of 2002.

There continues the work as scheduled in the Urban Lighting Plan 2000 for the Municipality of Milan.

During the first half of 2002, the activities regarding the CCTV surveillance projects defined by the Municipality of Milan, and the CCTV systems in the Municipality of Varese were concluded.

As regards traffic signals, during the first half of 2002 there continued the renovation work to bring them up to the standards of the new highway code and to centralize the traffic signal system.

In the first half of 2002, a Temporary Association of Companies was set up to create telecommunications infrastructures, which acquired three contracts from subsidiary company Metroweb S.p.A., for works in the Municipalities of San Donato Milanese, Vimodrone, Sesto S. Giovanni and in some areas of Milan.

_Earnings

As of June 30, 2002, management of public lighting and traffic signal systems generated revenues, inclusive of revenues from services to companies in the group, of € 22.3 million.

This company handles the relationship with customers spread throughout the Group's companies and those of other companies operating in the area of network services and with a wide customer base.

_Earnings

The following table presents the financial highlights of AEM Service S.r.l. as of June 30, 2002.

AEM Service S.r.l. – millions of euro	06.30.2002	06.30.2001
Revenues	8.6	8.7
Value added	5.6	5.8
Gross operating income	1.5	1.9
Operating income	0.1	1.1

Human resources

As of June 30, 2002 the AEM Group had a total of 2,543 employees, showing a decrease of 5% since the same period in 2001. The hours of work during working hours slightly diminished, compared to June 30, 2001, at 80.6%.

During the first half of 2002, institutional training programmes were carried out, focusing on developing common management skills and expertise, in terms of knowledge, individual skills and use of corporate tools (reading the balance sheet, business game, seminars about the awareness of QAS policies).

Vocational training programmes continued to maintain and develop technical and specialised know-how (safety, IT, training on the job, inclusion of plant workers).

Individual training programmes were also started, to develop individual skills by using e-learning multimedia methods (English, IT).

Personnel of the AEM Group splitted by category are as follows:

	06.30.2002	06.30.2001
Managers	42	43
Managerial staff	123	142
Office workers	1,593	1,682
Plant workers	785	811

The cost of personnel at Group level in the first half of 2002 was € 52.4 million (€ 57.4 million at June 30, 2001), a reduction of € 4.9 million (-8.7%).

At the end of the first half of 2002, no Group company had employee stock option plans in place, with the exception of the affiliate Fastweb S.p.A., which authorised a plan for its own employees in 1999.

During the first half of 2002, active and retired employees benefited from € 648 thousand in tariff discounts on electricity consumption and € 168 thousand in gas supplied in kind.

FILE NO. 82-4911

_Headcount by Group company

AEM S.p.A.	AEM Trasmissione S.p.A.	AEM Energia S.p.A.	AEM Elettricità S.p.A.	AEM Gas S.p.A.	AEM Service S.r.l.	Serenissima Gas S.p.A.	AEM Trading S.r.l.	Metroweb S.p.A.	Zincar S.r.l.	Total
1,170	26	58	361	638	193	25	12	58	2	2,543

_Research and Environmental Policy

The AEM Group conducts research and development in the areas of energy and environment to monitor development in the most promising energy technologies and to originate methods of analysing production processes and optimising operations from the technical and business standpoints. AEM S.p.A. expensed € 5 thousand during the first half of 2002 on research and development.

AEM continues to conduct research and development in partnership with prestigious institutions, such as the Polytechnic Institute of Milan and ENEA.

_Research Projects

_Milan Bicocca Project

AEM S.p.A. is taking part in the development of a joint research project promoted by the Ministry of the Environment and the Municipality of Milan and coordinated by ENEA, together with Ansaldo Ricerche, State Railways, the Municipality of Hamburg, SOL S.p.A., NUVERA Fuel Cells Europe S.r.l. and BMW Italia.

The project, called "Milan Bicocca Project", aims at dealing with all the problems relating to the production, storage and distribution of hydrogen for the various energy uses (liquid, gas, put in the pipeline). Regarding this, the Milan-Bicocca 1.3 MW fuel-cell facility belonging to AEM S.p.A. will be modified according to integrated and complementary lines. The idea is for the plant to completely recover the carbon dioxide and have minimum environmental impact, aiming at reaching "Zero Carbon Emission".

The hydrogen gas will partly be used on site as the fuel for a mini-fleet of public transport buses operated by ATM, and partly it will be conveyed to the Tecnocity district heating plant and to the Greco-Pirelli railway station.

The hydrogen will also be partly liquefied for fuelling vehicles which use liquid hydrogen, or will be loaded on to trucks for transporting to other areas.

Any carbon dioxide and hydrogen in excess will be taken and marketed by the company SOL S.p.A..

_Quality, environmental and safety systems

In April, operations started for the company currently certified with the 1994 ISO EN UNI 9001 standard to progressively comply with the 2001 ISO EN UNI 9001 standard (VISION 2000).

The new system is due to be implemented by March 2003.

As to the compliance with the new EC 761/01 EMAS 2 Regulation of the Environmental management system of the Cassano d'Adda plant, the environmental analysis was revised and updated, significant environmental issues and action priorities were pointed out.

The 2002 Environmental Report is being written, which will be available for endorsement by the controller in October.

The 2001 Environmental and Safety Report was successfully verified by Ernst & Young and will be available by the end of July in its final version, together with an Internet version.

_Transaction with related parties

_Parent company

The Municipality of Milan is the controlling stakeholder in AEM S.p.A.. As of June 30, 2002 the Municipality of Milan held an absolute majority of 51% of the authorised capital of AEM S.p.A., with 50.997% held directly and 0.003% held indirectly through Metropolitana Milanese S.p.A.. The remaining 49% is spread around the market.

AEM Group companies do business with the Municipality of Milan, supplying it with electricity, gas and heat as well as services in the form of operating the public lighting and traffic signal system.

AEM Group companies also do business with companies in which the Municipality of Milan holds a controlling interest (including SEA S.p.A., MM S.p.A., SOGE-MI S.p.A.) and the municipalized companies in the city's charge (ATM, AMSA), supplying them with electricity, gas and heat at market rates adjusted according to supply conditions, and providing services on demand.

Business dealings between the Municipality of Milan and AEM Elettricità S.p.A. and AEM Gas S.p.A. are governed by service provider agreements approved by the Municipality of Milan and AEM S.p.A., at the time it became AEM S.p.A.. As a result of the break-up, the agreements were transferred to the above mentioned AEM S.p.A. subsidiaries in November 1999, which deal with the distribution of electrical power and of gas and heat.

AEM S.p.A. and the City also have financial dealings with one another, making payments into an interest-bearing checking account. The interest rate is equal to the official discount rate minus 0.75 percentage points.

In regard to the relationships between AEM S.p.A. and other companies in which the Municipality of Milan holds a controlling interest, AEM holds a 49% stake in Malpensa Energia S.r.l.; the 51% controlling stake is held by SEA.

_Subsidiaries and affiliates

Within the Group, AEM S.p.A. acts as a clearinghouse for all its subsidiaries, with the exception of Metroweb S.p.A..

The companies use checking accounts held jointly by the parent company and subsidiary to do business with one another at market interest rates.

Again during 2002, AEM S.p.A. and the subsidiary companies, except for AEM Trading S.r.l., have adopted the procedure for Group VAT.

The parent company AEM S.p.A. provides its subsidiaries and affiliates with administrative, financial, legal, logistical, strategic and technical services, to optimise available resources within the company and put know-how to the best business use. These services are provided under special service delivery contracts which are entered into annually. The parent company AEM also makes space for offices and operations available at its own facilities to its subsidiaries and affiliate Fastweb S.p.A. on market terms, along with services relating to the use of such space.

AEM S.p.A., receives a monthly payment from AEM Trading S.r.l. connected to the actual availability of the thermoelectric and hydroelectric plants, offering this company the service of electric generation.

AEM S.p.A. sells energy, at market prices and within the framework of an agreement, to subsidiary Società Servizi Valdisotto S.p.A..

Affiliate e-UTILE S.p.A. provides IT services to AEM S.p.A..

Affiliate Fastweb S.p.A. carries out telecommunications services for AEM S.p.A. and its other subsidiaries.

Regarding relationships with associated entities, AEM S.p.A. holds 0.27% of the authorised capital in e.Biscom S.p.A., the company controlling Fastweb S.p.A. and minority shareholder in Metroweb S.p.A..
At the time of e.Biscom S.p.A.'s listing, AEM S.p.A. and e.Biscom S.p.A. renewed the partnership agreement, initially signed with the start up of the partnership in July 1999 to preserve the stability of the partners' stakes. Under these agreements, the partners in e.Biscom S.p.A. transferred the beneficial interest in shares representing 63.88% of e.Biscom's authorised capital to a newly established company, Anphora S.r.l..
e.Biscom S.p.A. shareholders hold an 89% stake in the authorised capital of Anphora S.r.l., the remaining 11% is held by AEM S.p.A.. Anphora S.r.l. will keep and administer the beneficial interest in e.Biscom S.p.A. shares until July 28, 2005. The Bylaws of Anphora S.r.l. establish that the extraordinary shareholders' meeting of this company is to pass resolutions only with the favourable vote of such shareholders representing more than 90% of the authorised capital. The Bylaws also provide that, for sale, transfer or, more generally, the stipulation of any deed affecting the beneficial interest in the shares of e.Biscom S.p.A. stock, there is requires prior authorisation from shareholders at the meeting of Anphora S.r.l. shich, also in this case, must only pass resolutions with the favourable vote of shareholders representing more than 90% of the authorised capital. Lastly, the Bylaws establish that, if there is to be a transfer of a quota of Anphora S.r.l., a pre-emptive purchase right is reserved to the other shareholders.
The relationship between AEM S.p.A. and its affiliated companies, the controlling stakeholder and the associated entities are discussed in the explanatory notes to the individual balance sheet and income statement entries.
Below is shown a summary table of the inter-group economic and equity relationships.

Balance Sheet thousands of euro	Subsidiaries	Affiliates	Parent company	Total
ASSETS				
B) FIXED ASSETS				
III - Financial assets	-	1,369	-	1,369
C) CURRENT ASSETS				
II - Receivables	47,604	1,233	55,067	103,904
LIABILITIES				
D) PAYABLES	174,379	5,553	29,569	209,501

Income Statement thousands of euro	Subsidiaries	Affiliates	Parent company	Total
A) REVENUES				
1) Revenues from sales and services	39,375	805	16,144	56,324
5) Rents	52,730	819	-	53,549
B) OPERATING EXPENSES				
6) Raw materials and fuel	-	-	-	-
7) Services	2,044	4,766	-	6,810
8) Leases and rental expenses	134	-	1,405	1,539
C) FINANCIAL INCOME AND EXPENSES				
16) Other financial income	381	-	-	381
17) Interest and other financial expenses	2,928	-	545	3,473

_Auditing of Financial Statements

The Independent Auditors' Reconta Ernst & Young S.p.A. performed a limited audit of the interim report at June 30, 2002, under the three-year mandate granted by the Shareholders' Meeting held on April 30, 2002. To carry out the limited audit of the interim report, the Independent Auditors needed 358 hours and billed € 39,489.

_Treasury Stock

In compliance with Article 2428 of the Italian Civil Code, AEM S.p.A. states that it holds no treasury stock as of June 30, 2002, nor did it buy or sell treasury stock during the first half of 2002, whether directly or indirectly through subsidiaries or affiliates, or through trust companies or intermediaries.

Subsidiaries and affiliates own no stock in parent company AEM as of June 30, 2002, nor did they buy of sell such stock during the first half of 2002.

There were no dividend-bearing shares, bonds convertible in shares, other or similar securities issued during the first half of 2002.

_Infraction proceeding instituted by the European Commission

In May 1999, the European Commission notified the Italian government that it was instituting an infraction proceeding in relation to tax relief and access to subsidised loans granted to majority government-owned local public service providers, which had been established as private corporations pursuant to Law 142/1990 (so called "tax moratorium").

With Resolution June 5, 2002, State Subsidies C 27/99, the Commission considered as competition undermining state subsidies the three-year exemption from income taxes established by article 3, clause 70, Law 549 of December 28, 1995, and by article 66, clause 14, Legislative Decree 331 of August 30, 1993, turned into law 427 of October 29, 1993, as well as the benefits from the loans granted by the Deposit and Loan Institution under article 9 bis Legislative Decree 318 of July 1, 1986, turned into law 488 of August 9, 1986. Tax relief for the transformation of municipal companies into joint-stock companies was not considered as state subsidies.

According to the Commission's decision, Italian Authorities must take all necessary steps to recover the subsidies from the beneficiaries. However, since the decision concerns subsidies in general terms and not their specific application, the Commission did not rule out the fact that in specific cases and for specific situations, which are yet to be defined, the actual recovery of the relief may not be necessary.

Against the Commission's decision, last August the Italian Government filed an appeal with the European Court of Justice. Over the next few weeks, AEM S.p.A. will appeal with the First Level Court to request the cancellation of the Commission's decision.

Should all juridical protection tools have a negative outcome, it is reasonable to believe that the recovery action by the Italian Government may be a removal of the different benefits granted to the various public service sectors, with respect to the actual degree of openness to competition during the effectiveness of the disputed measures and, therefore, of its possible undermining.

With respect to this, AEM S.p.A.'s petition will show how the Company was active, in the period examined by the Commission, in sectors not open to competition like the electricity and gas industries, for which AEM S.p.A. did not participate in any call for bids for the allocation of the service.

In the light of the uncertain outcome of the appeals filed by the Italian government and AEM S.p.A. and of the terms of the application of the decisions taken by the Commission, the Company consider the risk of recovery of subsidies given following a negative outcome of the whole procedure as possible but not likely: therefore, no allocations have been made with respect to this.

These uncertainties do not make it possible, at this moment, to have such objective elements as to make a sufficiently reasonable estimate of the charges that AEM S.p.A. may incur following the above mentioned decision.
As mere indication, the following table presents the net profit resulting from AEM S.p.A. financial statements approved by the Shareholders' meeting in the years involved in the decision by the European Commission:

	1996	1997	1998	1999
Millions of euro	14	93	115	1,027

1999 net profit includes the capital gain, of € 935 million, resulting from the transfer to subsidiaries AEM Trasmissione S.p.A., AEM Elettricità S.p.A. and AEM Gas S.p.A. of the company branches regarding electricity transmission, electricity distribution and sale and gas and heat distribution and sale.
These transfers were decided by AEM S.p.A. in compliance with specific obligations included in Legislative Decree 79/99 for the implementation of the EU directive on the single electricity market and within the framework of the formerly expected liberalisation of the natural gas industry.
With respect to the benefit connected to the "tax moratorium", for the aforementioned fiscal years, AEM S.p.A. was not requested to show the relevant financial statements.
No subsidised loan was granted by the Deposit and Loan Institution to AEM S.p.A. under the laws mentioned in the period considered by the Commission.

_Corporate Governance

The current Board of Directors for the parent company AEM S.p.A. was appointed by the Shareholders' meeting held on April 30, 2002 and will stay in office for the three years 2002-2004, until the financial statements at December 31, 2004 are approved.

The same meeting appointed Giuliano Zuccoli Chairman of the Board who, under the Bylaws is the company's legal representative and whose signature binds the company.

Subsequently, the Board of Directors appointed the Chairman, ing. Giuliano Zuccoli, also as Managing Director, and granted him the authority to administer the annual budget, as well as broad operating powers for the company management.

The company established its Remuneration Committee consisting of the Chairman – except for the case when his remuneration is being discussed – and Directors Francesco Randazzo and Aldo Scarselli, as well as an Internal Control Committee consisting of Directors Gianni Castelli, Paolo Oberti and Francesco Randazzo.

_Management expectation of operations

Consolidated results in the first six months of 2002 show a decrease compared to the same period of 2001, however these are clearly better than expectations for the year 2002.

When assessing the result obtained in the first half of 2002 it is necessary to consider the high seasonal character of margins regarding some specific sectors of the AEM Group.

Considering the negative weather effects recorded in the first half of 2002, period results do not allow for automatic estimates on year end data.

A realistic estimate of results at year end can be made in the light of the benefit resulting from the acquisition of the electricity distribution network in the Municipalities of Milan and Rozzano from ENEL Distribuzione S.p.A., the positive effects arising from Resolution 122/02 by the Italian Authority of Electricity and Gas, as well as the impact of the Legislative Decree issued in August regarding the suspension of electricity and gas tariffs. The tariff suspension envisaged by the Government will imply for AEM, net of an adjustment in the last two months of the year, an impact on the income statement of around € 0.8 million (result of the suspension of the € 0.14 cent/kWh increase decided by the Italian Authority for Electricity and Gas on August 28).

_Subsequent events

◦ At the end of July the government submitted a bill for the removal of the tax on hydroelectric production, which in the first six months of 2002 for AEM amounted to € 16 million.

◦ On July 11, 2002, within the framework of the works for the conversion to the combined cycle of Group 2 of 320 MW of the Thermoelectric Power Plant in Cassano d'Adda (a project that will bring production from 40% of the old Group 2 to 55% in the new combined cycle Group 2/5), the steam boiler of Group 2 was closed. Therefore, until April 2003 (expected start of operation of the new combined cycle Group 2/5), the Thermoelectric Power Plant of Cassano d'Adda will produce only with the combined cycle Group 1/4 of 230 MW.

◦ In August 2002, ENEL S.p.A. and AEM S.p.A. decided to make all necessary steps for the transfer to the latter of the electricity distribution network in the Municipalities of Milan and Rozzano (around 385,000 customers with 4,500 km of medium and low voltage lines). The transfer will take place under the terms established on March 31, 2001 by the Board of Arbitrators - appointed under the Bersani Decree - which assessed the value of this company branch at € 423.5 million, without prejudice to the continuation of actions under way with the court of Milan, since ENEL impugned the decision of the Board of Arbitrators regarding the value of the company branch.

◦ On August 30, 2002 the government suspended increases in electricity and gas tariffs, linked to the price of raw materials, until November 30, 2002.

◦ On September 6, 2002 Borsa Italiana S.p.A. communicated that as from September 23, 2002 AEM stock will leave the MIB 30 index, also following the change in some parameters defining criteria for its inclusion.



AEM Group consolidated interim financial statements

_AEM Group consolidated balance sheet - assets

amounts in euro	Consolidated balance sheet at 06.30.2002		Consolidated balance sheet at 12.31.2001		Consolidated balance sheet at 06.30.2001	
A) SHAREHOLDER RECEIVABLES FOR CONTRIBUTIONS DUE						
B) FIXED ASSETS						
I Intangible assets						
1) Start-up and other capitalised expenses		2,169,056		2,658,027		2,600,816
2) Research, development and advertising costs						
3) Industrial patent and intellectual property rights		2,877,036		3,511,914		2,460,225
4) Concessions, licences, trademarks and similar rights		3,490,317		2,820,884		1,723,381
5) Goodwill						
6) Consolidation difference		12,400,212		13,225,000		14,049,358
7) Work in progress and advance payments		542,470		58,323		2,180,741
8) Other intangible assets		18,026,104		21,778,872		23,639,126
Total intangible assets		**39,505,195**		**44,053,020**		**46,653,647**
II Tangible assets						
1) Land and buildings		179,138,000		179,621,123		175,202,541
2) Plant and machinery:						
- Non-transferable assets	1,101,041,000		1,057,221,346		978,297,143	
- Transferable assets	184,739,880		187,342,033		190,165,543	
		1,285,780,880		1,244,563,379		1,168,462,685
3) Industrial and commercial equipment		7,999,000		8,760,352		7,093,150
4) Other assets		15,243,192		15,974,548		14,811,241
5) Work in progress and advance payments		155,196,905		101,158,854		112,276,840
Total tangible assets		**1,643,357,977**		**1,550,078,256**		**1,477,846,458**
III Financial assets						
1) Investments in						
a) subsidiaries						
b) affiliates	88,836,401		95,630,292		20,152,782	
c) associated companies	156,597,382		21,390,317		16,450,077	
Total investments		245,433,783		117,020,609		36,602,859
2) Financial receivables						
a) subsidiary receivables						
b) affiliate receivables						
- due after one year	1,368,989		1,165,770		970,151	
- due within one year						
	1,368,989		1,165,770		970,151	
c) Parent company receivables						
d) other receivables						
- due after one year	5,986,889		6,381,487		6,599,158	
- due within one year	343,025		402,095		554,166	
	6,329,914		6,783,582		7,153,324	
Total financial receivables		7,698,903		7,949,352		8,123,475
3) Other securities		79,673		78,326		78,326
4) Treasury stock						
Total financial assets		**253,212,359**		**125,048,287**		**44,804,660**
Total fixed assets (B)		**1,936,075,531**		**1,719,179,563**		**1,569,304,765**

amounts in euro	Consolidated balance sheet at 06.30.2002		Consolidated balance sheet at 12.31.2001		Consolidated balance sheet at 06.30.2001	
C) CURRENT ASSETS						
I Inventories						
1) Materials and fuels:						
a) materials	7,311,583		7,032,818		8,039,035	
b) fuels	15,235,241		2,945,447		902,887	
c) other					2,869	
		22,546,824		9,978,265		8,944,791
2) Work in progress						
3) Contract work in progress		13,302,061		12,489,862		15,602,919
4) Finished goods						
5) Advance payments						
6) Other						
Total inventories		**35,848,885**		**22,468,127**		**24,547,710**
II Receivables						
1) Receivables for sale of power and services		254,557,102		327,811,588		212,192,611
2) Subsidiary receivables						
3) Affiliate receivables		1,233,049		1,296,518		1,976,058
4) Parent company receivables		55,067,571		56,807,093		41,750,226
5) Other receivables:						
- Electricity Equalization Fund	1,484,182		6,586,173		11,406,050	
- receivables from financial transactions	25,000,000				91,143,381	
- advances to suppliers	303,741		205,204		524,070	
- personnel receivables	60,439		75,558		67,949	
- receivables from associated companies					4,535,758	
- other receivables	42,672,109		41,522,340		22,580,948	
		69,520,471		48,389,275		130,258,156
Total receivables		**380,378,193**		**434,304,474**		**386,177,051**
III Financial assets not classified as fixed assets						
1) Investments in subsidiaries						
2) Investments in affiliates						
3) Other investments					257,795	
5) Other securities	2,706		2,706		25,824,706	
Total financial assets		**2,706**		**2,706**		**26,082,501**
IV Cash and cash equivalents						
1) Bank and post-office deposits						
Banks - post office accounts	17,762,185		84,657,310		69,114,381	
		17,762,185		84,657,310		69,114,381
2) Outstanding cheques						
3) Cash in hand and cash equivalents		330,246		151,705		309,050
Total cash and cash equivalents		**18,092,431**		**84,809,015**		**69,423,431**
Total current assets (C)		**434,322,215**		**541,584,322**		**506,230,693**
D) ACCRUED INCOME AND PREPAID EXPENSES		4,483,840		**1,417,485**		**4,032,368**
TOTAL ASSETS		**2,374,881,586**		**2,262,181,370**		**2,079,567,826**

A&M Group consolidated balance sheet - liabilities

amounts in euro	Consolidated balance sheet at 06.30.2002		Consolidated balance sheet at 12.31.2001		Consolidated balance sheet at 06.30.2001	
A) SHAREHOLDERS' EQUITY						
I Share capital		936,024,648		936,024,648		929,646,898
II Share premium reserve						
III Revaluation reserve						
IV Legal reserve		65,812,261		64,038,868		64,038,868
V Reserve for treasury stock						
VI Reserves required by by-laws or regulations						
VII Other reserves						
a) Reserve for accelerated depreciations	7,876,636		3,490,936		3,490,937	
b) Extraordinary reserve	72,451,129		57,542,755		63,919,795	
c) Consolidation reserve	28,762,252		28,762,252		191,428	
d) Other reserves	2,733		2,025			
		109,092,750		89,797,968		67,602,160
VIII Retained earnings (losses) carried forward		(53,221,215)		(61,640,564)		(61,640,564)
IX Net income (loss) for the year				105,088,988		
IX Net income (loss) for the period		48,786,138				91,689,515
Total shareholders' equity		**1,106,494,582**		**1,133,309,908**		**1,091,336,877**
Minority interest in shareholders' equity						
VIII Minority interest in retained earnings	10,565,092		8,130,858		8,130,859	
IX Minority interest in income (loss)	(509,325)		2,434,234		310,479	
Total minority interest in shareholders' equity		**10,055,767**		**10,565,092**		**8,441,338**
Total consolidated shareholders' equity (A)		**1,116,550,349**		**1,143,875,000**		**1,099,778,215**
B) PROVISION FOR RISKS AND CHARGES						
1) Retirement benefits						
2) Taxation		361				
3) Other						
- future expenses					240,502	
- specific risks	81,030,137		75,922,966		60,839,835	
- deferred tax	24,718,783		24,718,783		18,489,384	
Total other		105,748,920		100,641,749		79,569,721
Total provision for risks and charges (B)		**105,749,281**		**100,641,749**		**79,569,721**
C) EMPLOYEE LEAVING ENTITLEMENT		60,539,419		**61,786,638**		**61,514,330**

amounts in euro	Consolidated balance sheet at 06.30.2002		Consolidated balance sheet at 12.31.2001		Consolidated balance sheet at 06.30.2001	
D) PAYABLES						
1) Bonds						
2) Convertible bonds						
3) Banks						
- due within one year	354,047,571		247,506,210		150,999,546	
- due after one year	129,480,681		94,363,276		113,333,368	
		483,528,252		341,869,486		264,332,914
4) Payables to other financial institutions						
- due within one year	5,331,305					
- due after one year			5,331,305		5,331,305	
		5,331,305		5,331,305		5,331,305
5) Advance payments received		44,831,982		41,691,309		32,163,866
6) Accounts payable - suppliers		285,717,218		339,177,040		252,945,549
7) Notes payable						
8) Subsidiaries payables						
9) Affiliate payables		5,553,538		5,039,770		4,703,394
10) Parent company payables		32,795,923		66,630,312		91,514,459
11) Taxes payable		80,903,431		33,131,892		70,559,916
12) Social security payables		10,102,735		11,845,017		10,826,877
13) Other payables						
a) personnel payables	8,652,171		7,884,601		9,535,870	
b) Electricity Equalization Fund	8,336,243		4,743,133		4,919,427	
c) other	95,331,366		90,384,294		90,266,354	
d) associated companies payables					95,036	
		112,319,780		103,012,028		104,816,687
Total payables (D)		**1,061,084,164**		**947,728,159**		**837,194,967**
E) ACCRUED EXPENSES AND DEFERRED INCOME		30,958,373		**8,149,824**		**1,510,593**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**2,374,881,586**		**2,262,181,370**		**2,079,567,826**
Commitments						
Security deposits received		175,326,752		129,774,630		158,455,615
Security deposits provided		244,904,419		120,818,918		71,426,122
Receivables written off due to bankruptcies		2,245,930		2,245,930		2,245,930
Guarantees provided		40,670,981				327,080
Total commitments		**463,148,082**		**252,839,478**		**232,454,747**

AEM Group consolidated income statement

amounts in euro	Consolidated balance sheet at 06.30.2002	Consolidated balance sheet at 12.31.2001	Consolidated balance sheet at 06.30.2001
A) REVENUES			
1) Revenues from sales and services			
Sale of electricity to other power companies	23,440,411	60,382,645	20,456,531
Sale of electricity to customers	168,939,307	403,130,578	214,695,604
Sale of heat	13,205,781	20,145,138	11,368,970
Sale of gas to users	215,690,411	427,702,782	245,422,802
Services provided on behalf of third parties	82,737,166	149,235,417	60,272,047
Connection fees	7,483,217	12,961,872	6,550,774
Total revenues from sales and services	**511,496,293**	**1,073,558,432**	**558,766,728**
2) Changes in inventories			
3) Changes in contract work in progress	**812,199**	**(103,332)**	**3,009,724**
4) Capitalised expenses	**12,258,461**	**24,385,464**	**12,146,634**
5) Other revenues and income			
Miscellaneous	8,910,269	28,247,837	18,961,514
Other revenues:			
1. *contribution received from the Electricity Equalization Fund*	104,362	9,341,213	5,018,218
2. others		793,866	678,179
	104,362	10,135,079	5,696,397
Total other revenues and income	**9,014,631**	**38,382,916**	**24,657,911**
Total revenues (A)	**533,581,584**	**1,136,223,480**	**598,580,997**
B) OPERATING EXPENSES			
6) Materials and fuels			
Purchases of power	34,082,439	60,518,973	25,510,534
Purchases of fuel for production	164,254,205	410,065,296	233,569,736
Purchases of other fuel	277,263	556,465	342,187
Purchases of materials	9,808,500	21,952,174	12,355,409
Total materials and fuels	**208,422,407**	**493,092,908**	**271,777,866**
7) Services			
Electric power delivering charges	22,825,892	49,253,917	20,363,215
Contracts and other work	38,399,032	55,012,444	19,458,178
Other expenses	34,424,521	52,329,294	27,057,496
Total services	**95,649,445**	**156,595,655**	**66,878,889**

amounts in euro		Consolidated balance sheet at 06.30.2002		Consolidated balance sheet at 12.31.2001		Consolidated balance sheet at 06.30.2001
8) Lease and rental expenses		4,937,608		12,074,391		4,960,487
9) Personnel expenses						
a) wages and salaries		43,181,170		86,788,490		45,702,530
b) social security payments		12,702,188		25,693,136		13,470,375
c) employees' leaving entitlement payments		3,529,015		7,791,975		4,099,600
d) retirement benefits						
e) other costs		780,397		3,428,203		1,276,459
Total personnel expenses		**60,192,770**		**123,701,804**		**64,548,964**
10) Amortisation, depreciation and write-downs						
a) amortisation of intangible fixed assets		10,601,922		20,934,792		8,858,589
b) depreciation of tangible fixed assets:						
1. depreciation	29,641,502		55,503,263		27,308,251	
2. depreciation of transferable assets	2,831,029		5,655,294		2,838,299	
		32,472,531		61,158,557		30,146,550
c) other write-downs of fixed assets						
d) write-down in receivables included in current assets		1,154,393		3,318,755		1,348,928
Total amortisation, depreciation and write-downs		**44,228,846**		**85,412,103**		**40,354,067**
11) Changes in inventories		7,470,211		**(1,268,278)**		**(234,350)**
12) Provisions for risks and charges		6,871,582		**23,032,669**		**6,481,567**
13) Other provisions						
14) Other operating expenses						
Taxes, duties and water diversion fees		22,155,660		59,647,563		32,103,710
Other expenses		6,314,325		18,440,884		5,934,788
Total other operating expenses		**28,469,985**		**78,088,447**		**38,038,498**
Total operating expenses (B)		**456,242,854**		**970,729,700**		**492,805,988**
Operating income (A - B)		**77,338,730**		**165,493,780**		**105,775,009**

AEM Group consolidated income statement

amounts in euro	Consolidated balance sheet at 06.30.2002		Consolidated balance sheet at 12.31.2001		Consolidated balance sheet at 06.30.2001	
C) FINANCIAL INCOME AND EXPENSES						
15) Income from investments						
a) Subsidiaries						
b) Affiliates			9,330			
c) Other companies	530,109		3,852,048		3,787,987	
		530,109		**3,861,378**		**3,787,987**
16) Other financial income						
a) Income from receivables included in fixed assets:						
1. Subsidiaries						
2. Affiliates					117,469	
3. Parent company						
4. Other	9,017		310,554		14,812	
		9,017		310,554		132,281
b) Income from securities included in fixed assets				3,559		670
c) Income from securities included in current assets		1,213		962,659		544,793
d) Income, not included above:						
1. Subsidiaries						
2. Affiliates						
3. Parent company						
4. Other		3,662,114		8,879,259		6,043,490
Total other financial income		**3,672,344**		**10,156,031**		**6,721,234**
17) Interest and other financial expenses						
a) Subsidiaries						
b) Affiliates						
c) Parent company		543,787		2,935,795		1,488,344
d) Other		12,023,507		19,891,346		9,654,174
Total interest and other financial expenses		**12,567,294**		**22,827,141**		**11,142,518**
Total financial income and expenses (C)		**(8,364,842)**		**(8,809,732)**		**(633,297)**

amounts in euro	Consolidated balance sheet at 06.30.2002		Consolidated balance sheet at 12.31.2001		Consolidated balance sheet at 06.30.2001
D) ADJUSTMENTS TO THE VALUE OF FINANCIAL ASSETS					
18) Revaluations					
a) Investments	279,721		1,934,652		478,232
b) Financial assets which are not classified as equity investments					
c) Securities included in current assets which are not classified as equity investments					
d) Other					
Total revaluations	**279,721**		**1,934,652**		**478,232**
19) Write-downs					
a) Investments	22,564,067		17,905,943		15,051,313
b) Of financial assets which are not classified as equity investments					
c) Of securities included in current assets which are not classified as equity investments					
d) Other					
Total write-downs	**22,564,067**		**17,905,943**		**15,051,313**
Total adjustments to the value of financial assets (D)	**(22,284,346)**		**(15,971,291)**		**(14,573,081)**
E) EXTRAORDINARY INCOME AND EXPENSES					
20) Extraordinary income					
a) Capital gains on disposal of assets					
b) Extraordinary income	1,589,000		2,253,999		3,419,611
d) Other					
Total extraordinary income	**1,589,000**		**2,253,999**		**3,419,611**
21) Extraordinary expenses					
a) Capital losses on the disposal of assets					
b) Extraordinary expenses	1,729		291,364		1,981,842
c) Other:					
- Prior years taxes		7,488		6,406	
- Other expenses		3,766,241			
			3,773,729		6,406
Total extraordinary expenses	**1,729**		**4,065,093**		**1,988,248**
Total extraordinary income and expenses (E)	**1,587,271**		**(1,811,094)**		**1,431,363**
Income before taxes and minority interests	**48,276,813**		**138,901,663**		**91,999,994**
22) Income taxes					
- Current taxes		34,102,446			
- Advance tax payments		(11,071,257)			
- Deferred taxes		8,347,252			
Total income taxes			**31,378,441**		
23) NET INCOME BEFORE MINORITY INTEREST	48,276,813		**107,523,222**		**91,999,994**
Minority interest	509,325		**(2,434,234)**		**(310,479)**
NET INCOME FOR THE YEAR			**105,088,988**		
NET INCOME FOR THE PERIOD	**48,786,138**				**91,689,515**



_Preparation criteria

The consolidated financial statements at June 30, 2002 were prepared in accordance with the provisions of article 81 of CONSOB Resolution 11971 of May 14, 1999 and by subsequent amendments and supplements approved by CONSOB through Resolution 12475 of April 6, 2000, supplemented by the successive DAC notice 28034 of April 12, 2000, and in accordance with accounting principle 30 ("Interim balance sheets") of Business Consultants and Accountants.

These consolidated financial statements for the first half of 2002 were prepared under the assumption that the companies are operating and ongoing concerns, in accordance with the formats stipulated in the Civil Code for the balance sheet, income statement and contents of the notes to financial statements, with reference to legal provisions, which were interpreted and supplemented by accounting principles of Business Consultants and Accountants and, as necessary, by accounting principles recommended by the International Accounting Standard Committee - IASC - and referenced by CONSOB, and in accordance with the criteria stipulated by CONSOB regulations related to the preparation of financial statements.

The notes to financial statements provide all additional information considered necessary for the purposes of giving a true and accurate picture of the balance sheet, income statement and financial condition of the group for the period in question.
The items in the balance sheet are compared with the corresponding consolidated financial statements for the same period of the previous year and with those at year end.
Consolidation principles and valuation criteria adopted in preparing these consolidated financial statements are unchanged from those adopted for the financial statements of the period closed as of December 31, 2001.
Under article 81, clause 7, of CONSOB regulation 11971 of 14.05.99, and unlike in the previous year, the company decided to show period results gross of tax. As a consequence, also the tables regarding the first half of 2001, which are used as comparison with the current situation, have been modified, in order to ensure maximum comparability.

The consolidated interim report was subject to a limited audit conducted by RECONTA ERNST & YOUNG S.p.A., on the basis of the mandate granted to the firm by the Shareholders' Meeting.

_Consolidation area

The AEM Group consolidated financial statements include the group parent company and the Italian and foreign subsidiaries, in which AEM S.p.A. directly or indirectly holds a majority of voting rights which can be exercised at the annual shareholders' meeting. Under the faculty granted by article 37 of Legislative Decree 127/91, there are included in the consolidated financial statements also the companies on which the parent company holds a controlling stake together with other shareholders and based on agreements with them.
Affiliates of a significant size are valued using the equity method.
Smaller investments in affiliates and investments in other undertakings are valued using the cost method. The cost is not maintained if the security investments, at the end of the six month period, are permanently below the cost value.
In the area of wholly consolidated investments, the consolidated group showed no change since December 31, 2001.
The area of proportionally consolidated investments showed an increase due to the acquisition of the companies Plurigas S.p.A. and Electrone S.p.A., previously valued at equity.

_Consolidation and accounting principles

The consolidation principles and the accounting principles adopted in preparing the consolidated financial statements for the first half of 2002 are homogeneous and unchanged from those used to prepare the consolidated financial statements for the year closing December 31, 2001, with the appropriate adjustments required for interim statements applied to these six-monthly financial statements.

It should be noted that in the preparation of these financial statements, the exceptions included in Paragraph 4 of Article 2423 of the Italian Civil Code were not made.



The items on the balance sheet are compared to the corresponding items in the consolidated financial statements as of December 31, 2001. At June 30, 2002 the consolidation group includes also Plurigas S.p.A. and Electrone S.p.A., proportionally integrated, while at December 31, 2001 these companies were consolidated at equity. Plurigas S.p.A. started operations in October 2001. Balance sheet effects arising from Electrone S.p.A. operations are negligible in the two six month periods within the AEM Group. The pro-forma balance sheet at December 31, 2001 was therefore not made.

_Assets

_B) Fixed assets

_B I) Intangible assets

thousands of euro	06.30.2002	12.31.2001
Start-up and other caitalised expenses	2,170	2,658
Industrial patent and intellectual property rights	2,877	3,512
Concessions, licences, trademarks and similar rights	3,490	2,821
Consolidation difference	12,400	13,225
Work in progress	542	58
Other intangible assets	18,026	21,779
Total intangible assets	**39,505**	**44,053**

The historic cost does not include allocations from consolidation differences.

As of June 30, 2002 intangible assets totalled € 39,505 thousand (€ 44,053 thousand as of December 31, 2001), of which € 640 thousand were related to the proportional amount relating to the companies Plurigas S.p.A. and Electrone S.p.A., and regard the capitalisation of costs covering several years, such as:

- and expansion costs, which totalled € 2,170 thousand (€ 2,658 thousand as of December 31, 2001), and mainly relate to the capitalisation of costs incurred in 1999 for carrying out the corporate reorganisation process of AEM S.p.A.; the capitalisation of the costs sustained by AEM Elettricità S.p.A. for the acquisition of the electricity distribution network of ENEL S.p.A.; as well as the capitalised costs relating to the 1999 increase in authorised capital of the subsidiary Metroweb S.p.A. (former Citytel S.r.l.). These costs will be amortised in five years;
- industrial patent rights and rights to use intellectual property, which totalled € 2,877 thousand (€ 3,512 thousand as of December 31, 2001), relate the capitalisation of the costs incurred to acquire application software user licences for an indeterminate time, among which SAP R/3 and software for the Internet portal. These costs will be amortised on a straight-line basis in three years;
- concessions, licences, trademarks and similar rights, which totalled € 3,490 thousand (€ 2,821 thousand as of December 31, 2001) which mainly concern costs incurred to acquire application software user licences for a limited time. These costs will be amortised on a straight-line basis in three years;
- consolidation difference, which totalled € 12,400 thousand (€ 13,225 thousand as of December 31, 2001), determined by the acquisition of a majority interest in Serenissima Gas S.p.A. This consolidation difference, equal to the difference between the purchase value of the stake, inclusive of ancillary charges, and Serenissima Gas S.p.A.'s portion of equity can be mainly attributed to the appreciation in value of the gas distribution con-

cessions which Serenissima Gas S.p.A. owns, until their expiry. Though the average duration of concessions is 30 years, considering the development of regulations, aimed at liberalising the gas sector, which makes the duration of distribution concessions uncertain, it is considered as prudential to amortise the consolidation difference in 10 years;

- intangible assets in process totalling € 542 thousand (€ 58 thousand as of December 31, 2001) primarily concern charges for the creation of new application software being completed, and renovation works under way on the Corso di Porta Vittoria building;
- other intangible assets, of € 18,026 thousand (€ 21,779 thousand as of December 31, 2001) were mostly the costs for adjusting user systems to natural gas operations, expenses for the transformation of the Municipal heating systems to methane, the expenses for the transformation and installation of the plants, owned by the customer, to supply heat to end-users, the design costs for the construction of the museum in the area of Bovisa. These costs will be amortised on a straight-line basis in three years. Expenses regarding improvements to leased goods, such as maintenance costs for the Sesto San Giovanni commercial offices, are amortised based on the duration of the lease contract stipulated with the Municipality of Sesto San Giovanni. It also includes costs incurred to the start up of operations of the subsidiary Metroweb S.p.A. (former Citytel S.r.l.), charges on loans and capitalised expenses for this company for improvements to leased goods.

Intangible assets at June 30, 2002 show since December 31, 2001, a net decrease of € 4,548 thousand resulting from the various effects of the following items:

- investments of € 5,756 thousand made during the period;
- the consolidation of intangible assets, for the relevant proportional share, of the companies Plurigas S.p.A. and Electrone S.p.A.: equal to € 396 thousand;
- amortisation of € 10,602 thousand for the period;
- the value of certain multiyear costs deducted, of € 98 thousand.

The composition of "Intangible assets" and changes during the year are presented in a specific statement (annex 1 to these notes).

_B II) Tangible assets

thousands of euro	06.30.2002	12.31.2001
Land and buildings	179,138	179,621
Plant and machinery	1,285,781	1,244,563
Industrial and commercial equipment	7,999	8,760
Other assets	15,243	15,975
Work in progress and advance payments	155,197	101,159
Total tangible assets	**1,643,358**	**1,550,078**

The historic cost does not include allocations from consolidation differences.

The gross amount of tangible assets can be seen in the following table:

thousands of euro	06.30.2002	12.31.2001
Gross value	1,880,739	1,755,264
Accumulated depreciation	(237,381)	(205,186)
Net value	**1,643,358**	**1,550,078**

Tangible assets, which were € 1,880,739 thousand before accumulated depreciation (€ 1,755,264 thousand as of December 31, 2001) increased by a net amount of € 125,475 thousand due to differences arising from:

- capital expenditures made and advances paid to supplies for constructing plant assets during the period in question, totalling € 127,537 thousand;
- the consolidation of tangible assets, for the relevant proportional share, of Electrone S.p.A., totalling € 4 thousand;
- the value of assets disposed of during the period in question, gross of accumulated depreciation of € 2,066 thousand.

With respect to assets sold by the parent company to subsidiaries in 1999, it should be noted that in the financial statements, as provided by correct accounting principles, no posting was made of capital gains realised from the difference between the book value of the assets sold and their value, as determined in estimates drafted by the expert appointed by the Court, regarding both the sale of the fibre optic network to subsidiary Metroweb S.p.A. (former Citytel S.r.l.), and the transfer of company branches regarding electricity transmission, distribution and gas and heat distribution to subsidiaries AEM Trasmissione S.p.A., AEM Elettricità S.p.A. and AEM Gas S.p.A..

"Tangible assets" also include the value of the building in Via Caracciolo, leased in 1999, for € 16,737 thousand, net of capital gains of € 10,119 realised from the sale and lease back transaction, and the building in Corso di Porta Vittoria leased in 2001 for € 53,550 thousand, net of capital gains realised of € 678 thousand. These sale and lease back transactions have been posted in these consolidated six-monthly financial statements according to the financing method, as provided by the relevant accounting principles.

_Capital expenditures

thousands of euro	06.30.2002	12.31.2001
Capital expenditures	127,537	196,708

The capital expenditures made by AEM Group during the first half of 2002 were primarily related to the following tangible assets:

_Land and buildings

a) Non-industrial land

Investments totalled € 3 thousand and concerned the area near the South Receiver Station.

b) Non-industrial buildings

Investments totalled € 14 thousand and concerned works on the building in Bormio and the Fusino mountain hut.

c) Industrial land and buildings

Investments made totalled € 2,084 thousand, primarily concerning the refurbishment of the industrial buildings of north and South receiver stations, the buildings at Trento, Gadio and Caracciolo, the Bovisa, Orobia and Canavese sites, the Gonin warehouse; work was also carried out on the buildings of the Cassano plant and on the buildings in Grosio.

_Plant and machinery

a) Hydroelectric plants

Capital expenditures of € 943 thousand involved the installations of the Premadio, Stazzona and Grosio power plants, and the enlarging of the remote control system.

b) Thermoelectric plants

Capital expenditures of € 808 thousand mostly concerned the work of repowering Group 2 of the thermal power plant at Cassano d'Adda.

c) Heat production plants

Capital expenditures made totalling € 299 thousand mainly involved the cogeneration plant in the Tecnocity area.

d) Transport lines

The investments totalled € 322 thousand and referred to work carried out on the 220 kV lines in Milan/Cassano and Milan/Premadio for the implementation of the deviation requested by State Railways.

e) Transformer stations

Investments of € 24 thousand concerned the 23/9 kV section of the South receiver station.

f) Electricity distribution networks

Investments made totalled € 6,200 thousand. They were mainly made up of the expansion of the medium and low voltage networks, the renovation of the transformer and isolator cabins, and the upgrading of internal systems. Work was also carried out on the auxiliary plants of Gadio, Caracciolo and Ponzio substations. Other work was performed on telephone lines and medium and low voltage electric lines in Valtellina and IT systems in Milan buildings.

g) Gas distribution networks

Capital expenditures totalled € 10,355 thousand.

These mainly concerned the laying of medium and low pressure pipes, fitting of risers and of measuring devices for the upkeep of the network and the acquisition of new residential users. In addition, new network cabins, new cathode protection equipment and plant remote control systems were installed.

h) Heat distribution networks

Capital expenditures totalled € 598 thousand and primarily involved the development of the district heating networks in the areas of Sesto San Giovanni and Tecnocity.

i) Telecommunications networks

Investments totalled € 31,991 thousand and related essentially to work for laying fibre-optic networks in the Milan metropolitan area.

_Industrial and commercial equipment

New equipment and cellular telephones were purchased totalling € 255 thousand.

_Other assets

Expenditures for furniture, furnishings, office equipment and vehicles totalled € 553 thousand.

_Transferable assets

Investments totalled € 157 thousand and are mainly attributable to maintenance works on the penstock of the Lovero plant and design works for the modification of the inlet basins of the Lovero plant in Grosotto.

_Work in progress

a) Non-industrial buildings

These totalled € 30 thousand and relate to the refurbishment of the buildings in the Canavese area.

b) Industrial buildings

Investments totalled € 455 thousand and related essentially to works under way on the buildings in Piazza Po and the Bovisa and Orobia areas; in addition, refurbishment works were carried out on the offices of North receiver station, of the Cassano plant and on the buildings in Grosotto, Grosio and Lovero.

c) Electricity generation plants

Investments on new facilities totalled € 41,692 thousand.
As to hydroelectric plants, the main works concerned the continuation of the works for the installation of Group 4 of the Grosio power plant and the expansion of the Premadio power plant, for an overall amount of € 12,730 thousand.
As to thermoelectric plants, investments totalled € 28,962 thousand and mainly involved the repowering work of Group 2 of the Cassano power plant.

d) Heat generation plants

Investments on new facilities totalled € 1,720 thousand and primarily concerned the works for building the cogeneration plants of Famagosta, Figino and Linate, as well as the heating/cooling system of Bovisa and Bocconi University, and the expansion of the Tecnocity cogeneration plant.

e) Transformer stations

Investments of € 2,065 thousand mainly related to the works for renovation of the 23 kV section of the South Receiver Station.

f) Electricity distribution networks

Capital expenditure totalled € 806 thousand, primarily relating to the Brunelleschi, Trento, Mugello and S. Dionigi substations and the continuation of works on the remote control system for transformer and isolator cabins.

g) Gas distribution networks

Investments on new facilities totalled € 1 thousand and relate to the construction of the burglar alarm for the Bovisa cabin.

h) Heat distribution networks

Investments on new facilities totalled € 996 thousand and concerned the continuation of works for the extension of the district heating network in the Figino, Famagosta and Sesto San Giovanni areas, as well as works for the implementation of the Bovina network.

i) Telecommunications networks

Investments totalled € 15,006 thousand and mostly related to work performed to create the fibre-optic network in the Milan metropolitan area.

j) Equipment

Investments of € 2 thousand were made to put the equipment of the Grosio test laboratory in compliance with standards.

k) Other assets

These totalled € 5 thousand and mainly concern the development of IT systems.

l) Advance payments

Advance payments relating to tangible assets totalled € 209 thousand and are mainly due to the continuation of repowering work of the Group 2 of the Cassano thermoelectric plant.

m) Transferable assets

The main activities involved excavation and the construction of the inlet structure for the new Viola Canal, and maintenance works on the San Giacomo dam for an overall amount of € 9,944 thousand.

_Decreases

Decreases in tangible assets which, net of € 278 thousand accumulated depreciation, totalled € 1,788 thousand, primarily refer to the demolition of a building of the hydroelectric plant in Grosio; the decommissioning of a turbine, an alternator and a transformer of the Group A of the Premadio hydroelectric plant; the partial decommissioning of some electric and telephone lines in Valtellina; the decommissioning of 2 supports on the Milan/Premadio and South Receiver Station/Cassano 220 KV lines; the partial disposal of an area in the San Dona' di Piave municipality; the decommissioning of the isolating transformer cabins, medium and low voltage cables, internal systems in user buildings, below surface pipes, risers and measuring devices which are no longer functional to company operations; the disposal of personal computers and office equipment as well as to the sale of various vehicles.

_Accumulated depreciation

thousands of euro	06.30.2002	12.31.2001
Accumulated depreciation	237,381	205,186

Accumulated depreciation, following the provision of € 32,473 thousand for depreciation for the period, totalled € 237,381 thousand, which covers 13.8% of the value of plant assets in operation as of June 30, 2002. This amount mainly reflects the fact that the transfer of company branches regarding electricity transmission and electricity, gas and heat distribution to subsidiaries was carried out at closed balances, therefore assets were recorded in the balance sheets of receiving companies net of adjustment provisions.

The depreciation of tangible assets was calculated on the bases of economic and technical rates that are deemed to be representative of the remaining potential usage and useful life of the tangible assets.

The rates applied are as follows:

• Non-industrial land and buildings	2.5% - 12.5%
• Industrial land and buildings	1.0% - 12.5%
• Production plants	2.0% - 16.7%
• Transport lines	1.4% - 12.5%
• Transformer stations	2.4% - 12.5%
• Distribution networks	1.4% - 33.3%
• Equipments	3.3% - 16.7%
• Mobile phones	100.0%
• Furniture and fittings	10.0% - 16.7%
• Office equipment	10.0% - 50.0%
• Vehicles	10.0% - 16.7%

At the expiration of the concession, freely transferable assets are depreciated on the basis of the duration of the concessions renewed for a further thirty years; this renewal was also taken into account for concessions that had already expired on the preparation date of these consolidated financial statements.

The decision to depreciate freely transferable assets on the basis of the duration of concessions, which were renewed for a further thirty years, was based on the fact that this period of time is an appropriate representation of the useful life attributed to transferable plant assets and is supported by current regulations. The Bersani Decree 79/1999 calls for the ability to renew hydroelectric concessions for thirty years from the expiration date, provided that the grantor of the concession presents a plan to improve the productivity of the plant.

Bearing in mind that the concessions for the transferable plant assets of AEM S.p.A., which are all located in Valtellina, almost exclusively involved major diversions of public water, it was decided, on the basis of the prudence principle, to consider the concessions to be automatically renewable for a further thirty years from the expiration date of the concessions.

Tangible assets affected by changes in useful life due to revisions in the original conditions for estimating the remaining potential usage resulting from company plans calling for the replacement of these assets, were depreciated taking into account the remaining future usage.

It should also be noted that no financial expenses were capitalised during the period.

A special summary table (attachment no. 2 to these notes) was prepared for "Tangible assets" with opening values, changes during the year, the final amount of tangible assets and the relevant accumulated depreciation.

_B III) Financial assets

_B III 1) Equity investments

B III 1 b) Investments in affiliates

thousands of euro	06.30.2002	12.31.2001
Equity investments	88,836	95,630

Equity investments in affiliates, valued using the equity method, totalled € 88,836 thousand, with a decrease of € 6,794 thousand compared to the same period a year earlier.

The following table shows the make-up and changes taking place during the period:

Equity investments in affiliates - thousands of euro	Cost	Revaluations	Write-downs	Changes in value	Net value
Value at December 31, 2001	**85,304**	**30,963**	**(20,637)**	**-**	**95,630**
Changes at June 30, 2002					
- changes in share capital	-	-	-	-	-
- acquisitions	17,412	-	-	-	17,412
- contribuition	187	-	-	-	187
- subscriptions	2	-	-	-	2
- disposals	-	-	-	-	-
- reclassifications	-	-	-	-	-
- write-downs	-	-	(22,098)	-	(22,098)
- revaluations	-	280	-	-	280
- other changes	-	-	-	(2,577)	(2,577)
Total changes at June 30, 2002	**17,601**	**280**	**(22,098)**	**(2,577)**	**(6,794)**
Value at June 30, 2002	**102,905**	**31,243**	**(42,735)**	**(2,577)**	**88,836**

Acquisitions, subscriptions and transfers concern:

◦ € 17,412 thousand for the acquisition of 17.49% of authorised capital in AGAM S.p.A.;

◦ € 187 thousand for the transfer of the company branch regarding the management of IT systems to the company e-Utile S.p.A.;

◦ € 2 thousand for the payment of three tenths of the authorised capital in AEM-BONATTI S.c.a.r.l. consortium company, established in April with an authorised capital of € 10,000 of which AEM S.p.A. holds 50%, for the creation of the fibre-optic network.

Write-downs of € 22,098 thousand represent the portion attributable of the losses incurred during the period by affiliates valued with the equity method, specifically: Fastweb S.p.A. (€ 21,559 thousand) and Mestni Plinovodi d.o.o. (€ 539 thousand).

Revaluations totalling € 280 thousand represent the portion attributable of the income before tax achieved in the period by affiliates valued with the equity method, specifically: Società Servizi Valdisotto S.p.A. (€ 90 thousand), and Malpensa Energia S.r.l. (€ 190 thousand).

Other changes, at € -2,577 thousand, regard the proportional consolidation of companies Plurigas S.p.A. and Electrone S.p.A..

It should be noted that the Extraordinary meeting of Bovisa Sviluppo S.p.A., held on May 15, 2002, ruled the dissolving of the company, which was wound up.

B III 1 d) Investments in other companies

Investments in other companies, valued at cost, totalled € 156,597 thousand (€ 21,390 thousand as of December 31, 2001), with an increase of € 135,207 thousand compared to the same period of the previous year.

The following table shows the composition changes in the period:

Investments in other companies - thousands of euro	Cost	Revaluations	Write-downs	Changes in value	Net value
Value at December 31, 2001	**36,824**	**-**	**(15,434)**	**-**	**21,390**
Changes at June 30, 2002					
- changes in share capital	134,065	-	-	-	134,065
- acquisitions	1,595	-	-	-	1,595
- contribuition	-	-	-	-	-
- subscriptions	13	-	-	-	13
- disposals	-	-	-	-	-
- write-downs	-	-	(466)	-	(466)
- reclassifications	-	-	-	-	-
Total changes at June 30, 2002	**135,673**	**-**	**(466)**	**-**	**135,207**
Value at June 30, 2002	**172,497**	**-**	**(15,900)**	**-**	**156,597**

The changes during the period concerned:
- € 13 thousand for the purchase of a 13.4% interest in Edipower S.p.A. and € 134,065 thousand for the payment of the authorised capital increase decided by the company on May 10, 2002;
- € 1,593 thousand for the purchase of AEM di Torino S.p.A. shares and € 2 thousand for the purchase of Blufare Ltd shares;
- € 464 thousand for the prudential write-down of the investment in e.BISCOM to align the historic cost to the average market value in the six months.

ASM Brescia S.p.A. decided on April 24, 2002 to increase its authorised capital by issuing 9,000 bonus shares; as of June 30, 2002 it amounted to € 538,849 thousand and AEM S.p.A. held 1,608,503 shares, while its percentage stake remains unchanged; AEM S.p.A. still holds 0.298% of authorised capital of Brescia Mobilità S.p.A., set up by ASM Brescia S.p.A., in 2001 by splitting and transferring the company branch dealing with mobility and connected operations.

The investment in Edipower S.p.A. was given as a guarantee for the loans granted by banks. Voting rights regarding the shares given in guarantee remain in the hands of AEM S.p.A..

Special summary tables (attachments 3 and 4 to these Notes) were prepared for equity investments included in financial assets included and excluded from consolidation, and for equity investments valued using the equity method or the cost method).

_Financial receivables

thousands of euro	06.30.2002	12.31.2001
Affiliate receivables	1,369	**1,166**
of which:		
due after one year	1,369	1,166
due within one year	-	-
Other receivables	6,330	**6,783**
of which:		
due after one year	5,987	6,381
due within one year	343	402

The item under review includes outstanding medium and long term receivables as of June 30, 2002 totalling € 7,699 thousand (€ 7,949 thousand as of December 31, 2001). This item is made up of:

◦ 1,369 thousand receivable from affiliates (€ 1,166 thousand as of December 31, 2001) relating to the first eight tranches of the loan granted to affiliate Alagaz S.p.A. in order to develop the "Metanizzazione di Porgolovo" project in St. Petersburg;

◦ other receivables totalled € 6,330 thousand (€ 6,783 thousand as of December 31, 2001) broken down as follows:

- € 455 thousand for personnel receivables, (€ 574 thousand as of December 31, 2001) of which € 265 thousand due within one year, for employee loans; these receivables decreased by € 119 thousand, compared to the end of the previous year, due to repayments and fewer loans granted;

- € 299 thousand receivable from users (€ 368 thousand as of December 31, 2001), of which € 78 thousand due within one year arises from loans granted for converting centralised heating systems;

- € 571 thousand for security deposits (€ 507 thousand as of December 31, 2001);

- € 5,005 thousand of tax credits (€ 5,334 thousand as of December 31, 2001), for the advance payment of IRPEF [individual income tax] applied to severance payment accrued for employees on the payroll at the end of the 1997 fiscal year and paid to tax authorities in 1997 and 1998. These receivables have been used for the payment of the withholding tax on severance payments made after January 1, 2001, as provided for by the law that introduced this tax. These credits are re-valued at the end of each year, in accordance with the criteria set forth in Article 2120 of the Italian Civil Code; the financial income resulting from the revaluation is posted to the income statement, under other financial income.

Changes during the six months and maturities for these receivables are shown in the table below:

thousands of euro	Amounts at 12.31.2001	Changes during the period	Amounts at 06.30.2002	Receivables due Within the subsequent period	After the subsequent period up to the 5th	After the 5th period
Affiliate receivables	**1,166**	**203**	1,369	**-**	**1,369**	**-**
Other receivables						
- personnel receivables	574	(119)	455	265	190	-
- miscellaneous user receivables	368	(69)	299	78	221	-
- security deposits	507	64	571	-	571	-
- tax credits	5,334	(329)	5,005	-	5,005	-
Total	**7,949**	**(250)**	7,699	**343**	**7,356**	**-**

It should be noted that no write-downs were applied to non-current receivables since it is believed that they will be collected in full.

_Other securities

thousands of euro	06.30.2002	12.31.2001
Other securities	80	78

As of June 30, 2002 this item totalled € 80 thousand and refers to government securities or securities guaranteed by the government that mature after one year, and that AEM S.p.A. intends to hold until their natural maturity. In the period, no adjustments were made for permanent losses of value.

_C) CURRENT ASSETS

_C I) Inventories

thousands of euro	06.30.2002	12.31.2001
Inventories	35,849	22,468

As of June 30, 2002 this item totalled € 35,849 thousand, € 15,235 thousand of which relates to the proportionally consolidated part of Plurigas S.p.A., and shows the following changes from the prior period:

thousands of euro	Amounts at 12.31.2001	Changes during the period	Amounts at 06.30.2002
Materials and fuels:			
- materials and equipment	8,466	464	8,930
- obsolescence provision	(1,433)	(185)	(1,618)
	7,033	279	7,312
- fuel	2,945	12,290	15,235
- other inventory on hand			
Total materials and fuels	**9,978**	**12,569**	**22,547**
Contracts work in progress	12,490	812	13,302
Total	**22,468**	**13,381**	**35,849**

Changes in reserves posted as an adjustment to the amounts of inventories were as follows:

thousands of euro	Amount at 12.31.2001	Provisions	Uses	Other changes	Amount at 06.30.2002
Obsolescence provision	1,433	237	(52)	-	1,618

Inventories of materials increased by € 279 thousand.

Inventories of fuel for the Group, totalling € 15,235 thousand, are exclusively attributable to the proportionally consolidated share of inventories in Plurigas S.p.A..

The amount reported for inventories of materials was adjusted to the current value by the reserve for obsolescence.

This reserve, which as of June 30, 2002 totalled € 1,618 thousand (€ 1,433 thousand as of December 31, 2001), is created in order to write-down materials that move slowly over the medium term, as well as those considered obsolete. During the period, a provision was made to this reserve of € 237 thousand, after classifying certain materials on hand as obsolete. At the same time, to cover the elimination of certain materials, the reserve was used to the extent of € 52 thousand.

The value of materials on hand, calculated using the weighed average method, does not differ substantially from their current value at the end of the period; this amount increased by € 162 thousand compared to the amount as of June 30, 2002.
At the end of the period, pending contracts totalled € 13,302 thousand (€ 12,490 thousand at the end of the previous year). This item includes (€ 6,592 thousand) work in progress assigned by the Municipality of Milan to AEM S.p.A., according to the Urban lighting plan, involving the restoring and expansion of the city lighting fixtures and traffic signals, as well as the works carried out by subsidiary Metroweb (€ 5,370 thousand) in relation to the setting up of an integrated telephone system for the Lombardy Regional Council, and the work in process for other telecommunications operators, as well as the work in process (€ 1,340 thousand) assigned by the Municipality of Milan to Zincar S.r.l., for the creation of projects regarding sustainable urban mobility.

_C II) Receivables

_Receivables for the sale of power and services

thousands of euro	06.30.2002	12.31.2001
Receivables for the sale of power and services	254,557	327,812

This item, which totalled € 254,557 thousand net of write-downs, (€ 327,812 thousand as of December 31, 2001), of which € 15,581 thousand relate to the proportionally consolidated share of receivables of companies Plurigas S.p.A. and Electrone S.p.A., is payable entirely within one year.

The following table shows receivables for the sale of power and services and changes for the year:

thousands of euro	Amounts at 12.31.2001	Changes during the period	Amounts at 06.30.2002	Receivables due		
				Within the subsequent period	After the subsequent period up to the 5th	After the 5th period
Receivables for the sale of power	114,304	(3,157)	111,147	111,147	-	-
Receivables for the sale of power - invoices to be issued	127,145	(82,587)	44,558	44,558	-	-
Total receivables for the sale of power	**241,449**	**(85,744)**	**155,705**	**155,705**	**-**	**-**
Receivables for services	68,307	1,733	70,040	70,040	-	-
Receivables for services - invoices to be issued	21,790	10,656	32,446	32,446	-	-
Total receivables for services	**90,097**	**12,389**	**102,486**	**102,486**	**-**	**-**
Allowance for doubtful receivables	**(3,734)**	**100**	**(3,634)**	**(3,634)**	**-**	**-**
Total	**327,812**	**(73,255)**	**254,557**	**254,557**	**-**	**-**

Changes in the allowances offsetting the amount of receivables for the sale of power and services are detailed in the following table:

thousands of euro	Amount at 12.31.2001	Allocation	Use	Other changes	Amount at 06.30.2002
Allowance for doubtful receivables	(3,734)	(757)	1,147	(290)	(3,634)

Receivables for the sale of power, which totalled € 155,705 thousand (€ 241,449 thousand as of December 31, 2001), decreased by € 85,744 thousand; this is a reflection of the seasonal nature of electricity sales and, particularly gas sales, meaning that there was a considerable reductions in amounts due from users as of June 30, 2002 compared to the amounts at the end of the year, and of the reduction in sales connected with the new tariff system, partially made up for by the proportional consolidation of receivables from Plurigas S.p.A. and Electrone S.p.A..

Receivables for services, which totalled € 102,486 thousand (€ 90,097 thousand as of December 31, 2001), largely concern amounts due from ASM Brescia S.p.A. for services involving the management of the Cassano d'Adda thermoelectric plant, receivables from third parties for miscellaneous services, receivables from the Gestore della Rete di Trasmissione Nazionale covering the costs for the power installations and those ancillary to the national transmission network for the transport of electricity, as well as receivables from the subsidiary Metroweb due to the physical progress of the cable and optic-fibre infrastructure.

As of June 30, 2002 the allowance for doubtful receivables totalled € 3,634 thousand, a decrease of € 100 thousand over the end of the previous period, as a result of changes during the period, partially offset by the proportionally consolidated share of the allowance for doubtful receivables of Plurigas S.p.A. at € 290 thousand. It also includes the writing-off of receivables from users for interest on delayed payment calculated at the end of the period. This allowance is considered to be in line with the risk to which it refers.

_Affiliate receivables

thousands of euro	06.30.2002	12.31.2001
Affiliate receivables	1,233	1,297

This item, which amounted to € 1,233 thousand (€ 1,297 thousand as of December 31, 2001), net of € 22 thousand allowance for doubtful accounts, is made up of € 925 thousand of amounts receivable for supplies and services already invoiced and of € 331 thousand of receivables for supplies and services yet to be invoiced, mainly from e-Utile S.p.A., AEM-BONATTI S.c.a.r.l., Malpensa Energia S.r.l. and Italpower Consortium. Affiliate receivables, which are basically the result of commercial relationships and are all due within one year, are related to the sale of power, materials and devices, and miscellaneous services provided for affiliated companies.

Such receivables are due within one year.

Changes in the allowance offsetting the value of receivables due from affiliate companies is shown in this table.

thousands of euro	Amount at 12.31.2001	Allocation	Use	Other changes	Amount at 06.30.2002
Allowance for doubtful receivables from affiliate companies	19	3	-	-	22

_Receivables from Parent Company - Municipality of Milan

thousands of euro	06.30.2002	12.31.2001
Receivables from the Municipality of Milan	55,068	56,807

As of June 30, 2002, the amount receivable from the Municipality of Milan totalled € 55,068 thousand, and primarily concerned the supply of power, services and materials for the creation and management of urban lighting and city traffic lights. It decreased since December 31, 2001, of € 1.739 thousand. This was mainly due to the decreased receivables from the sale of power to the Municipality during the period, partially offset by an increase in receivables for renovation and maintenance works on urban lighting and city traffic lights.

_Other receivables

thousands of euro	06.30.2002	12.31.2001
Other receivables	69,520	**48,390**
of which:		
- Electricity Equalization Fund receivables	1,484	6,586
- receivables related to financial transactions	25,000	-
- advance payments - suppliers	304	205
- personnel receivables	60	76
- miscellaneous receivables	42,672	41,523

The item totalled € 69,520 thousand (€ 48,390 thousand as of December 31, 2001) and referred to the following:

- € 1,484 thousand for receivables related to the Equalization Fund - Electricity Sector, net of the allowance for doubtful receivables from others for € 108 thousand. The decrease, of € 5,102 compared to the end of 2001, can be mainly attributed to the reduction of contributions to the Group companies, in particular those relating to the generation of electricity for the tied market, that the institution stopped paying in January 2002;
- € 25,000 thousand for receivables related to outstanding financial transactions as of June 30, 2002 with financial institutions resulting from the lending of available cash and cash equivalents. These receivables are based on repurchase agreements and commercial credit policies entered into with financial institutions;

- € 304 thousand for advance payments made during the period to suppliers. This is an increase of € 99 thousand mostly due to advance payments to companies for work connected to the development of the urban lighting plan;
- € 60 thousand for personnel receivables (€ 76 thousand in the previous period);
- € 42,672 thousand miscellaneous receivables (€ 41,523 thousand as of December 31, 2001), € 2,645 thousand of which are related to the proportionally consolidated share of receivables of the companies Plurigas S.p.A. and Electrone S.p.A.. This entry was primarily made up of VAT receivables, for € 6,560 thousand, tax credits for IRPEG and IRAP deferred tax assets of € 14,013 thousand, IRPEG and IRAP credits, with respect to the advance payment for 2002 taxes of € 10,605 thousand, and the tax credit of € 8,362 thousand on the dividends for the 2001 period, posted in accordance with the accrual principle. The increase in this item, compared to the end of last year, amounts to € 1,149 thousand and is mainly attributable to the proportional consolidation of receivables of the companies Plurigas S.p.A. and Electrone S.p.A., partially offset by the decrease in VAT receivables.

Third party receivables for the compensation of damage caused to plant assets were adjusted by a specific risk reserve of € 341 thousand, as well as the allowance for doubtful accounts for the compensation of damage, for € 12 thousand, in order to reflect the actual potential for collection.

Changes in reserves adjusting the value of miscellaneous receivables are shown below:

thousands of euro	Amount at 12.31.2001	Allocation	Use	Other changes	Amount at 06.30.2002
Reserve for specific risks as a reduction to third party receivables for the compensation of damage	341	-	-	-	341
Allowance for doubtful accounts for the compensation of damage	8	4	-	-	12
Allowance for doubtful accounts from others	104	4	-	-	108

All other receivables are due within one year.

_C III) Financial assets not classified as fixed assets

_Other securities

thousands of euro	06.30.2002	12.31.2001
Other securities	3	3

As of June 30, 2002, this item totalled € 3 thousand, unchanged since December 31, 2001; it refers to fixed-rate securities.
No value adjustments were made at the end of the period.

_C IV) Cash and cash equivalents

_Bank and post office deposits

thousands of euro	06.30.2002	12.31.2001
Bank and post-office deposits	17,762	84,657

Cash and cash equivalents in current accounts as of June 30, 2002 were € 17,762 thousand and include the proportionally consolidated share of the companies Plurigas S.p.A. and Electrone S.p.A. of € 921 thousand. These have decreased by € 66,895 thousand compared to the end of 2001 mostly as a result of the dividend paid by the parent company. This item includes interest accrued but not yet creedited as of June 30, 2002.

_Cash in hand and cash equivalents

thousands of euro	06.30.2002	12.31.2001
Cash in hand and cash equivalents	330	152

Cash balances, not yet deposited to current accounts at banks as of June 30, 2002, totalled € 330 thousand.

_D) Accrued income and prepaid expenses

thousands of euro	06.30.2002	12.31.2001
Accrued income and prepaid expenses	4,484	1,417

This item was reported at € 4,484 thousand, of which € 118 thousand related to the proportionally consolidated share of company Plurigas S.p.A., and was mostly for payables relating to future period as well as for payment of fees that relate to future period.

The composition and changes that occurred in this item during the year are reported in the following table:

thousands of euro	Amounts at 12.31.2001	Changes during the period	Amounts at 06.30.2002
Accrued income:			
- Interest on financial transactions	-	132	132
Total accrued income	**-**	**132**	**132**
Prepaid expenses:			
- Invoicing related to the subsequent period	1,168	3,064	4,232
- Payments during the year related to the subsequent period	249	(129)	120
Total prepaid expenses	**1,417**	**2,935**	**4,352**
Total	**1,417**	**3,067**	**4,484**

_Liabilities and shareholders' equity

_A) Shareholders' equity

The breakdown of shareholders' equity is detailed below:

thousands of euro	06.30.2002	12.31.2001
Group shareholders' equity:		
Share capital	936,025	936,025
Legal reserve	65,812	64,039
Accelerated depreciation reserve	7,877	3,491
Extraordinary reserve	72,451	57,543
Consolidation reserve	28,762	28,762
Other reserves	2	2
Losses carried forward	(53,221)	(61,641)
Net income for the year		105,089
Net income for the period	48,786	-
Total Group shareholders' equity	**1,106,494**	**1,133,310**
Minority interests	10,056	10,565
Consolidated shareholders' equity	**1,116,550**	**1,143,875**

_I) Share capital

As of June 30, 2002, share capital totalled € 936,025 thousand. On July 25, 2001 share capital was converted into Euro and is now made up of 1,800,047,400 shares at a par value of € 0.52 each, the difference, of € 6,378 thousand, was taken from the extraordinary reserve.

_IV) Legal reserve

As of June 30, 2002 this item totalled € 65,812 thousand, as a consequence of the 5% allocation of the parent company's net income as required by Article 2430 of the Italian Civil Code.

_VII) Other reserves

_Accelerated depreciations reserve

As of June 30, 2002 this totalled € 7,877 thousand (€ 3,491 as of December 31, 2001). The increase, of € 4,386 thousand, is attributable to the provision for accelerated depreciation allocated, when distributing 2001 net income of AEM S.p.A., in accordance with Article 67, third paragraph, Presidential Decree DPR 917/86.

_Extraordinary reserve

This item totalled € 72,451 thousand, (€ 57,543 thousand as of December 31, 2001) and was made up as follows:

- € 56,303 thousand for the provision to this reserve of a portion of retained earnings of AEM S.p.A. from previous periods. The increase of € 14,908 thousand is attributable to the allocation of a portion of 2001 net income of the parent company;
- € 16,148 thousand, from the excess reported in reserves for specific risks, which occurred in 1997. These reserves were funded be making full use of the share premium reserve that resulted from the transformation of the municipal power company into a corporation.

_Consolidation reserve

This totalled € 28,762 thousand and is attributable to retained earnings from affiliated from previous years.

_Other reserves

At the end of the period, these totalled € 2 thousand (unchanged compared to December 31, 2001) and refer to dividends from previous year refused by some shareholders.

_VIII) Retained earnings (losses) carried forward

This item shows a negative balance of € 53,221 thousand and concerns consolidation adjustments relative to values entered in previous years' financial statements of Group companies, as well as retained losses and income from previous years of some of the subsidiaries.

_IX) Net income for the period

Net income was € 48,786 thousand and consists of the consolidated profit as of June 30, 2002.

_Minority interest

As of June 30, 2002 this item totalled € 10,056 thousand (€ 10,565 thousand as of December 31, 2001) and represents the portion of authorised capital, reserves and profits belonging to minority shareholders in Metroweb S.p.A. and Serenissima Gas S.p.A., not fully held by AEM S.p.A..

It should also be noted that the portion of minority interests in the subsidiaries AEM Elettricità S.p.A., AEM Gas S.p.A., AEM Trasmissione S.p.A. and AEM Energia S.p.A., is not relevant since AEM S.p.A. holds 99.99% of the authorised capital in those companies.

The decrease since the end of the previous year is largely due to the portion of results for the period relating to minority interests.

Pursuant to Article 2426 of the Italian Civil Code, paragraph 1, point 5), it should be noted that since there are no other available reserves, a portion equalling € 2,170 thousand of the extraordinary reserve, is bound by law to cover the start-up and expansion costs that are not depreciated at the end of the period.

The relationship between shareholders' equity and parent company net income as of June 30, 2002, reported in the company's financial statements, and the figures contained in the consolidated financial statements, are shown in the following tables:

thousands of euro	06.30.2002	12.31.2001
Parent company shareholders' equity	1,831,976	**1,904,594**
Profit (loss) of affiliates for the period, valued according to the equity method, not received by AEM	(21,819)	(6,983)
Profit (loss) of affiliates from previous periods, not received by AEM	28,762	28,762
Profit (loss) for the period of consolidated companies	26,611	26,903
Write-off of inter-group income from transfer of company branches, non-current assets and sale of non-current assets	(746,825)	(808,026)
Other consolidation adjustments	41,010	78,288
Write-off of adjustments made in compliance with tax regulations		(6,135)
Retained earnings (losses) carried forward	(53,221)	(61,641)
Write-off of dividends from affiliates valued according to the equity method and from subsidiaries	–	(22,452)
Total consolidated shareholders' equity	1,106,494	**1,133,310**
Minority interests:		
Minority share capital and reserves	10,565	8,131
Profit (loss) of minority interests	(509)	2,434
Total minority shareholders' equity	10,056	**10,565**
Consolidated shareholders' equity	**1,116,550**	**1,143,875**

thousands of euro	06.30.2002	12.31.2001
Parent company profit for the period	2,984	35,468
Affiliates profit (loss) for the period, valued according to the equity method	(21,819)	(6,983)
Consolidated subsidiaries' profit (loss) for the period	26,611	26,903
Write-off of dividend collected by subsidiaries and the relative tax credit	–	(22,452)
Consolidation adjustments	41,010	78,288
Write-off of adjustments made in compliance with tax regulations	–	(6,135)
Consolidated net income	**48,786**	**105,089**

Changes in the shareholders' equity items pertaining to the Group are contained in attachment exibits 5 to these notes.

_B) Provision for risks and other charges

_Other reserves

thousands of euro	06.30.2002	12.31.2001
Provision for risks and other charges	105,749	**100,642**
of which:		
Social security payments	–	–
Specific risks	81,030	75,923
Deferred taxes	24,719	24,719

These reserves consist of:

◦ Reserve for specific risks

As of June 30, 2002 this reserve totalled € 81,030 thousand (€ 75,923 thousand as of December 31, 2001) and regards the following:

- € 6,423 thousand (€ 4,303 thousand as of December 31, 2001) for the provision for pending suits with personnel and third parties, and potential liabilities related to operations; the increase since the last period is attributable to the initiation of new legal actions related to operations in the period;

- € 8,429 thousand (€ 8,946 thousand at the end of the previous year) for the provision for the present value, which was reasonably estimated on the basis of mathematical and actuarial calculations, of payments in lieu of notice that are falling due, which will be paid to those employees entitled at the time of the termination of their work relationship due to retirement;

- € 40,683 thousand (€ 42,118 thousand as of December 31, 2001) in relation to the estimate, which was determined on the basis of mathematical and actuarial calculations, of future liabilities to retired former employees who are entitled to supplemental pension benefits from the Premungas pension fund, and liabilities to employees whose rights are falling due. This reserve which, as of June 30, 2002 was adequate to cover the related risk, decreased, compared to December 31, 2001, of € 1,434 thousand, in order to adjust it to the actual amount to be paid by parent company AEM S.p.A.;

- € 25,225 thousand (€ 20,557 thousand as of December 31, 2001) related to provisions made by subsidiaries AEM Elettricità S.p.A., AEM Gas S.p.A. and AEM Energia S.p.A. with respect to the application of the new tariff systems. The increase of € 4,668 thousand is mainly due to the allocation made in the period by AEM Elettricità S.p.A.. With respect to gas tariffs, it should be noted that the Group company did not make any provisions in the period, based on the assessment of the positive effects resulting from the new method for calculating tariffs, introduced by recent Resolution 122/02 from the Italian Authority for Electricity and Gas. Prudentially, however, no portions of the provision allocated as of December 31, 2001 were used, since a final assessment will only be made after the approval of the new tariff proposal;

- € 269 thousand regarding provisions made by Plurigas S.p.A. for premiums to give to customers when achieving withdrawal targets.

In these financial statements, no provision was made for the risk associated with the European Community infraction proceedings, which was initiated in 1999 by the EEC Commission against the Italian Government, in particular with regard to the tax moratorium pursuant to Law 427/93, since it involves and event that is currently deemed to be possible but which cannot be objectively quantified.

◦ Deferred tax reserve

It totalled € 24,719 thousand and was unchanged since December 31, 2001.

Deferred taxes were calculated on the basis of the current IRPEG and IRAP rates applicable when the temporary differences that produced them are reversed.

The above reserves changed as follows during the period:

thousands of euro	Amount at 12.31.2001	Allocation	Use	Other changes	Amount at 06.30.2002
Reserve for specific risks	75,923	6,726	(2,304)	685	81,030
Deferred taxes	24,719	-	-	-	24,719

_C) Employee' leaving entitlement

thousands of euro	06.30.2002	12.31.2001
Employee' leaving entitlement	60,539	61,787

As of June 30, 2002, this reserve totalled € 60,539 thousand, corresponding to the total amount of severance pay accrued by personnel on the payroll at the end of the period, net of advances made pursuant to Article 1 of Law 297 of may 29, 1982, and the amount due and payable for payments in lieu of notice at the time the necessary seniority is reached for a minimum pension, to employees entitled at the end of the period.
The decrease in employee severance pay reserve, since the period which ended December 31, 2001, totalled € 1,248 thousand and is mainly attributable to the transfer of personnel to company e-Utile S.p.A..

thousands of euro	Amount at 12.31.2001	Allocation	Use	Other changes	Amount at 06.30.2002
Employee severance pay	61,203	3,111	(2,934)	(1,452)	59,928
Payment in lieu of notice accrued	584	30	-	(3)	611
Total	**61,787**	**3,141**	**(2,934)**	**(1,455)**	**60,539**

_D) Payables

_Banks

thousands of euro	06.30.2002	12.31.2001
Short-term banks	354,047	247,506
Medium/long term bank debt	129,481	94,363
Total bank	**483,528**	**341,869**

This totalled € 483,528 thousand, € 129,481 thousand of which refers to medium and long-term loans, of which € 105,610 thousand due after the fifth subsequent period, and € 354,047 thousand of which refers to short-term loans consisting of current portions of medium term loans payable during the year, as well as for the use of credit lines.

Medium to long-term debt is for the purpose of acquiring and developing new investments, and applies to:
◦ € 8,723 thousand for the loans financing the project to extend methane gas pipelines, given to the subsidiary AEM Gas S.p.A., contracted with the European Investment Bank and issued by the "Independent Department for the financing of public works and public utility installations" of Banca Nazionale del Lavoro, guaranteed by the payment delegacies on ordinary actual earnings and subject to depreciation on a straight line basis;
◦ € 5,164 thousand for the loan raised by AEM S.p.A. with Banca Commerciale Italiana (IntesaBci);

◦ € 124 thousand, for the loan contracted by Serenissima Gas S.p.A. with Mediocredito del Friuli-Venezia Giulia to expand the gas distribution network, guaranteed by mortgage and lines on real estate owned;
◦ € 115,459 thousand, for a loan obtained by the subsidiary Metroweb S.p.A. from a pool of banks in order to finance the projects for developing its infrastructures.
Medium to long-term debt increased by € 35,118 thousand, compared to the previous year, primarily following higher exposure of subsidiary Metroweb S.p.A., partially offset by the reclassification in short-term bank debt of instalments due within one year of loans raised by subsidiaries AEM Gas S.p.A. and Serenissima Gas S.p.A..

Short-term bank debt increased by € 106,541 thousand compared to the end of the previous year, primarily following the increase in debt of parent company AEM S.p.A., for € 129,300 thousand, for new short-term loans with different banks, partially offset by a reduction in short-term debt of subsidiary AEM Gas S.p.A., because of the early repayment of the BEI CARIPLO loan in May 2002.

_Payable to financial institutions

Debt to other financial institutions totalled € 5,331 thousand (€ 5,331 thousand as of December 31, 2001) and relate to a loan raised with the Cassa Depositi e Prestiti, for the planning of the new Viola Canal, which is under construction, and for operations related to the expansion of the Premadio power plant and the repowering of the Group 1 of the Cassano D'Adda thermoelectric power plant.

_Advance payments

thousands of euro	06.30.2002	12.31.2001
Advance payments	44,832	41,691

Advance payments from users and customers totalled € 44,832 thousand, an increase compared to December 31, 2001, of € 3,141 thousand.
The increase is the result of the difference between deposit paid by new users and users who discontinued service during the period, as well as the advance payments made by the Municipality of Milan for the implementation of the new urban lighting plan. in the first half of 2002, AEM Elettricità S.p.A. continued with the reimbursement of deposits from tied users fro direct debiting of bills at current bank accounts, in compliance with Resolution 200/99 from the Authority for Electricity and Gas.

_Accounts payable - suppliers

thousands of euro	06.30.2002	12.31.2001
Accounts payable - suppliers	285,717	339,177

In consolidated terms, as of June 30, 2002, debt towards suppliers totalled € 285,717 thousand (€ 339,177 thousand as of December 31, 2001), an overall decrease of € 53,460 thousand compared to the previous period, mainly attributable to the reduction in purchases and the consequent reduction in debt towards suppliers.

Changes occurring during the period and the due date of accounts payable to suppliers, which are purely of a trade nature, are provided in the following table:

thousands of euro	Amounts at 12.31.2001	Changes during the period	Amounts at 06.30.2002	Receivables due within the subsequent period	after the subsequent period up to the 5th	after the 5th period
Accounts payable - suppliers	195,158	(3,180)	191,978	191,684	294	-
Accounts payable to suppliers for invoices to be received	144,019	(50,280)	93,739	93,739	-	-
Total accounts payable - suppliers	**339,177**	**(53,460)**	**285,717**	**285,423**	**294**	**-**

Accounts payable to foreign suppliers totalled € 690 thousand. Accounts payable to suppliers denominated in currencies that are part of Euro, were reported at the fixed, invariable rate set on January 1, 1999 and do not give rise to exchange rate differences. Accounts payable denominated in currencies that are not part of Euro, valued at exchange rates as of June 30, 2002, result in a negligible exchange rate difference when converted at the exchange rate used for reporting purposes.

_Affiliate payables

thousands of euro	06.30.2002	12.31.2001
Affiliate payables	5,554	5,040

As of June 30, 2002, this item totalled € 5,554 thousand and mostly related to amounts payable for company telecommunications services and Internet connections provided by the affiliate Fastweb S.p.A. to all AEM group companies, payables to AEM-BONATTI S.c.a.r.l., payables to e-Utile S.p.A. for services as well as payables to the Italpower Consortium for contributions to the consortium.

_Parent company payables (Municipality of Milan)

thousands of euro	06.30.2002	12.31.2001
Parent Company payables (Municipality of Milan)	32,796	66,630

Payables to the Municipality of Milan totalled € 32,796 thousand (€ 66,630 thousand as of December 31, 2001). They relate to the payables to the controlling entity of AEM S.p.A., which totalled € 29,569 and the proportional share of payables, of € 3,227 thousand, of company Electrone S.p.A.. These payables are due within one year. Payables to the controlling entity of AEM S.p.A. and the fully consolidated companies comprise the following:

- € 24,043 thousand for the balance of the current account for the settlement of financial relationships between AEM S.p.A. and the Municipality of Milan; the decrease of € 36,130 thousand compared to the financial statements as of December 31, 2001, is attributable to the fact that receivables recorded by AEM S.p.A., according to the current

account agreement between AEM and the Municipality of Milan, are posted in the current account at maturity and used as a reduction of the amount payable by AEM S.p.A..
In the first half of 2002 the 2001 dividend, totalling € 38,557 thousand, was paid to the city administration in cash as approved by the shareholders' meeting of April 30, 2002.
◦ € 5,526 thousand, with a decrease of € 931 thousand compared to December 31, 2001 for the annual fee for the agreement for the exclusive management of gas and heat distribution services in the territory of Milan not yet paid, regarding 2001 and the first half of 2002; other debts towards the Municipality of Milan relate to supplemental taxes on electricity invoiced to users and not yet paid to the city administration.

_Taxes payable

thousands of euro	06.30.2002	12.31.2001
Taxes payable	80,903	33,132

The Group taxes payable, totalling € 80,903 thousand, represent an increase of € 47,771 thousand since the financial statements as of December 31, 2001, and mostly comprise payables to the Ministry of the Treasury for taxes on consumption of electricity and gas, payables to taxation authorities for VAT payments and withholding taxes for IRPEF, as well as payables towards local agencies for water diversion fees.

The increase since the previous period is largely due to the higher amounts payable to the Ministry of the Treasury for taxes on consumption of electricity and gas, adjusted by the decrease of VAT payables.

Taxes payable are due within one year, except for the remaining amount due for the substitute tax on capital gains payable over the next two years.

_Social security payables

thousands of euro	06.30.2002	12.31.2001
Social security	10,103	11,845

This item totalled € 10,103 thousand, representing a decrease of € 1,742 thousand from the year ended December 31, 2001; this was related to the debt position of the Group in relation to Social Security Institutes for the June 2002 payment, not yet paid.
These payables are due within one year.

_Other payables

thousands of euro	06.30.2002	12.31.2001
Other payables	112,319	**103,012**
of which:		
- personnel payables	8,652	7,885
- Electricity Equalization Fund payables	8,336	4,743
- other	95,331	90,384

The overall amount of this item was € 112,319 thousand (€ 103,012 thousand at the end of 2001), broken down as folows:

- € 8,652 thousand, representing an increase of € 767 thousand since December 31, 2001, for personnel payables. This item includes the productivity bonus accrued during the six months and the charge for holidays accrued but not taken as of June 30, 2002;
- € 8,336 thousand for payables to the Equalization Fund, with an increase of € 3,593 thousand regarding the contributions included in consumer sales prices of electricity, which is invoiced to users but not yet paid to the fund, since payments are made every second month;
- € 95,331 thousand (€ 90,384 thousand as of December 31, 2001) for payables and debt to others, mostly concerning debts towards the leasing companies for the buildings in Via Caracciolo and Via della Signora in Milan, for sale and lease-back transactions entered into during 1999 and 2001 respectively and reported in the consolidated financial statements using the finance method. Also forming part of these payables and debt to others are the exposure to various agencies and companies with regard to insurance premiums for the period that have not been paid, payables to the board of directors and audit committee, remaining deposits not redeemed by users and connection fees which cannot be assigned to costs for the period.

The above payables are due within the subsequent year, except for debt towards leasing companies, € 40,117 thousand of which is due after one year up to the fifth, and € 23,224 thousand is due after the fifth year.

_E) Accrued expenses and deferred income

thousands of euro	06.30.2002	12.31.2001
Accrued expenses and deferred income	30,958	8,150

As of June 30, 2002 this item totalled € 30,958 thousand and was largely related to deferred credits of subsidiary Metroweb S.p.A., regarding telecommunication services and fibre optic lease invoiced in advance but related to future years, as well as interest payable on bank loans and financing.

The following table shows the composition and changes in this entry during the period:

thousands of euro	Amounts at 12.31.2001	Changes during the period	Amounts as 06.30.2002	Receivables due within the subsequent period	Receivables due after the subsequent period up to the 5th
Accrued expenses:					
Payable interest on loan	1,086	(423)	663		
Total accrued expenses	**1,086**	**(423)**	**663**	**-**	**-**
Deferred income:					
Other deferred income	7,064	23,231	30,295	-	
Total deferred income	**7,064**	**23,231**	**30,295**	**-**	**-**
Total	**8,150**	**22,808**	**30,958**	**-**	**-**

_Commitments

thousands of euro	06.30.2002	12.31.2001
Commitments	463,148	252,839

_Security deposits received

Security deposits made by contractors, as well as guarantees issued by credit institutions to ensure proper execution of work, as well as sureties issued by credit institutions to guarantee contracts relating to the signing of commercial credit policies totalled € 175,326 thousand (€ 129,775 thousand as of December 31, 2001).

_Security deposits provided

This item totalled € 244,904 thousand (€ 120.819 thousand as of December 31, 2001) and was related to security deposits issued to guarantee obligations made to third parties and guarantees issued; the increase of € 124,085 thousand mainly refers to guarantees given for Edipower debt for the amount pertaining to AEM Milano S.p.A..

_Receivables written off due to bankruptcies

These totalled € 2,246 thousand (€ 2,246 thousand as of December 31, 2001) and relate to customer and user receivables written off due to the initiation of bankruptcy proceedings.

_Guarantees provided

As of June 30, 2002 this item totalled € 40,671 thousand (as of December 31, 2001 no amounts were reported) and relates to the value of the notional capital underlying the stipulation of an Interest Rate Swaps contract by subsidiary Metroweb S.p.A..

Consolidated income statement values as of June 30, 2002 include the proportionally consolidated share of companies Plurigas S.p.A. and Electrone S.p.A.. Plurigas S.p.A. started operations in October 2001. The income statement effects arising from Electrone S.p.A. operations are negligible in the two half year period within the AEM Group. No pro-forma income statement was therefore prepared as of June 30, 2001.

_A) Revenues

_A 1) Revenues from sales and services

Revenues from the sale of power and service, reported in the income statement of he consolidated financial statements as of June 30, 2002, inclusive of the proportionally consolidated share of the company Electrone S.p.A. totalled, net of consolidation adjustments, € 511,496 thousand, compared to € 558,767 thousand for the same period in the previous year. These revenues are detailed as follows:

- revenues from the sale of power to other electricity companies and Gestore della Rete di Trasmissione Nazionale, of € 23,440 thousand (€ 20,457 thousand as of June 30, 2001) and relate to the sale of 408.1 million kWh (390.8 million kWh in the same period of the previous year). The increase, of € 2,983 thousand, is mainly attributable to an increase in sales, in particular by company AEM Trading S.r.l.;
- revenues for the sale of electricity to users for € 168,939 thousand; this item consists of the following:
  - € 118,953 thousand (€ 157,950 thousand as of June 30, 2001) from sales of the subsidiary AEM Elettricità S.p.A., achieved through sales during the first six months of 2002 of 1,321.8 million kWh (1,492.9 million kWh in the first half of 2001) to users connected to the AEM Elettricità S.p.A. network. These revenues represent a decrease, compared to the same period in the previous year, of € 38,997 thousand, € 20,895 thousand of which is attributable to the decreased average revenues compared to the same period a year earlier (-14.9%), as well as to a lower quantity of energy sold during the period (-11.4%) for around € 18,102 thousand;
  - € 36,436 thousand (€ 56,746 thousand in the first half of 2001) from revenues of the subsidiary AEM Energia S.p.A. following the sale of 703.6 million kWh (735.2 million kWh as of June 30, 2001) to eligible customers in the open market; the decrease of € 20,310 is mainly attributable to the new tariff system defined by the Authority with Resolution 228/01, based on which the transportation cost is directly invoiced by the distributing company since January 2002, as well as to a lower quantity sold;
  - € 13,550 thousand from the consolidated proportional share of revenues from the sale of power to eligible customers, in the open market, by the company Electrone S.p.A.;
- revenues from the sale of gas to users for € 215,690 thousand; this item includes:
  - € 204,760 thousand (€ 233,412 thousand in the first six months of 2001) in revenues from the subsidiary AEM Energia S.p.A., following the sale of 605.7 million cubic metres of gas (602.3 million cubic metres as of June 30, 2001). Compared to the same period a year earlier, revenues from the sale of gas to users decreased by € 28,652 thousand, mainly due to lower average revenues (-12.8%) with respect to the new tariff system, partially offset by an increase in the quantity sold;
  - € 10,930 thousand (€ 12,010 thousand as of June 30, 2001) from revenues achieved by Serenissima Gas S.p.A. following sales to users of 39.4 million cubic metres of methane gas (36.8 million cubic metres of methane gas as of June 30, 2001);
- revenues for the sale of heat to users for € 13,206 thousand, following the sale of 186.9 million thermal kWh (146.2 million thermal kWh as of June 30, 2001), representing, compared to the previous period a year earlier, an increase of € 1,837 thousand, essentially attributable to greater quantities of thermal energy sold (+27.8%) compared to June 30, 2001;

◦ revenues from services to users and third parties of € 82,737 thousand (€ 60,272 thousand in the first half of 2001), € 1,423 thousand of which attributable to services to users, € 16,144 thousand to services for the Municipality of Milan and € 65,170 thousand to services to third parties, including services to affiliates of € 804 thousand. The revenues from services provided to the Municipality of Milan were largely related to the management and installation, on the Municipality's behalf, of urban lighting fixtures and the traffic signal network. These revenues were down by € 239 thousand, compared to June 30, 2001, attributable to the gradual completion of the activity related to the implementation of the urban lighting plan; this project was assigned by the Municipality of Milan to AEM at the end of 1998 and through subsequent urban plans approved by the city administration. Revenues from services provided in behalf of third parties were primarily related to revenues for the sale of thermoelectric power produced for ASM Brescia S.p.A., and the charge to that company for the applicable portion of operating expenses and capital expenditures related to the Cassano d'Adda power plant (€ 26,944 thousand), revenues for the distribution of electricity and gas (€ 3,877 thousand), revenues for services to Gestore della rete di trasmissione (€ 3,952 thousand), as well as revenues from services provided for the subsidiary Metroweb S.p.A., both in relation to the leasing of the fibre-optic network, and miscellaneous services (€ 26,667 thousand). Revenues from services provided on behalf of third partiers increased a total of € 22,913 thousand compared to the same period in 2001, largely attributable to the increase in revenues fro services provided by the subsidiary Metroweb S.p.A., as well as to the increase in revenues for electricity and gas distribution achieved by subsidiaries AEM Elettricità S.p.A. and AEM Gas S.p.A., as well as to the increase in revenues from services provided to affiliates, specifically to Fastweb S.p.A. and e-Utile S.p.A.;

◦ connection fees of € 7,483 thousand, representing an increase from the first half of 2001 of € 932 thousand, as a result of a higher number of customers connected during the period.

_A 3) Changes in contract work in progress

Changes in contract work in progress totalled € 812 thousand (-€ 3,010 thousand as of June 30, 2001) and were mainly related to the work in progress by the parent company AEM S.p.A. for the installation of public lighting systems and traffic lights, to the work in progress by the subsidiary Metroweb S.p.A. for the implementation of an integrated telephone system for Regione Lombardia, and the works carried out to the benefit of other telecommunications operators, as well as to works carried out by the company Zincar S.r.l. for projects regarding sustainable urban mobility for the Municipality of Milan.

_A 4) Capitalised expenses

During the period under review, the following costs were capitalised under "Tangible and intangible assets":

thousands of euro	06.30.2002	06.30.2001
Materials	4,508	**4,614**
(taken from the warehouse), of which, included in:		
- Intangible assets	5	2
- Tangible assets	4,503	4,612
Personnel expenses	7,750	**7,141**
of which, included in:		
- Intangible assets	122	204
- Tangible assets	7,628	6,937
Financial expenses	-	**392**
Total	**12,258**	**12,147**

These items represent the internal costs incurred towards the company's capital expenditure; the description of the capital expenditures has already been presented in comments on balance sheet assets in the section covering tangible and intangible assets.

_A 5) Other revenues and income

Other revenues totalled € 9,015 thousand (-€ 15,643 thousand than the first half of 2001) broken down as follows:

- miscellaneous income and revenues, which totalled € 8,910 thousand (€ 18,962 thousand as of June 30, 2001), essentially related to compensation of damages and fines received from users, insurance companies and private individuals, to the surplus in several reserves for specific risks regarding operating activities, to the sale of equipment and materials, to rents receivable, specifically by the affiliate Fastweb S.p.A., as well as non-operating income for differences in allocations made in previous years; the decrease of € 10,052 thousand is mainly attributable to the inclusion in non-operating income, in the first half of 2001, of a subsidy paid by the Equalization Fund to AEM S.p.A. for the generation of thermoelectric power in 1997/2000 of € 8,573 thousand;
- subsidies from the Equalization Fund, as of June 30, 2002, totalled € 104 thousand (€ 5,018 thousand in the same period of the previous year) and exclusively refer to the subsidy for hedging the lack of revenues from non-paying users.

In 2001, this item also included a contribution for the generation of electricity for the tied market, at a rate of € 0.0031/kWh, for a two year period, as established by Resolution 205/99 from the Authority for Electricity and Gas;

- in the financial statements as of June 30, 2002 there are no operating subsidies paid by other agencies (€ 678 thousand as of June 30, 2001).

Revenues include € 1,992 thousand for commercial transactions completed during the first half of 2002 with affiliates, as detailed in the table below:

Revenues thousands of euro	Società Servizi Valdisotto S.p.A.	Malpensa Energia S.r.l.	Fastweb S.p.A.	Electrone S.p.A.	Cons. Italpower	Plurigas S.p.A.	e-Utile S.p.A.	AEM BONATTI S.c.a.r.l.
A1) Revenues from sales and services								
Revenues from the sale of electric power	368	-	-	-	-	-	-	-
Services on behalf of third parties	10	2	144	9		52	152	436
A5) Other revenues	**-**	**-**	**561**	**-**	**-**	**30**	**228**	**-**
Total	**378**	**2**	**705**	**9**	**-**	**82**	**380**	**436**

_B) Operating expenses

_B 6) Materials and fuels

Expenditures for purchases of raw materials, other materials and merchandise, including the costs of the proportionally integrated companies Plurigas S.p.A. ed Electrone S.p.A., during the first half of 2002 totalled € 208,422 thousand, broken down as follows:

◦ costs for the purchases of electric power from other companies of € 32,700 thousand and of thermal power for district heating of € 1,382 thousand. In the first half of 2002, purchases of electric power from other producers increased by € 8,786 thousand compared to the same period a year earlier, primarily as a consequence of purchases of electric power by the company Electrone S.p.A. (€ 12,405 thousand) partially offset by a lower electricity purchase cost directly connected to oil prices. Costs for the purchase of thermal power for district heating decreased by € 214 thousand, compared to June 30, 2001;

◦ the breakdown in the costs for the purchase of fuels is as follows:

thousands of euro	06.30.2002	06.30.2001
Costs for the purchase of fuel	**164,254**	**233,570**
of which:		
- Purchase of fuel for electric power generation	54,638	66,216
- Purchase of gas for distribution to users	104,048	162,578
- Purchase of fuel for heat generation	5,568	4,776

These costs, which totalled € 164,254 thousand, decreased by € 69,316 thousand in comparison to June 30, 2001.

The decrease in the costs for the purchase of fuel for generating thermoelectric power (-€ 11,578 thousand compared to June 30, 2001) and in the costs for the purchase of gas for distribution to users (-€ 58,530 thousand compared to the same period in the previous year) is attributable to both the fall in fuel prices on the international oil market and the positive contribution generated by natural gas supply operations carried out by proportionally consolidated affiliate Plurigas S.p.A..

The costs for the purchase of gas for generating heat as of June 30, 2002 totalled € 5,568 thousand;

- costs for the purchase of other fuel, of € 277 thousand (€ 342 thousand as of June 30, 2001);
- costs for purchases of materials:

thousands of euro	06.30.2002	06.30.2001
Costs for purchases of materials	59,261	16,407
(Capitalised costs)	(49,453)	(4,052)
Total	**9,808**	**12,355**

These costs, which totalled € 9,808 thousand, are shown in the financial statements net of capitalised costs related to the capital investments made. The increase in the gross value and in capitalised costs is due to the reclassification in this item of costs incurred by subsidiary Metroweb S.p.A. for the creation of the fibre-optic network; net of capitalisations, costs for purchases of materials, compared to June 30, 2001 decreased by € 2,547 thousand, largely due to lower costs for purchases for the purposes of ordinary maintenance works and on behalf of third parties.

_B 7) Services

This item totalled € 95,649 thousand, an increase of € 28,770 thousand compared to June 30, 2001 and involve:

- electricity delivering fees of € 6,323 thousand (€ 20,363 thousand in the first half of 2001). The decrease of € 14,040 thousand primarily related to a decrease in transmission and delivering fees paid by subsidiary AEM Energia S.p.A. since these are invoiced directly to users by the company that makes the delivery, under the Authority's Resolution 228/01 since January 2002;
- costs for gas delivering fees of € 16,503 thousand regarding the share of the costs incurred by proportionally consolidated affiliate Plurigas S.p.A.;
- costs related to contracts and other work:

thousand of euro	06.30.2002	06.30.2001
Costs for contracts and other work	105,260	36,833
(Capitalised costs)	(66,861)	(17,375)
Total	**38,399**	**19,458**

Net of capitalised costs, these expenses increased by € 18,941 thousand compared to the same period of 2001, largely because of the greater number of operations in the telecommunications industry and to the share of the investment regarding the conversion to the combined cycle of the Group 2 of the Cassano plant, debited to ASM Brescia.

◦ other service expenses, broken down as follows:

thousand of euro	06.30.2002	06.30.2001
Other service expenses	35,543	29,527
(Capitalised costs)	(1,119)	(2,469)
Total	**34,424**	**27,058**

Net of capitalised costs, these expenses increased by € 7,366 thousand compared to June 30, 2001. This increase is mostly due to the proportional consolidation of service expenses of affiliate Plurigas S.p.A., as well as higher costs incurred by the parent company for the services of affiliates e-Utile S.p.A., for the management of IT systems, and Fastweb S.p.A. for telecommunications services, partially offset by a reduction in professional services and other operating expenses.

Compensation paid by AEM S.p.A. and its full consolidated companies to directors in the first half of 2002 totalled € 562 thousand, while compensation paid to the audit committee totalled € 508 thousand.

_B 8) Lease and rental expenses

This amounted to € 4,938 thousand (€ 4,960 thousand as of June 30, 2001) and largely referred to the charges under agreements for the management of gas and district heating services in the territory of the Municipality of Milan, to hire payments for vehicles and to payable rents and to fees for application software usage licences.

_B 9) Personnel expenses

In the first half of 2002, labour costs totalled € 60,193 thousand (€ 64,549 thousand as of June 30, 2001), of which 7,750 thousand was capitalised (€ 7,141 thousand at the end of the first half of 2001). Proportionally consolidated personnel expenses of companies Plurigas S.p.A. and Electrone S.p.A. totalled € 223 thousand.
At Group level, labour costs as a percentage of revenues were 11.3%, which as of June 30, 2001 stood at 10.8%. This result was due to a fall in revenues and to a fall in labour costs. Compared to the same period a year earlier, labour costs decreased by € 4,356 thousand, largely due to the decrease in personnel numbers, also following the transfer to e-Utile S.p.A. of AEM S.p.A. IT branch, with 63 employees.
Overall, the average cost per employee as of June 30, 2002 was € 22.2 thousand (€ 22.7 thousand in the first half of 2001). The decrease is mostly due to the rationalisation of human resources and the search for efficient work processes, also by means of outsourcing.

A usage of the reserve for specific risks was reported for the contribution paid to premungas pension fund by AEM S.p.A. for the supplemental social security payments to retired former employees entitled to this supplemental payment of € 1,434 thousand (€ 1,456 thousand as of June 30, 2001).

The following table shows a breakdown of the average number of employees of AEM S.p.A. and fully consolidated companies by position and contract:

	06.30.2002						
	Managers	Electricity	Gas	Metal and mechanical industry	Methane industry	Sales	Total
Managers	43	–	–	–	–	–	43
Managerial staff	–	87	38	–	–	3	128
Office workers	–	906	602	57	11	18	1,594
Plant workers	–	424	340	–	13	14	791
Total	**43**	**1,417**	**980**	**57**	**24**	**35**	**2,556**

	06.30.2001						
	Managers	Electricity	Gas	Metal and mechanical industry	Methane industry	Sales	Total
Managers	43	–	–	–	–	–	43
Managerial staff	–	100	39	–	–	4	143
Office workers	–	993	630	42	12	3	1,680
Plant workers	–	460	345	–	14	–	819
Total	**43**	**1,553**	**1,014**	**42**	**26**	**7**	**2,685**

_B 10) Amortisation, depreciation and write-downs

This item totalled € 44,229 thousand (€ 40,354 thousand as of June 30, 2001), € 214 thousand of which relate to the proportionally consolidated share of companies Plurigas S.p.A. and Electrone S.p.A., and comprised the following:

- amortisation of intangible assets, of € 10,602 thousand (€ 8,859 thousand as of June 30, 2001), are related to the six-month share of start-up and expansion costs, expenses incurred to the purchase of limited and permanent usage licences of application software, the consolidation difference regarding the company Serenissima Gas S.p.A., as well as improvement on leased assets regarding refurbishment costs of the building in Corso di Porta Vittoria and the commercial offices owned by the Municipality of Sesto San Giovanni;
- depreciation of tangible assets, of € 32,472 thousand (€ 30,146 thousand as of June 30, 2001), of which € 2,831 thousand (€ 2,838 thousand as of June 30, 2001) was in depreciation of freely transferable assets.

Depreciation of tangible assets has been calculated on the basis of the economic and technical depreciation rates held to be representative of the remaining potential use of the tangible assets. Freely transferable assets were depreciated on the basis of the term of the concession, which was renewed for a further thirty years. The depreciation of tangible assets included € 808 thousand for the depreciation of the properties in Via Caracciolo and Corso di Porta Vittoria, both in Milan, which are leased and included in assets in the balance sheet under tangible assets, in "land and buildings", in keeping with the valuation criterion established by the international accounting standard IAS no. 17 and referenced by domestic accounting principles on consolidated financial statements;

- write-down of receivables included in current assets and cash and cash equivalents, of € 1,154 thousand (€ 1,349 thousand as of June 30, 2001), which includes the provision to the allowance for doubtful receivables in the amount necessary to adjust user and customer receivables to their estimated realisable value.

_B 11) Changes in inventories

These inventories increased by a total of € 7,470 thousand as of June 30, 2002, of which € 4,804 thousand are related to the proportionally consolidated share of the company Plurigas S.p.A., as shown in the following table:

thousand of euro	06.30.2002	06.30.2001
Initial inventory	31,451	10,100
Final inventory	(24,166)	(10,663)
Change in reserve for obsolescence of materials	185	328
Total	**7,470**	**(234)**

_B 12) Provisions for risks and charges

This item, totalling € 6,872 thousand (€ 6,482 thousand as of June 30, 2001), was primarily related to the provision made, for the application of the new tariff system, using the same calculation system of the 2001 financial statements, by the subsidiary AEM Elettricità S.p.A. (€ 4,553 thousand), as well as the provision made by the company Metroweb S.p.A. (€ 1,000 thousand) with respect to Resolution 616/2001 by the Municipality of Milan regarding OSAP tariff renewals. With respect to gas tariffs, it should be noted that Group companies did not make any provisions in the six months, based on the assessment of the positive effects brought about by the new method for tariff calculation, introduced by recent Resolution 122/02 of the Authority for Electricity and Gas. Prudentially, it was however decided that no portions of the provision allocated as of December 31, 2001, were to be used, since a final assessment will only be made after the approval of the new tariff proposals.

_B 14) Other operating expenses

This item totalled € 28,470 thousand (€ 38,039 thousand in the first six months of 2001) and comprises:

- € 16,225 thousand (€ 26,413 thousand as of June 30, 2001) for the charge for the extraction of hydroelectric energy in accordance with Resolution 230/00 from the Authority applied to companies generating hydroelectric and geothermal power on the difference between the average weighted value of wholesale prices for electrical power sold on the domestic market in the various periods of time and the average weighted value of the component in the electricity wholesale price covering electricity generation overheads pursuant to Resolution 205/99 for the year 2000. The decrease of € 10,188 thousand is mainly attributable to the lower hydroelectric production in the period;
- € 5,931 thousand, for taxes and water diversion fees (€ 5,691 thousand as of June 30, 2001). This charge for taxes and duties includes the water diversion fees of € 3,362 thousand paid to various agencies (€ 2,912 thousand in the first half of the previous year), as well as other taxes and duties for € 2,569 thousand (€ 2,779 thousand as of June 30, 2001). The decrease in taxes and duties is essentially due to a decrease in expenses for stamp duties, registration fees and various rights partially offset by the increase in water diversion fees and by the contribution to the Equalisation Fund paid by the subsidiary AEM Elettricità S.p.A., as required by the Authority (Resolution 123/00) in relation to the standards of continuity of the service to users;

• € 6,314 thousand (€ 5,935 thousand as of June 30, 2001) for other operating expenses, which mostly concerned the association dues paid to various entities, and non-operating expenses and reversal of liability items, as well as capital losses from eliminating certain assets disposed during the period; this item includes the proportionally consolidated share of companies Plurigas S.p.A. and Electrone S.p.A. of € 192 thousand.

_C) Financial income and expenses

_C 15) Income from investments

Income from equity investments totalled, as of June 30, 2002, € 530 thousand (€ 3,788 thousand as of June 30, 2001) and referred to dividends paid by the companies in which AEM S.p.A. has equity investments, such as ASM Brescia S.p.A., AEM di Torino S.p.A. and Emittenti Titoli S.p.A..

_C 16) Other financial income

Financial income totalled € 3,672 thousand (€ 6,721 thousand in the first six months of 2001) and comprises:

• € 9 thousand (€ 132 thousand as of June 30, 2001) for interest on financial receivables posted under financial assets. This income refers to the interest on personnel receivables and income on user receivables related to financing provided for the transformation of plants; the decrease, compared to the same period of the previous year, is due to the redemption of the loan granted to the affiliate Mestni Plinovodi d.o.o. which generated as of June 30, 2001 € 118 thousand of interest receivable;

• € 1 thousand for income on securities, both long-term and included in current assets;

• € 3,662 thousand (€ 6,043 thousand as of June 30, 2001) for miscellaneous income, as follows:

- interest on financial investments, of € 760 thousand, representing a decrease of € 2,915 thousand, compared to the same period a year earlier, largely as a result of lower liquid asset levels available for financing uses, and of the reduction in interest rates;
- interest on bank deposits, equalling € 1,343 thousand (€ 1,166 thousand as of June 30, 2001), of which € 100 thousand regard the companies Plurigas S.p.A. e Electrone S.p.A., representing an increase of € 177 thousand, compared to the same period a year earlier;
- interest on other receivables of € 1,559 thousand (€ 1,203 thousand in the first half of 2001), of which € 30 thousand regard the company Plurigas S.p.A., which is largely related to overdue interest, interest on past-due payments charged to users and income on advance payments made to suppliers.

_C 17) Interest and other financial expenses

Financial expenses totalled € 12,567 thousand (€ 11,142 thousand as of June 30, 2001) and include the following:

• interest paid to the parent company Municipality of Milan of € 544 thousand (€ 1,488 thousand in the same period a year earlier), for accrued financial expenses on the current account maintained with the Municipality of Milan for the settlement of financial items between AEM S.p.A. and the Municipality. Compared to June 30, 2001 these expenses decreased by € 944 thousand, largely due to lower debt exposure with respect to the Municipality;

◦ interest to others, of € 12,023 thousand (€ 9,654 thousand as of June 30, 2001) include the following:

- the interest on bank debt, totalling € 10,516 thousand (€ 8,287 thousand in the first half of 2001) for interest applicable to the period related to interest on loans negotiated by the Group with banks, as detailed in the balance sheet; the increase of € 2,229 thousand is due to higher interest to be paid by the parent company AEM and by the subsidiary Metroweb, as well as to the proportionally consolidated share of the companies Plurigas S.p.A. and Electrone S.p.A. of € 379 thousand, partly countered by a reduction in the interest payable by the subsidiaries AEM Gas and Serenissima Gas;

- interest on other debt and payables, totalling € 1,507 thousand (€ 1,367 thousand as of June 30, 2001), which mostly includes the financial expenses related to leasing contracts for the building in Via Caracciolo and the building in Corso di Porta Vittoria.

_D) Adjustments to the value of financial assets

_D 18) Revaluations

As of June 30, 2002 this item totalled € 280 thousand and was related to the higher value attributed to investments in affiliates, specifically to company Malpensa Energia S.r.l. (€ 190 thousand) and company Società Servizi Valdisotto S.p.A. (€ 90 thousand), valued using the equity method in consolidated financial statements. This higher value is the result of income generate during the period by the affiliates and posted to the consolidated income statement on the basis of the accrual principle.

_D 19) Write-downs

This item totalled € 22,564 thousand and refers to the following:

◦ € 21,559 thousand for the write-down of the equity investment, valued with the equity method, in the subsidiary Fastweb S.p.A., as a result of the period loss of the subsidiary;

◦ € 464 thousand for the write-down of the equity investment in e.BISCOM S.p.A. to adjust the cost to the average market share value during the period;

◦ € 2 thousand for the write-down of the equity investment in the company Laritel S.r.l. (in liquidation);

◦ € 539 thousand for the write-down of the equity investment, valued with the equity method, in the affiliate Mestni Plinovodi d.o.o., as a result of the amortisation of goodwill, which was included in the purchase price of the equity investment and higher than the corresponding portion of shareholders' equity.

_E) Extraordinary income and expenses

_E 20) Extraordinary income

As of June 30, 2002 this item totalled € 1,589 thousand (€ 3,420 thousand in the first six months a year earlier), of which € 1,363 thousand relate to the proportionally consolidated share of extraordinary non-operating income of the company Electrone S.p.A..

_E 21) Extraordinary expenses

In the financial statements for the period ended June 30, 2002, this item totalled € 2 thousand (€ 1.988 thousand in the first half of 2001).

_23) Net income

Group consolidated income before taxes, including proportionally consolidated shares of the companies Plurigas S.p.A. and Electrone S.p.A., totalled € 48,277 thousand while the Group portion of net income for the period, including minority interest of € 509 thousand, was € 48,786 thousand (€ 91,689 thousand as of June 30, 2001).

The board of Directors
The Chairman
Giuliano Zuccoli

AEM Group consolidated interim exibits

1. AEM Group statement of changes in intangible assets

Intangible assets thousand of euro	Amounts at 12.31.2001 Cost	Amortisation	Book value	Changes during the period Purchases	Other purchases
Start-up and other capitalised expenses	10,666	(8,008)	2,658	29	5
Industrial patent and intellectual property rights	7,765	(4,253)	3,512	598	4
Concessions, licences, trademarks and similar rights	8,517	(5,696)	2,821	895	227
Consolidation difference	16,514	(3,289)	13,225		
Work in progress	58		58	484	
Other intangible assets	46,408	(24,629)	21,779	3,750	160
Total intangible assets	**89,928**	**(45,875)**	**44,053**	**5,756**	**396**

	Changes during the period				Amounts at 06.30.2002		
Changes in category	Disposals	Amortisation	Amortisation for the period	Total changes in the period	Cost	Amortisation	Book value
	(59)	14	(477)	(488)	10,641	(8,471)	2,170
			(1,237)	(635)	8,367	(5,490)	2,877
			(453)	669	9,639	(6,149)	3,490
			(825)	(825)	16,514	(4,114)	12,400
				484	542		542
	(53)		(7,610)	(3,753)	50,265	(32,239)	18,026
	(112)	**14**	**(10,602)**	**(4,548)**	**95,968**	**(56,463)**	**39,505**

2. AEM Group statement of changes in tangible assets

Tangible assets thousand of euro	Amounts at 12.31.2001 Value of assets	Accumulated depreciation	Book value	Changes in the period Purchases	Other purchases	Changes in category
Non-transferable assets						
Land and buildings						
Non-industrial land	368		368	3		
Non-industrial buildings	4,922	(1,303)	3,619	14		
Industrial land and buildings	120,715	(14,133)	106,582	2,084		317
Leased buildings	70,287	(1,235)	69,052			
Total land and buildings	**196,292**	**(16,671)**	**179,621**	**2,101**		**317**
Plant and machinery						
Production facilities	274,102	(60,495)	213,607	2,050		1,340
Transport lines	46,097	(4,372)	41,725	322		
Transformer stations	28,992	(3,739)	25,253	24		
Distribution networks	855,445	(78,809)	776,636	49,144		17,503
Total plant and machinery	**1,204,636**	**(147,415)**	**1,057,221**	**51,540**		**18,843**
Industrial and commercial equipment						
Miscellaneous equipment	13,393	(4,633)	8,760	253		
Mobile phones	8	(8)		2		
Total industrial and commercial equipment	**13,401**	**(4,641)**	**8,760**	**255**		
Other assets						
Furniture and fittings	3,188	(2,080)	1,108	261	4	
Electric and electronic office equipment	19,264	(4,819)	14,445	209		
Vehicles	1,524	(1,102)	422			
Capital equipment with value up to € 516	1,036	(1,036)		83		
Total other assets	**25,012**	**(9,037)**	**15,975**	**553**	4	
Work in progress and advance payments						
Non-industrial buildings	188		188	30		
Industrial buildings	3,460		3,460	455		
Production facilities	29,934		29,934	43,412		(1,657)
Transport lines						
Transformer stations	446		446	2,065		
Distribution networks	7,437		7,437	16,809		(17,503)
Miscellaneous equipment				2		
Other assets	101		101	5		
Advance payments	14,144		14,144	209		
Total work in progress and advance payments	**55,710**		**55,710**	**62,987**		**(19,160)**
Total non-transferable assets	**1,495,051**	**(177,764)**	**1,317,287**	**117,436**	4	
Transferable assets						
Plant and machinery	214,764	(27,422)	187,342	157		
Transferable assets in process	45,449		45,449	9,944		
Total transferable assets	**260,213**	**(27,422)**	**232,791**	**10,101**		
Total	**1,755,264**	**(205,186)**	**1,550,078**	**127,537**	4	

		Changes in the period			Amounts at 06.30.2002		
Reclassifications value of assets	Reclassifications accumulated depreciation	Disposals value of assets	Disposals accumulated depreciation	Depreciation	Value of assets	Accumulated depreciation	Book value
					371		371
21	(1)	(52)	1	137	4,905	(1,440)	3,465
(258)		(1)		1,666	122,857	(15,799)	107,058
				808	70,287	(2,043)	68,244
(237)	**(1)**	**(53)**	**1**	**2,611**	198,420	(19,282)	179,138
(80)	6	(140)	37	6,939	277,272	(67,391)	209,881
		(148)	10	1,015	46,271	(5,377)	40,894
				436	29,016	(4,175)	24,841
(28)	1	(1,607)	187	16,411	920,457	(95,032)	825,425
(108)	**7**	**(1,895)**	**234**	**24,801**	1,273,016	(171,975)	1,101,041
				1,014	13,646	(5,647)	7,999
				2	10	(10)	
				1,016	13,656	(5,657)	7,999
		(4)	3	222	3,449	(2,299)	1,150
		(88)	14	870	19,385	(5,675)	13,710
		(26)	26	39	1,498	(1,115)	383
				83	1,119	(1,119)	
		(118)	**43**	**1,214**	25,451	(10,208)	15,243
					218		218
266					4,181		4,181
1					71,690		71,690
					2,511		2,511
					6,743		6,743
					2		2
					106		106
					14,353		14,353
267					99,804		99,804
(78)	**6**	**(2,066)**	**278**	**29,642**	1,610,347	(207,122)	1,403,225
78	(6)			2,831	214,999	(30,259)	184,740
					55,393		55,393
78	**(6)**			**2,831**	270,392	(30,259)	240,133
		(2,066)	278	32,473	1,880,739	(237,381)	1,643,358

3. AEM Group investments

Company	Headquarters	Currency	Share capital (**)
Consolidation area			
Subsidiaries			
Metroweb S.p.A. (formerly Citytel S.r.l.)	Milan	Euro	20,180
Aem Elettricità S.p.A.	Milan	Euro	520,000
Aem Gas S.p.A.	Milan	Euro	572,000
Aem Trasmissione S.p.A.	Milan	Euro	76,597
Aem Energia S.p.A.	Milan	Euro	104
Aem Service S.r.l.	Milan	Euro	12,405
Aem Trading S.r.l.	Milan	Euro	99
Zincar S.r.l.	Milan	Euro	100
Serenissima Gas S.p.A.	Milan	Euro	1,082
Plurigas S.p.A.	Milan	Euro	800
Electrone S.p.A.	Turin	Euro	1,500
Companies not included in consolidation area			
Affiliates companies			
Malpensa Energia S.r.l.	Segrate (Milan)	Euro	5,200
Società Servizi Valdisotto S.p.A.	Valdisotto (Sondrio)	Euro	5,837
Metsni Plinovodi d.o.o.	Capodistria (Slovenia)	Sit	450,000,000
Alagaz S.p.A.	St. Petersburg (Russian Federation)	$	50,000
Fastweb S.p.A.	Milan	Euro	34,876
Bovisa Sviluppo S.p.A. (in liquidation)	Milan	Euro	102
Consorzio Italpower (in liquidation)	Milan	Euro	2,582
e-Utile S.p.A.	Milan	Euro	100
Consorzio 3A	Genoa	Euro	5,268
AEM-BONATTI S.c.r.a.l.	Milan	Euro	10
AGAM S.p.A.	Monza	Euro	46,482
Associated companies			
CESI (Centro elettrotecnico sperimentale italiano)	Milan	Euro	8,550
ASM Brescia S.p.A.	Brescia	Euro	538,849
Brescia Mobilità S.p.A.	Brescia	Euro	146,475
Aem Torino S.p.A.	Turin	Euro	346,307
Asm Sondrio	Sondrio	Euro	5,834
Consorzio Milano Sistema	Milan	Euro	150
Laritel S.r.l. (in liquidation)	Como	Euro	190
AVIO Valtellina S.p.A.	Sondrio	Euro	2,892
Emittenti Titoli S.p.A.	Milan	Euro	5,200
ANPHORA S.r.l.	Milan	Euro	52,000
DIX.IT (in liquidation)	Milan	Lire	10,000,000,000
e.BISCOM S.p.A.	Milan	Euro	26,202
Edipower S.p.A.	Milan	Euro	700,000
Blufare Ltd	London	Lst	1,000
Servelfin	Milan	Euro	3,816

(*) Net of treasury stock held by Serenissima Gas S.p.A.
(**) Values of companies with share capital in euro are in thousands.
(1) This investment was totally written down.
(2) The value of the investment was written down to adjust it to the average of market prices in the first six months at the stock exchange.

% of Group consolidated investment at 06.30.2002	% stake held	Shareholder	Book value at 06.30.2002 thousand of euro	Valuation criteria
67.16%	67.16%	AEM S.p.A.		Global integration method
99.99%	99.99%	AEM S.p.A.		Global integration method
99.99%	99.99%	AEM S.p.A.		Global integration method
99.99%	99.99%	AEM S.p.A.		Global integration method
99.99%	99.99%	AEM S.p.A.		Global integration method
100%	100%	AEM S.p.A.		Global integration method
100%	100%	AEM S.p.A.		Global integration method
100%	100%	AEM S.p.A.		Global integration method
79.4% (*)	79.4% (*)	AEM S.p.A.		Global integration method
40%	40%	AEM S.p.A.		Proportional integration method
33.33%	33.33%	AEM S.p.A.		Proportional integration method
	49%	AEM S.p.A.	3,128	Equity method
	35.7%	AEM S.p.A.	2,267	Equity method
	39.9%	AEM S.p.A.	4,726	Equity method
	35%	AEM S.p.A.	8	Equity method
	30.8%	AEM S.p.A.	58,811	Equity method
	50%	AEM S.p.A.	52	Equity method
	25%	AEM S.p.A.	646	Cost method
	49%	AEM S.p.A.	268	Cost method
	30%	AEM S.p.A.	1,580	Cost method
	50%	AEM S.p.A.	2	Cost method
	17.49%	AEM S.p.A.	17,412	Cost method
	2%	AEM S.p.A.	165	Cost method
	0.298%	AEM S.p.A.	1,577	Cost method
	0.298%	AEM S.p.A.	437	Cost method
	1.9896%	AEM S.p.A.	12,908	Cost method
	3.99%	AEM S.p.A.	874	Cost method
	16.67%	AEM S.p.A.	25	Cost method
	6.2%	AEM S.p.A.	–	Equity method
	0.18%	AEM S.p.A.	5	Cost method
	2.32%	AEM S.p.A.	98	Cost method
	11%	AEM S.p.A.	170	Cost method
	14.28%	AEM S.p.A.	738	Cost method
	0.27%	AEM S.p.A.	5,507	Cost method (²)
	13.40%	AEM S.p.A.	134,078	Cost method
	16.75%	AEM S.p.A.	2	Cost method
	0.52%	Serenissima Gas S.p.A.	13	Cost method

4. AEM Group changes in consolidation area

Company
COMPANIES INCLUDED IN CONSOLIDATION AREA AS OF 06.30.2002
Consolidated proportionally to the equity interest
Plurigas S.p.A.
Electrone S.p.A.

Headquarters	Currency	Share capital thousand of euro	% of consolidated equity interest
Milan	Euro	800	40%
Milan	Euro	1,500	33.33%

5. AEM Group statement of changes in consolidated

Description thousand of euro	Share capital	Legal reserve	Accelerated depreciation reserve
Consolidated shareholders' equity at 12.31.2001	**936,025**	**64,039**	**3,491**
Changes in the period:			
Legal reserve		1,773	
Accelerated depreciation reserve			4,386
Extraordinary reserve			
Net income distributed to shareholders			
Consolidation reserve			
Other reserves			
Conversion of authorised capital in euro			
Retained earnings (losses)			
Group net income for the period			
Minority interest:			
Changes in minority interest in capital and reserves			
Minority interest in net income (loss) for the period			
Consolidated shareholders' equity at 06.30.2002	**936,025**	**65,812**	**7,877**

Extraordinary reserve	Consolidation reserve	Other reserves	Net income (loss)	Retained earnings	Group shareholders' equity	Minority interest	Consolidated shareholders' equity
57,543	**28,762**	**2**	**105,089**	**(61,641)**	**1,133,310**	**10,565**	**1,143,875**
			(1,773)				
			(4,386)				
14,908			(14,908)				
			(75,602)		(75,602)		(75,602)
			(8,420)	8,420			
			48,786		48,786		48,786
						(509)	(509)
72,451	**28,762**	**2**	**48,786**	**(53,221)**	**1,106,494**	**10,056**	**1,116,550**

_6. AEM Group consolidated cash flow statement

thousand of euro	Consolidated at 06.30.2002	Consolidated at 12.31.2001	Consolidated at 06.30.2001
Cash flow from operating activities			
Net income	48,786	105,089	91,689
Depreciation of tangible assets	32,473	61,159	30,147
Amortisation of intangible assets	10,602	20,935	8,859
Changes in assets and liabilities:			
Decrease in subsidiary and affiliate receivables for sales of power and services	73,318	(95,199)	19,741
Decrease in parent company receivables	1,740	(21,787)	(6,730)
Decrease in other receivables	4,361	26,490	35,395
Increase in inventory	(13,381)	(659)	(2,740)
Increase in accrued income and prepaid expenses	(3,066)	443	(2,172)
Decrease in accounts payable to suppliers	(53,460)	72,780	(13,451)
Increase in other payables	58,146	(17,493)	45,999
Increase in advances from customers	3,141	12,552	3,024
Increase in accrued expenses and deferred income	22,809	3,757	(2,882)
Decrease in employee leaving entitlement	(1,247)	1,003	731
Increase in other reserves	5,108	28,105	7,033
Total cash flow from operating activities	**189,330**	**197,175**	**214,641**
Cash flow used in investment activities			
Net capital expenditures on tangible and intangible assets	(131,806)	(213,471)	(100,752)
Increase in equity investments	(128,415)	(41,284)	39,133
Total cash flow used in investment activities	**(260,221)**	**(254,755)**	**(61,619)**
Free cash flow	(70,891)	(57,580)	153,022
Cash flow from *financing* activities			
Increase in bank debt	141,659	145,944	68,407
Increase in financial receivables	(205)	8,032	7,970
Decrease in debt to other financial institutions	–	(53,167)	(53,167)
Decrease in cash account debt due to parent company (Municipality of Milan)	(36,130)	(14,706)	(15,435)
Decrease in minority interest in shareholders' equity	(509)	31,005	311
Payment of dividends	(75,642)	(74,372)	(74,372)
Total cash flow from financing activities	**29,173**	**42,736**	**(66,287)**
NET CHANGE IN CASH AND CASH EQUIVALENTS	**(41,718)**	**(14,844)**	**86,735**
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	**84,812**	**99,656**	**99,656**
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	**43,094**	**84,812**	**186,391**
NET FINANCIAL POSITION			
Cash and cash equivalents	43,094	84,812	186,391
Financial receivables	1,449	1,243	1,306
Cash account with parent company (Municipality of Milan)	(24,043)	(60,173)	(59,444)
Other financial institutions	(5,331)	(5,331)	(5,331)
Bank debt	(483,528)	(341,869)	(264,332)
TOTAL NET FINANCIAL POSITION	**(468,359)**	**(321,318)**	**(141,410)**

AEM Group consolidated funding allocation statement

amounts in euro	Consolidated at 06.30.2002	%	Consolidated at 12.31.2001	%	Consolidated at 06.30.2001	%
INVESTED CAPITAL						
INTANGIBLE ASSETS	39,505,195	2.49	44,053,020	3.01	46,653,647	3.76
TANGIBLE ASSETS						
Gross amount	1,880,737,977	118.67	1,755,264,256	119.80	1,652,521,787	133.14
(Accumulated depreciation)	(237,380,000)	(14.98)	(205,186,000)	(14.00)	(174,675,330)	(14.07)
	1,643,357,977	103.69	1,550,078,256	105.79	1,477,846,457	119.07
FINANCIAL ASSETS						
Equity investments	245,433,783	15.49	117,020,609	7.99	36,602,859	2.95
Other financial receivables	5,429,045	0.34	5,879,546	0.40	6,098,195	0.49
Security deposits	557,844	0.04	501,940	0.03	500,963	0.04
(Risk and expense reserves)	(105,749,281)	(6.67)	(100,641,749)	(6.87)	(79,569,721)	(6.41)
(Employee leaving entitlement)	(60,539,419)	(3.82)	(61,786,638)	(4.22)	(61,514,330)	(4.96)
* **NET FIXED ASSETS**	1,767,995,144	111.55	**1,555,104,985**	**106.14**	**1,426,618,070**	**114.94**
Inventories	35,848,885	2.26	22,468,127	1.53	24,547,710	1.98
Short-term receivables	355,721,217	22.44	434,706,569	29.67	295,587,835	23.81
Accrued income and prepaid expenses	4,483,840	0.28	1,417,485	0.10	4,032,368	0.32
(Accounts payable to suppliers)	(285,717,218)	(18.03)	(339,177,040)	(23.15)	(252,945,549)	(20.38)
(Other debt and payables)	(262,464,259)	(16.56)	(201,177,261)	(13.73)	(255,141,736)	(20.56)
(Accrued expenses and deferred income)	(30,958,373)	(1.95)	(8,149,824)	(0.56)	(1,510,593)	(0.12)
* **WORKING CAPITAL**	(183,085,908)	(11.55)	**(89,911,944)**	**(6.14)**	**(185,429,963)**	**(14.94)**
** **TOTAL INVESTED CAPITAL**	**1,584,909,236**	**100.00**	**1,465,193,041**	**100.00**	**1,241,188,107**	**100.00**
SOURCES OF FUNDING						
* **TOTAL SHAREHOLDERS' EQUITY**	(1,116,550,349)	(70.45)	**(1,143,875,000)**	**(78.07)**	**(1,099,778,215)**	**(88.61)**
Long term financial receivables	1,448,662	0.09	1,244,096	0.08	1,048,477	0.08
(Long term debt)	(129,480,681)	(8.17)	(99,694,581)	(6.80)	(118,664,673)	(9.56)
(1) TOTAL FINANCIAL POSITION AFTER ONE YEAR	(128,032,019)	(8.08)	(98,450,485)	(6.72)	(117,616,196)	(9.48)
Financial receivables due within one year	25,000,000	1.58			91,401,176	7.36
Cash and cash equivalents	18,095,137	1.14	84,811,721	5.79	95,248,137	7.67
(Debt due within one year)	(383,422,005)	(24.19)	(307,679,277)	(21.00)	(210,443,009)	(16.95)
(2) TOTAL FINANCIAL POSITION WITHIN ONE YEAR	(340,326,868)	(21.47)	(222,867,557)	(15.21)	(23,793,696)	(1.92)
* **TOTAL NET FINANCIAL POSITION (1 + 2)**	(468,358,887)	(29.55)	**(321,318,041)**	**(21.93)**	**(141,409,892)**	**(11.39)**
** **TOTAL SOURCES OF FUNDING**	**(1,584,909,236)**	**(100.00)**	**(1,465,193,041)**	**(100.00)**	**(1,241,188,107)**	**(100.00)**

AEM Group reclassified consolidated balance sheet

amounts in euro	Consolidated at 06.30.2002		%	Consolidated at 12.31.2001		%	Consolidated at 06.30.2001		%
ASSETS									
1. CURRENT ASSETS		439,149,080	18.49		543,403,901	24.02		510,817,227	24.56
Cash, bank deposits and fixed-rate securities	18,095,137		0.76	84,811,721		3.75	95,248,137		4.58
Receivables for financial transactions	25,000,000		1.05				91,143,381		4.38
Investments in current assets							257,795		0.01
Receivables for the sale of power and services	254,557,102		10.72	327,811,588		14.49	212,192,611		10.20
Affiliate receivables	1,233,049		0.05	1,296,518		0.06	1,976,058		0.10
Parent company receivables	55,067,571		2.32	56,807,093		2.51	41,750,226		2.01
Electricity Equalization Fund receivables	1,484,182		0.06	6,586,173		0.29	11,406,050		0.55
Other receivables	42,732,548		1.80	41,597,898		1.84	27,184,655		1.31
Advances to suppliers during the period	303,741		0.01	205,204		0.01	524,070		0.03
Current portion of long term financial receivables	343,025		0.01	402,095		0.02	554,166		0.03
Current portion of affiliate financial receivables									
Inventories	35,848,885		1.51	22,468,127		0.99	24,547,710		1.18
Accrued income and prepaid expenses	4,483,840		0.19	1,417,485		0.06	4,032,368		0.19
2. TANGIBLE ASSETS		1,643,357,977	69.20		1,550,078,256	68.52		1,477,846,458	71.07
Transferable tangible assets	184,739,880		7.78	187,342,033		8.28	190,165,543		9.14
Non-transferable tangible assets	1,444,265,065		60.81	1,175,394,190		51.96	1,267,916,597		60.97
Advances to suppliers for plant assets	14,353,032		0.60	187,342,033		8.28	19,764,318		0.95
3. INTANGIBLE ASSETS		39,505,195	1.66		44,053,020	1.95		46,653,647	2.24
Intangible assets	39,505,195		1.66	44,053,020		1.95	46,653,647		2.24
4. FINANCIAL ASSETS		252,869,334	10.65		124,646,192	5.51		44,250,494	2.13
Investments	245,433,783		10.33	117,020,609		5.17	36,602,859		1.76
Securities	79,673		0.00	78,326		0.00	78,326		0.00
Long term financial receivables from affiliates	1,368,989		0.06	1,165,770		0.05	970,151		0.05
Long term financial receivables	5,986,889		0.25	6,381,487		0.28	6,599,158		0.32
5. TOTAL FIXED ASSETS (2 + 3 + 4)		1,935,732,506	81.51		1,718,777,468	75.98		1,568,750,599	75.44
6. TOTAL ASSETS (1 + 5)		2,374,881,586	100.00		2,262,181,370	100.00		2,079,567,826	100.00

amounts in euro	Consolidated at 06-30-2002		%	Consolidated at 12-31-2001		%	Consolidated at 06-30-2001		%
LIABILITIES AND SHAREHOLDERS' EQUITY									
1. CURRENT LIABILITIES		962,561,856	40.53		856,183,402	37.85		720,040,886	34.62
Advance payments from customers	44,831,982		1.89	41,691,309		1.84	32,163,866		1.55
Accounts payable - suppliers	285,717,218		12.03	339,177,040		14.99	252,945,549		12.16
Affiliate payables	5,553,538		0.23	5,039,770		0.22	4,703,394		0.23
Parent company payables:									
- current account	24,043,129		1.01	60,173,067		2.66	59,443,463		2.86
- other payables	8,752,794		0.37	6,457,245		0.29	32,070,996		1.54
Taxes payable	80,903,431		3.41	33,131,892		1.46	70,559,916		3.39
Social security payables	10,102,735		0.43	11,845,017		0.52	10,826,877		0.52
Electricity Equalization Fund payables	8,336,243		0.35	4,743,133		0.21	4,919,427		0.24
Personnel payables	8,652,171		0.36	7,884,601		0.35	9,535,870		0.46
Other debt and payables	95,331,366		4.01	90,384,294		4.00	90,361,390		4.35
Short-term bank debt	354,047,574		14.91	247,506,210		10.94	150,999,546		7.26
Short-term debt due to financial institutions	5,331,305		0.22						
Accrued expenses and deferred income	30,958,373		1.30	8,149,824		0.36	1,510,593		0.07
2. NON CURRENT LIABILITIES		295,769,381	12.45		262,122,968	11.59		259,748,725	12.49
Medium and long-term bank debt	129,480,681		5.45	94,363,276		4.17	113,333,368		5.45
Debt due to financial institutions				5,331,305		0.24	5,331,305		0.26
Employee leaving entitlement	60,539,419		2.55	61,786,638		2.73	61,514,330		2.96
Reserve for future expenses							240,502		0.01
Reserve for taxes	361		0.00						
Reserve for deferred taxes	24,718,783		1.04	24,718,783		1.09	18,489,384		0.89
Reserve for specific risks	81,030,137		3.41	75,922,966		3.36	60,839,835		2.93
3. SHAREHOLDERS' EQUITY		1,106,494,582	46.59		1,133,309,908	50.10		1,091,336,877	52.48
Share capital	936,024,648		39.41	936,024,648		41.38	929,646,898		44.70
Legal reserve	65,812,261		2.77	64,038,868		2.83	64,038,868		3.08
Other reserves	80,330,498		3.38	61,035,716		2.70	67,410,732		3.24
Consolidation reserve	28,762,252		1.21	28,762,252		1.27	191,428		0.01
Retained earnings	(53,221,215)		(2.24)	(61,640,564)		(2.72)	(61,640,564)		(2.96)
Net income for the period	48,786,138		2.05				91,689,515		4.41
Net income for the year				105,088,988		4.65			
4. MINORITY INTERESTS		10,055,767	0.42		10,565,092	0.47		8,441,338	0.41
Minority interest in shareholders' equity	10,055,767		0.42	10,565,092		0.47	8,441,338		0.41
5. TOTAL SHAREHOLDERS' EQUITY		1,116,550,349	47.01		1,143,875,000	50.57		1,099,778,215	52.88
6. TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		2,374,881,586	100.00		2,262,181,370	100.00		2,079,567,826	100.00

_AEM Group reclassified consolidated income statement

	amounts in euro	Consolidated at 06.30.2002		%	Consolidated at 12.31.2001		%	Consolidated at 06.30.2001		%
A.	**REVENUES**		**521,314,398**	**100.0**		**1,112,515,863**	**100.0**		**586,433,711**	**100.0**
	Sale of electricity to other power companies	23,440,411		4.5	60,382,645		5.4	20,455,825		3.5
	Sale of electricity to tied customers	118,952,775		22.8	287,945,177		25.9	157,950,079		26.9
	Sale of electricity to eligible customers	49,986,532		9.6	115,185,400		10.4	56,745,702		9.7
	Sale of gas to customers	215,690,411		41.4	427,702,782		38.4	245,422,901		41.9
	Sale of heat	13,205,781		2.5	20,145,138		1.8	11,368,766		1.9
	Services to customers	1,422,733		0.3	3,430,225		0.3	1,631,487		0.3
	Services to parent company (Municipality of Milan)	16,144,207		3.1	32,972,355		3.0	16,383,562		2.8
	Services provided on behalf of third parties	65,170,226		12.5	112,832,837		10.1	42,257,020		7.2
	Changes in contract work in progress	812,199		0.2	-103,332		0.0	3,009,911		0.5
	Connection fees	7,483,217		1.4	12,961,872		1.2	6,550,739		1.1
	Other current period revenues	8,901,544		1.7	29,719,551		2.7	19,639,307		3.3
	Total revenues	**521,210,036**		**100.0**	**1,103,174,650**		**99.2**	**581,415,299**		**99.1**
	Electricity Equalisation Fund contributions	**104,362**		**0.0**	**9,341,213**		**0.8**	**5,018,412**		**0.9**
B.	**OPERATING COSTS**		**340,433,502**	**65.3**		**729,598,449**	**65.6**		**376,806,439**	**64.3**
	Purchase of fuel and power	206,362,882		39.6	469,537,661		42.2	259,862,520		44.3
	Materials	5,022,305		1.0	21,951,915		2.0	7,067,196		1.2
	Delivering fees	22,825,892		4.4	49,253,917		4.4	20,362,863		3.5
	Contracts and other work	38,399,032		7.4	45,684,976		4.1	19,459,580		3.3
	Services	34,424,521		6.6	52,329,292		4.7	27,056,144		4.6
	Lease and rental expenses	4,937,608		0.9	12,074,391		1.1	4,960,569		0.8
	Charge for extraction of hydroelectric power	16,224,841		3.1	48,730,957		4.4	26,412,639		4.5
	Mountain municipalities contributions and water diversion fees	3,361,937		0.6	5,848,033		0.5	2,911,784		0.5
	Taxes and duties for the period	2,568,882		0.5	6,076,445		0.5	2,780,604		0.5
	Other operating expenses	6,305,602		1.2	18,110,862		1.6	5,932,540		1.0
C.	**VALUE ADDED (A - B)**		**180,880,896**	**34.7**		**382,917,414**	**34.4**		**209,627,272**	**35.7**
D.	**PERSONNEL EXPENSES**		**52,441,738**	**10.1**		**108,978,861**	**9.8**		**57,408,316**	**9.8**
E.	**GROSS OPERATING INCOME (EBITDA) (C - D)**		**128,439,158**	**24.6**		**273,938,553**	**24.6**		**152,218,956**	**26.0**
F.	**AMORTISATION, DEPRECIATION AND PROVISIONS**		**51,100,428**	**9.8**		**108,444,774**	**9.7**		**46,835,927**	**8.0**
	Depreciation of tangible assets	32,472,531		6.2	61,158,558		5.5	30,146,622		5.1
	Amortisation of intangible assets	10,601,922		2.0	20,934,792		1.9	8,858,785		1.5
	Provisions to allowance for doubtful receivables	1,154,393		0.2	3,318,755		0.3	1,348,985		0.2
	Provisions for risks and charges	6,871,582		1.3	23,032,669		2.1	6,481,534		1.1
G.	**OPERATING INCOME (EBIT) (E - F)**		**77,338,730**	**14.8**		**165,493,779**	**14.9**		**105,383,029**	**18.0**

amounts in euro	Consolidated at 06.30.2002		%	Consolidated at 12.31.2001		%	Consolidated at 06.30.2001		%
H. RESULTS OF GROUP COMPANIES VALUED AT NET EQUITY		(21,818,804)	(4.2)		(6,983,183)	(0.6)		(13,386,139)	(2.3)
I. FINANCIAL EXPENSES		13,032,837	2.5		31,815,249	2.9		11,937,384	2.0
Interest expense on cash account with parent company	543,787		0.1	2,935,795		0.3	1,488,429		0.3
Write-downs of equity investments	465,543		0.1	8,988,108		0.8	1,186,818		0.2
Other financial expense	12,023,507		2.3	19,891,346		1.8	9,262,137		1.6
L. FINANCIAL INCOME		4,202,453	0.8		14,017,410	1.3		10,509,381	1.8
Other financial income	4,202,453		0.8	14,017,410		1.3	10,509,381		1.8
M. TOTAL FINANCIAL INCOME (EXPENSES) (L - I)		(8,830,384)	(1.7)		(17,797,839)	(1.6)		(1,428,003)	(0.2)
N. INCOME BEFORE EXTRAORDINARY ITEMS (G + H + M)		46,689,542	9.0		140,712,757	12.6		90,568,887	15.4
O. EXTRAORDINARY INCOME (EXPENSES)		1,587,271	0.3		(1,811,094)	(0.2)		1,431,107	0.2
P. INCOME BEFORE TAXES (N + O)		48,276,813	9.3		138,901,663	12.5		91,999,994	15.7
Q. TAXES					31,378,441	2.8			
Income taxes				34,102,446		3.1			
Advance tax payments				(11,071,257)		(1.0)			
Deferred taxes				8,347,252		0.8			
R. INCOME BEFORE MINORITY INTERESTS FOR THE YEAR					107,523,222	9.7			
R. INCOME BEFORE MINORITY INTERESTS FOR THE PERIOD		48,276,813	9.3					91,999,994	15.7
S. MINORITY INTERESTS		509,325	0.1		(2,434,234)	(0.2)		(310,479)	(0.1)
T. NET INCOME FOR THE YEAR					105,088,988	9.4			
T. NET INCOME FOR THE PERIOD		48,786,138	9.4					91,689,515	15.6



AEM S.p.A. interim financial statements

AEM S.p.A. balance sheet - assets

amounts in euro	Balance at 06.30.2002		Balance at 12.31.2001		Balance at 30.06.2001	
A) SHAREHOLDER RECEIVABLES FOR CONTRIBUTIONS DUE						
B) FIXED ASSETS						
I Intangible assets						
1) Start-up and other capitalised expenses		790,275		1,036,624		1,292,709
2) Research, development and advertising costs						
3) Industrial patent and intellectual property rights		986,793		1,654,643		2,457,383
4) Concessions, licences, trademarks and similar rights		720,108		770,226		1,051,801
5) Goodwill						
6) Work in progress and advance payments		81,078		58,323		2,032,051
7) Other intangible assets		478,680		533,296		554,564
Total intangible assets		**3,056,934**		**4,053,112**		**7,388,508**
II Tangible assets						
1) Land and buildings		83,336,543		82,795,736		80,387,607
2) Plant and machinery:						
- *Non-transferable assets*	184,239,658		189,266,856		195,117,428	
- Transferable assets	184,739,879		187,342,033		190,165,543	
		368,979,537		376,608,889		385,282,971
3) Industrial and commercial equipment		4,642,373		4,981,272		5,094,470
4) Other assets		10,582,339		11,133,264		11,240,711
5) Work in progress and advance payments		145,541,313		93,698,677		66,733,898
Total tangible assets		**613,082,105**		**569,217,838**		**548,739,657**
III Financial assets						
1) Investments in:						
a) subsidiaries	1,391,890,973		1,391,890,973		1,391,891,388	
b) affiliates	102,783,391		85,117,608		44,090,527	
c) associated companies	156,584,018		21,376,953		16,436,713	
Total investments		1,651,258,382		1,498,385,534		1,452,418,628
2) Financial receivables:						
a) subsidiary receivables						
b) affiliate receivables						
- *due after one year*	1,368,989		1,165,770		970,151	
- due within one year						
	1,368,989		1,165,770		970,151	
c) parent company receivables						
d) other receivables						
- due after one year	3,307,243		3,489,645		3,550,800	
- due within one year	131,313		127,263		204,519	
	3,438,556		3,616,908		3,755,319	
Total financial receivables		4,807,545		4,782,678		4,725,470
3) Other securities		79,673		78,326		78,326
4) Treasury stock						
Total financial assets		**1,656,145,600**		**1,503,246,538**		**1,457,222,424**
Total fixed assets (B)		**2,272,284,639**		**2,076,517,488**		**2,013,350,589**

amounts in euro	Balance at 06.30.2002		Balance at 12.31.2001		Balance at 30.06.2001	
C) CURRENT ASSETS						
I Inventories						
1) Materials and fuels:						
a) materials	7,099,698		6,867,699		7,839,836	
b) fuels			2,945,447		902,887	
c) other					2,869	
		7,099,698		9,813,146		8,745,592
2) Work in progress						
3) Contract work in progress		6,591,773		6,833,493		9,287,829
4) Finished goods						
5) Advance payments						
6) Other						
Total inventories		**13,691,471**		**16,646,639**		**18,033,421**
II Receivables						
1) Receivables for sale of power and services		24,790,074		12,220,956		42,255,094
2) Subsidiary receivables		47,604,497		157,914,747		78,051,678
3) Affiliate receivables		1,233,049		1,296,518		1,976,428
4) Parent company receivables		45,247,205		41,338,080		27,691,425
5) Other receivables:						
- Electricity Equalization Fund	1,013,489		5,784,906		10,719,760	
- receivables from financial transactions	25,000,000				91,143,381	
- advances to suppliers	303,741		181,963		524,070	
- personnel receivables	44,743		56,124		50,442	
- other receivables	20,709,359		25,403,379		12,640,879	
		47,071,332		31,426,372		115,078,532
Total receivables		**165,946,157**		**244,196,673**		**265,053,157**
III Financial assets not classified as fixed assets						
1) Investments in subsidiaries						
2) Investments in affiliates						
3) Other investments					257,795	
5) Other securities	2,706		2,706		25,824,706	
Total financial assets		**2,706**		**2,706**		**26,082,501**
IV Cash and cash equivalents						
1) Bank and post-office deposits		2,240,247		16,762,379		41,613,062
2) Outstanding cheques						
3) Cash in hand and cash equivalents		321,287		145,153		303,833
Total cash and cash equivalents		**2,561,534**		**16,907,532**		**41,916,895**
Total current assets (C)		**182,201,868**		**277,753,550**		**351,085,974**
D) ACCRUED INCOME AND PREPAID EXPENSES		**59,746,917**		**61,499,141**		**68,056,568**
TOTAL ASSETS		2,514,233,424		2,415,770,179		2,432,493,131

AEM S.p.A. balance sheet - liabilities

amounts in euro	Balance at 06.30.2002	Balance at 12.31.2001	Balance at 30.06.2001
A) SHAREHOLDERS' EQUITY			
I Share capital	936,024,648	936,024,648	929,646,898
II Share premium reserve			
III Revaluation reserve			
IV Legal reserve	65,812,260	64,038,868	64,038,868
V Reserve for treasury stock			
VI Reserves required by by-laws or regulations			
VII Other reserves	827,154,769	869,062,306	875,437,322
VIII Retained earnings			
IX Net income (loss) for the year		35,467,846	
IX Net income (loss) for the period	2,983,968		28,984,162
Total shareholders' equity (A)	**1,831,975,645**	**1,904,593,668**	**1,898,107,250**
B) PROVISIONS FOR RISKS AND CHARGES			
1) Retirement benefits			
2) Taxation	6,097,140	6,097,141	4,506,082
3) Other	49,663,271	51,358,556	51,223,360
Total provisions for risks and charges (B)	**55,760,411**	**57,455,697**	**55,729,442**
C) EMPLOYEE' LEAVING ENTITLEMENT	**30,777,940**	**32,163,927**	**32,225,341**

amounts in euro	Balance at 06.30.2002		Balance at 12.31.2001		Balance at 30.06.2001	
D) PAYABLES						
1) Bonds						
2) Convertible bonds						
3) Banks debt						
- due within one year	155,122,845		25,822,845		25,822,845	
- due after one year	5,164,569		5,164,569		5,164,569	
		160,287,414		30,987,414		30,987,414
4) Payables to other financial institutions						
- due within one year	5,331,305					
- due after one year			5,331,305		5,331,305	
		5,331,305		5,331,305		5,331,305
5) Advance payments received		17,761,592		13,403,430		6,319,757
6) Accounts payable - suppliers		181,440,577		170,257,619		209,241,402
7) Notes payable						
8) Subsidiaries payable		174,371,064		109,614,571		81,080,546
9) Affiliate payables		5,553,537		5,039,770		4,703,394
10) Parent company payables		24,350,950		60,562,128		86,764,673
11) Taxes payable		8,642,094		9,411,731		4,470,218
12) Social security payables		8,088,290		9,316,009		8,456,186
13) Other debt and payables						
a) personnel payables	3,876,257		3,599,088		4,961,853	
b) Electricity Equalization Fund	307,575		88,503		128,322	
c) other	5,357,584		3,577,797		3,597,580	
		9,541,416		7,265,388		8,687,755
Total payables (D)		**595,368,239**		**421,189,365**		**446,042,650**
E) ACCRUED EXPENSES AND DEFERRED INCOME		**351,189**		**367,522**		**388,448**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**2,514,233,424**		**2,415,770,179**		**2,432,493,131**
Commitments						
Security deposits received		120,058,429		84,624,820		119,074,917
Security deposits provided		217,157,788		32,663,432		60,624,057
Guarantees deposits provided						327,080
Total commitments		**337,216,217**		**117,288,252**		**180,026,054**

AEM S.p.A. income statement

amounts in euro	Balance at 06.30.2002		Balance at 12.31.2001		Balance at 30.06.2001
A) REVENUES					
1) Revenues from sales and services					
Sale of electricity to other electric power companies	427,600		2,062,802		7,423,060
Sale of electricity to sole operator			17,738,128		
Sale of electricity to customers	17,213		49,894		32,271
Sale of electricity to subsidiaries	278,853		180,128,525		137,560,220
Sale of materials to subsidiaries	5,115,869		10,903,256		5,373,962
Sale of materials to affiliates	9,530		45,433		7,087
Sale of fuel to subsidiaries	8,762,799		3,691,357		
Services provided to parent company					16,346,651
Services provided on behalf of third parties	28,971,163		63,735,055		18,086,104
Services provided to subsidiaries	25,216,845		57,319,500		23,183,011
Services provided to affiliates	829,004		1,091,713		670,947
Connection fees			253		
Total revenues from sales and services	**69,628,876**		**336,765,916**		**208,683,313**
2) Changes in inventories					
3) Changes in contract work in progress	**(241,720)**		**(2,301,168)**		**153,168**
4) Capitalised expenses	**1,404,172**		**2,954,427**		**960,469**
5) Other revenues and income					
Miscellaneous	57,353,812		52,847,998		14,993,330
Other revenues:					
1. contribution received from Electricity Equalization Fund		9,148,622		4,896,248	
2. others		793,866		678,179	
			9,942,488		5,574,427
Total other revenues and income	**57,353,812**		**62,790,486**		**20,567,757**
Total revenues (A)	**128,145,140**		**400,209,661**		**230,364,707**
B) OPERATING EXPENSES					
6) Materials and fuels					
Purchases of power	3,444		508,360		
Purchases of fuel for production	5,915,187		95,294,663		66,215,865
Purchases of other fuel	263,434		527,288		327,882
Purchases of materials	9,133,544		20,367,165		11,810,851
Total materials and fuels	**15,315,609**		**116,697,476**		**78,354,598**
7) Services					
Electric power delivering charges					10,691
Contracts and other work	22,241,572		36,462,262		13,678,635
Other expenses	18,924,164		41,733,421		21,981,731
Services from subsidiaries	2,044,063		5,015,368		1,951,442
Services from affiliates	4,800,227		3,897,375		1,144,765
Total services	**48,010,026**		**87,108,426**		**38,767,264**

amounts in euro		Balance at 06.30.2002		Balance at 12.31.2001		Balance at 30.06.2001
8) Lease and rental expenses		**6,200,418**		**13,262,621**		**5,239,029**
9) Personnel expenses						
a) wages and salaries		21,014,481		44,436,380		23,659,916
b) social security payments		5,863,342		12,572,919		6,688,298
c) employee' leaving entitlement		1,691,004		4,041,499		2,103,685
d) retirement benefits						
e) other costs		441,631		2,135,343		861,738
Total personnel expenses		**29,010,458**		**63,186,141**		**33,313,637**
10) Amortisation, depreciation and write-downs						
a) amortisation of intangible fixed assets		1,341,777		4,117,065		1,959,748
b) depreciation of tangible fixed assets:						
1. depreciation	9,777,877		19,633,145		9,875,459	
2. depreciation of transferable assets	2,831,029		5,655,294		2,838,299	
		12,608,906		25,288,439		12,713,758
c) other write-downs of fixed assets						
d) write-downs of receivables included in current assets		306,443		938,943		187,040
Total amortisation, depreciation and write-downs		**14,257,126**		**30,344,447**		**14,860,546**
11) Change in inventories		**2,713,448**		**(1,255,440)**		**(187,430)**
12) Provisions for risks and charges		**380,559**		**2,337,297**		**852,186**
13) Other provisions						
14) Other operating expenses						
Taxes, duties and water diversion fees		4,815,654		49,080,470		30,928,693
Other expenses		2,791,200		8,678,239		2,842,440
Total other operating expenses		**7,606,854**		**57,758,709**		**33,771,133**
Total operating expenses (B)		**123,494,498**		**369,439,677**		**204,970,963**
Operating income (A – B)		**4,650,642**		**30,769,984**		**25,393,744**

_AEM S.p.A. income statement

amounts in euro	Balance at 06.30.2002		Balance at 12.31.2001		Balance at 30.06.2001	
C) FINANCIAL INCOME AND EXPENSES						
15) Income from investments						
a) Subsidiaries			14,369,088			
b) Affiliates			9,331			
c) Other companies	530,109		3,852,048		3,787,987	
		530,109		18,230,467		3,787,987
16) Other financial income						
a) Income from receivables included in fixed assets:						
1. Subsidiaries						
2. Affiliates			117,469			
3. Parent company						
4. Associated companies						
5. Other	3,709		101,396		124,103	
		3,709		218,865		124,103
b) Income from securities included in fixed assets				3,559		670
c) Income from securities included in current assets		1,213		962,659		544,793
d) *Income, not included above:*						
1. Subsidiaries	380,984		1,155,590		85,211	
2. Affiliates						
3. Parent company						
4. Other:						
- financial investments	755,274		4,551,625		3,521,877	
- bank cash accounts	614,949		1,669,195		1,062,838	
- other receivables	804,344		8,804,065		350,319	
		2,555,551		16,180,475		5,020,245
Total other financial income		**2,560,473**		**17,365,558**		**5,689,811**
17) Interest and other financial expenses						
a) Subsidiaries		2,928,109		4,688,352		3,269,702
b) Affiliates						
c) Parent company		543,787		2,935,795		1,488,344
d) Other		1,046,123		1,302,784		575,258
Total interest and other financial expenses		**4,518,019**		**8,926,931**		**5,333,304**
Total financial income and expenses (C)		**(1,427,437)**		**26,669,094**		**4,144,494**

amounts in euro	Balance at 06.30.2002		Balance at 12.31.2001		Balance at 30.06.2001
D) ADJUSTMENTS TO THE VALUE OF FINANCIAL ASSETS					
18) Revaluations					
a) Investments					
b) Financial assets which are not classified as equity investments					
c) Securities included in current assets which are not classified as equity investments					
d) Other					
Total revaluations					
19) Write-downs					
a) Investments	465,543		8,988,108		1,710,293
b) Financial assets which are not classified as equity investments					
c) Securities included in current assets which are not classified as equity investments					
d) Other					
Total write-downs	**465,543**		**8,988,108**		**1,710,293**
Total adjustments to the value of financial assets (D)	**(465,543)**		**(8,988,108)**		**(1,710,293)**
E) EXTRAORDINARY INCOME AND EXPENSES					
20) Extraordinary income					
a) Capital gains on disposal of assets					
b) Extraordinary income	226,306		1,634,906		2,632,065
c) Annual portion of capital contributions					
d) Other					
Total extraordinary income	**226,306**		**1,634,906**		**2,632,065**
21) Extraordinary expenses					
a) Capital losses on the disposal of assets					
b) Extraordinary expenses					1,469,448
c) Other:					
- Prior years taxes		7,461		6,399	
- Other expenses					
		7,461		6,399	
Total extraordinary expenses			**7,461**		**1,475,847**
Total extraordinary income and expenses (E)	**226,306**		**1,627,445**		**1,156,217**
Income before taxes	**2,983,968**		**50,078,415**		**28,984,162**
22) Income taxes					
- Current taxes		12,453,675			
- Advance tax payments		565,835			
- Deferred taxes		1,591,059			
Total income taxes			**14,610,569**		
23) NET INCOME FOR THE YEAR			**35,467,846**		
23) NET INCOME FOR THE PERIOD	**2,983,968**				**28,984,162**

AEM S.p.A. funding allocation statement

amounts in euro	Balance at 06.30.2002	%	Balance at 12.31.2001	%	Balance at 30.06.2001	%
INVESTED CAPITAL						
INTANGIBLE ASSETS	3,056,934	0.14	4,053,112	0.20	7,388,508	0.39
TANGIBLE ASSETS						
Gross amount	742,498,808	34.28	686,094,400	34.22	653,113,116	34.38
(Accumulated depreciation)	(129,416,703)	(5.98)	(116,876,562)	(5.83)	(104,373,459)	(5.49)
	613,082,105	28.31	569,217,838	28.39	548,739,657	28.89
FINANCIAL ASSETS						
Equity investments	1,651,258,382	76.24	1,498,385,534	74.72	1,452,418,628	76.46
Other financial receivables	2,784,529	0.13	3,020,954	0.15	3,082,374	0.16
Security deposits	522,714	0.02	468,691	0.02	468,426	0.02
(Risk and expense reserves)	(55,760,411)	(2.57)	(57,455,697)	(2.87)	(55,729,441)	(2.93)
(Employee leaving entitlement)	(30,777,940)	(1.42)	(32,163,927)	(1.60)	(32,225,340)	(1.70)
* **NET FIXED ASSETS**	**2,184,166,313**	**100.85**	**1,985,526,505**	**99.01**	**1,924,142,811**	**101.29**
Inventories	13,691,471	0.63	16,646,639	0.83	18,033,421	0.95
Short-term receivables	140,363,543	6.48	162,001,104	8.08	165,379,570	8.71
Accrued income and prepaid expenses	59,746,917	2.76	61,499,141	3.07	68,056,568	3.58
(Accounts payable to suppliers)	(181,440,577)	(8.38)	(170,257,619)	(8.49)	(209,241,402)	(11.01)
(Other debt and payables)	(50,398,375)	(2.33)	(49,819,602)	(2.48)	(66,296,361)	(3.49)
(Accrued expenses and deferred income)	(351,189)	(0.02)	(367,522)	(0.02)	(388,450)	(0.02)
* **WORKING CAPITAL**	**(18,388,210)**	**(0.85)**	**19,702,141**	**0.99**	**(24,456,653)**	**(1.29)**
** **TOTAL INVESTED CAPITAL**	**2,165,778,103**	**100.00**	**2,005,228,646**	**100.00**	**1,899,686,159**	**100.00**
SOURCES OF FUNDING						
* **TOTAL SHAREHOLDERS' EQUITY**	**(1,831,975,645)**	**(84.59)**	**(1,904,593,668)**	**(94.98)**	**(1,898,107,250)**	**(99.92)**
Long term financial receivables	1,448,662	0.07	1,244,096	0.06	1,048,477	0.06
(Long term debt)	(5,164,569)	(0.24)	(10,495,874)	(0.52)	(10,495,874)	(0.55)
(1) TOTAL FINANCIAL POSITION AFTER ONE YEAR	(3,715,907)	(0.17)	(9,251,778)	(0.46)	(9,447,397)	(0.50)
Financial receivables due within one year	25,713,927	1.19	82,322,832	4.11	100,135,901	5.27
Cash and cash equivalents	2,564,240	0.12	16,910,238	0.84	67,741,601	3.57
(Debt due within one year)	(358,364,718)	(16.55)	(190,616,270)	(9.51)	(160,009,014)	(8.42)
(2) TOTAL FINANCIAL POSITION WITHIN ONE YEAR	(330.086.551)	(15,24)	(91.383.200)	(4,56)	7.868.489	0,41
* **TOTAL NET FINANCIAL POSITION (1 + 2)**	**(333,802,458)**	**(15.41)**	**(100,634,978)**	**(5.02)**	**(1,578,908)**	**(0.08)**
** **TOTAL SOURCES OF FUNDING**	(2,165,778,103)	(100.00)	(2,005,228,646)	(100.00)	(1,899,686,159)	(100.00)

AEM S.p.A. reclassified balance sheet

amounts in euro	Balance at 06.30.2002		%	Balance at 12.31.2001		%	Balance at 30.06.2001		%
ASSETS									
1. CURRENT ASSETS		**242,080,098**	**9.63**		**339,379,954**	**14.05**		**419,347,061**	**17.24**
Cash, bank deposits and fixed-rate securities	2,564,240		0.10	16,910,238		0.70	67,741,601		2.78
Investments in current assets							257,795		0.01
Receivables for financial transactions	25,000,000		0.99				91,143,381		3.75
Receivables for the sale of power and services	24,790,074		0.99	12,220,956		0.51	42,255,094		1.74
Subsidiary receivables	46,890,570		1.87	75,591,915		3.13	69,316,953		2.85
Subsidiary financial receivables	713,927		0.03	82,322,832		3.41	8,734,725		0.36
Affiliate receivables	1,233,049		0.05	1,296,518		0.05	1,976,428		0.08
Parent company receivables	45,247,205		1.80	41,338,080		1.71	27,691,425		1.14
Electricity Equalization Fund receivables	1,013,489		0.04	5,784,906		0.24	10,719,760		0.44
Other receivables	20,754,102		0.83	25,459,503		1.05	12,691,321		0.52
Advances to suppliers during the period	303,741		0.01	181,963		0.01	524,070		0.02
Current portion of long term financial receivables	131,313		0.01	127,263		0.01	204,519		0.01
Inventories	13,691,471		0.54	16,646,639		0.69	18,033,421		0.74
Accrued income and prepaid expenses	59,746,917		2.38	61,499,141		2.55	68,056,568		2.80
2. TANGIBLE ASSETS		**613,082,105**	**24.38**		**569,217,838**	**23.56**		**548,739,657**	**22.56**
Transferable tangible assets	184,739,879		7.35	187,342,033		7.75	190,165,543		7.82
Non-transferable tangible assets	414,087,837		16.47	367,711,939		15.22	338,864,229		13.93
Advances to suppliers for plant assets	14,254,389		0.57	14,163,866		0.59	19,709,885		0.81
3. INTANGIBLE ASSETS		**3,056,934**	**0.12**		**4,053,112**	**0.17**		**7,388,508**	**0.30**
Intangible assets	3,056,934		0.12	4,053,112		0.17	7,388,508		0.30
4. FINANCIAL ASSETS		**1,656,014,287**	**65.87**		**1,503,119,275**	**62.22**		**1,457,017,905**	**59.90**
Investments	1,651,258,382		65.68	1,498,385,534		62.03	1,452,418,628		59.71
Securities	79,673		0.00	78,326		0.00	78,326		0.00
Long term financial receivables from affiliates	1,368,989		0.05	1,165,770		0.05	970,151		0.04
Long term financial receivables	3,307,243		0.13	3,489,645		0.14	3,550,800		0.15
5. TOTAL FIXED ASSETS (2 + 3 + 4)		**2,272,153,326**	**90.37**		**2,076,390,225**	**85.95**		**2,013,146,070**	**82.76**
6. TOTAL ASSETS (1 + 5)		**2,514,233,424**	**100.00**		**2,415,770,179**	**100.00**		**2,432,493,131**	**100.00**

A&M S.p.A. reclassified balance sheet

amounts in euro	Balance at 06.30.2002		%	Balance at 12.31.2001		%	Balance at 30.06.2001		%
LIABILITIES AND SHAREHOLDERS' EQUITY									
1. CURRENT LIABILITIES		**590,554,859**	**23.49**		**411,061,013**	**17.02**		**435,935,225**	**17.92**
Advance payments from customers	17,761,592		0.71	13,403,430		0.55	6,319,757		0.26
Accounts payable suppliers	181,440,577		7.22	170,257,619		7.05	209,241,402		8.60
Subsidiary payables	503,625		0.02	4,994,213		0.21	6,337,841		0.26
Subsidiary financial payables	173,867,439		6.92	104,620,358		4.33	74,742,706		3.07
Affiliate payables	5,553,537		0.22	5,039,770		0.21	4,703,394		0.19
Parent company payables									
– current account	24,043,129		0.96	60,173,067		2.49	59,443,463		2.44
– other payables	307,821		0.01	389,061		0.02	27,321,210		1.12
Taxes payable	8,642,094		0.34	9,411,731		0.39	4,470,218		0.18
Social security payables	8,088,290		0.32	9,316,009		0.39	8,456,186		0.35
Electricity Equalization Fund payables	307,575		0.01	88,503		0.00	128,322		0.01
Personnel payables	3,876,257		0.15	3,599,088		0.15	4,961,853		0.20
Other debt and payables	5,357,584		0.21	3,577,797		0.15	3,597,580		0.15
Short-term bank debt	155,122,845		6.17	25,822,845		1.07	25,822,845		1.06
Short-term debt due to financial institutions	5,331,305		0.21						
Accrued expenses and deferred income	351,189		0.01	367,522		0.02	388,450		0.02
2. NON CURRENT LIABILITIES		**91,702,920**	**3.65**		**100,115,498**	**4.14**		**98,450,656**	**4.05**
Medium and long-term bank debt	5,164,569		0.21	5,164,569		0.21	5,164,569		0.21
Debt due to financial institutions				5,331,305		0.22	5,331,305		0.22
Employee leaving entitlement	30,777,940		1.22	32,163,927		1.33	32,225,340		1.32
Reserve for deferred taxes	6,097,140		0.24	6,097,141		0.25	4,506,081		0.19
Reserve for specific risks	49,663,271		1.98	51,358,556		2.13	51,223,360		2.11
3. SHAREHOLDERS' EQUITY		**1,831,975,645**	**72.86**		**1,904,593,668**	**78.84**		**1,898,107,250**	**78.03**
Share capital	936,024,648		37.23	936,024,648		38.75	929,646,898		38.22
Legal reserve	65,812,260		2.62	64,038,868		2.65	64,038,868		2.63
Other reserves	827,154,769		32.90	869,062,306		35.97	875,437,322		35.99
Retained earnings									
Net income for the year				35,467,846		1.47			
Net income for the period	2,983,968		0.12				28,984,162		1.19
4. TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**2,514,233,424**	**100.00**		**2,415,770,179**	**100.00**		**2,432,493,131**	**100.00**

AEM S.p.A. reclassified income statement

amounts in euro	Balance at 06.30.2002		%	Balance at 12.31.2001		%	Balance at 30.06.2001		%
A. REVENUES		**126,740,968**	**100.00**		**397,255,234**	**100.00**		**229,404,236**	**100.00**
Sale of electricity to other power companies	427,600		0.34	2,062,802		0.52	7,423,060		3.24
Sale of electricity to customers	17,213		0.01	49,894		0.01	32,271		0.01
Sale of electricity to subsidiaries	9,041,652		7.13	183,819,882		46.27	137,560,220		59.96
Sale of electricity to sole operator				17,738,128		4.47			
Sale of materials to subsidiaries	5,115,869		4.04	10,903,256		2.74	5,373,962		2.34
Sale of materials to affiliates	9,530		0.01	45,433		0.01	7,087		0.00
Services to parent company	15,925,728		12.57	32,683,988		8.23	16,346,651		7.13
Services provided on behalf of third parties	13,045,435		10.29	31,051,067		7.82	18,086,104		7.88
Services to subsidiaries	25,216,845		19.90	57,319,500		14.43	23,183,011		10.11
Services to affiliates	829,004		0.65	1,091,713		0.27	670,947		0.29
Changes in contract work in progress	(241,720)		(0.19)	(2,301,168)		(0.58)	153,168		0.07
Connection fees				253		0.00			
Subsidiary rentals	52,729,653		41.60	33,454,335		8.42	1,518,459		0.66
Other current period revenues	4,624,159		3.65	20,187,529		5.08	14,153,048		6.17
Total revenues	**126,740,968**		**100.00**	**388,106,612**		**97.70**	**224,507,998**		**97.87**
Electricity Equalisation Fund contributions				**9,148,622**		**2.30**	**4,896,248**		**2.13**
B. OPERATING COSTS		**79,817,193**	**62.98**		**273,474,175**	**68.84**		**155,900,365**	**67.96**
Purchases of fuel and power	9,127,511		7.20	94,727,239		23.85	66,983,236		29.20
Materials	8,872,384		7.00	20,617,180		5.19	11,139,705		4.86
Contracts and other work	22,241,572		17.55	36,462,262		9.18	13,678,635		5.96
Delivering fees							10,691		0.00
Services	18,924,164		14.93	41,733,421		10.51	21,981,728		9.58
Services from subsidiaries	2,044,063		1.61	5,015,368		1.26	1,951,442		0.85
Services from affiliates	4,800,227		3.79	3,897,375		0.98	1,144,765		0.50
Lease and rental expenses	6,200,418		4.89	13,262,621		3.34	5,239,029		2.28
Charge for extraction of hydroelectric power				40,183,652		10.12	26,412,472		11.51
Mountain municipalities contributions and water diversion fees	3,361,937		2.65	5,848,033		1.47	2,911,938		1.27
Taxes and duties for the period	1,453,717		1.15	3,048,785		0.77	1,605,982		0.70
Other operating expenses	2,791,200		2.20	8,678,239		2.18	2,840,742		1.24
C. VALUE ADDED (A - B)		**46,923,775**	**37.02**		**123,781,059**	**31.16**		**73,503,871**	**32.04**
D. PERSONNEL EXPENSES		**27,635,448**	**21.80**		**60,329,331**	**15.19**		**32,397,396**	**14.12**
Personnel expenses	27,635,448		21.80	60,329,331		15.19	32,397,396		14.12
E. GROSS OPERATING INCOME (EBITDA) (C - D)		**19,288,327**	**15.22**		**63,451,728**	**15.97**		**41,106,475**	**17.92**
F. AMORTISATION, DEPRECIATION AND PROVISIONS		**14,637,685**	**11.55**		**32,681,744**	**8.23**		**15,712,732**	**6.85**
Depreciation of tangible assets	12,608,906		9.95	25,288,439		6.37	12,713,758		5.54
Amortisation of intangible assets	1,341,777		1.06	4,117,065		1.04	1,959,748		0.85
Provisions to allowance for doubtful receivables	306,443		0.24	938,943		0.24	187,040		0.08
Provisions for risks and charges	380,559		0.30	2,337,297		0.59	852,186		0.37
G. OPERATING INCOME (EBIT) (E - F)		**4,650,642**	**3.67**		**30,769,984**	**7.75**		**25,393,743**	**11.07**

A&M S.p.A. reclassified income statement

amounts in euro	Balance at 06.30.2002		%	Balance at 12.31.2001		%	Balance at 30.06.2001		%
H. FINANCIAL EXPENSES		**4,983,562**	**3.93**		**17,915,039**	**4.51**		**7,043,597**	**3.07**
Interest expense on cash account with parent company	543,787		0.43	2,935,795		0.74	1,488,344		0.65
Interest on subsidiary payables	2,928,109		2.31	4,688,352		1.18	3,269,702		1.43
Other financial expenses	*1,046,123*		*0.83*	*1,302,784*		*0.33*	*575,258*		*0.25*
Write-downs of equity investments	465,543		0.37	8,988,108		2.26	1,710,293		0.75
I. FINANCIAL INCOME		**3,090,582**	**2.44**		**35,596,025**	**8.96**		**9,477,799**	**4.13**
Income from equity investments	530,109		0.42	18,230,467		4.59	3,787,987		1.65
Other financial income	2,179,489		1.72	16,209,968		4.08	5,604,601		2.44
Interest on subsidiary receivables	*380,984*		*0.30*	*1,155,590*		*0.29*	*85,211*		*0.04*
L. INCOME BEFORE EXTRAORDINARY ITEMS (G - H + I)		**2,757,662**	**2.18**		**48,450,970**	**12.20**		**27,827,945**	**12.13**
M. EXTRAORDINARY INCOME (EXPENSES)		***226,306***	**0.18**		***1,627,445***	**0.41**		**1,156,217**	**0.50**
N. INCOME BEFORE TAXES		**2,983,968**	**2.35**		**50,078,415**	**12.61**		**28,984,162**	**12.63**
O. TAXES					***14,610,569***	**3.68**			
P. NET INCOME FOR THE YEAR (N - O)					**35,467,846**	**8.93**			
P. NET INCOME FOR THE PERIOD (N - O)		**2,983,968**	**2.35**					**28,984,162**	**12.63**

AEM S.p.A. cash flow statement

thousands of euro	Balance at 06.30.2002	Balance at 12.31.2001	Balance at 06.30.2001
Cash flow from operating activities			
Net income	2,984	35,468	28,984
Depreciation of tangible assets	12,609	25,288	12,714
Amortisation of intangible assets	1,342	4,117	1,960
Changes in assets and liabilities:			
Decrease in subsidiary and affiliate receivables for sales of power and services	16,196	2,684	(21,754)
Increase in parent company receivables	(3,909)	(16,310)	(2,663)
Decrease in other receivables	9,534	26,737	34,089
Decrease in inventory	2,955	1,548	162
Decrease in accrued income and prepaid expenses	1,752	(44,645)	(51,203)
Increase in accounts payable to suppliers	11,183	48,220	87,204
Decrease in subsidiary payables	(4,491)	(9,545)	(8,202)
Increase in affiliate payables	514	(1,681)	(2,018)
Increase in other debt and payables	197	(30,973)	(8,420)
Increase in advances from customers	4,358	8,848	1,764
Decrease in accrued expenses and deferred income	(16)	142	163
Decrease in employee leaving entitlement	(1,386)	(60)	2
Decrease in other reserves	(1,695)	1,313	(414)
Total cash flow from operating activities	**52,127**	**51,151**	**72,368**
Cash flow used in investment activities			
Net capital expenditures on tangible and intangible assets	(56,819)	(12,020)	19,855
Increase in equity investments	(152,873)	(19,945)	26,022
Total cash flow used in investment activities	**(209,692)**	**(31,965)**	**45,877**
Free cash flow	**(157,565)**	**19,186**	**118,245**
Cash flow from financing activities			
Change in shareholders' equity		3	
Increase in bank debt	129,300	30,987	30,987
Increase in financial receivables	(205)	8,032	7,970
Increase in cash account debt due to subsidiaries	150,856	(39,515)	4,195
Increase in debt to other financial institutions			
Decrease in cash account debt due to parent company (Municipality of Milan)	(36,130)	(14,705)	(15,435)
Payment of dividends	(75,602)	(74,372)	(74,371)
Total cash flow from financing activities	**168,219**	**(89,570)**	**(46,654)**
NET CHANGE IN CASH AND CASH EQUIVALENTS	**10,654**	**(70,384)**	**71,591**
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	**16,910**	**87,294**	**87,294**
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	**27,564**	**16,910**	**158,885**
NET FINANCIAL POSITION			
Cash and cash equivalents	27,564	16,910	158,885
Financial receivables	1,449	1,244	1,306
Cash account with parent company (Municipality of Milan)	(24,043)	(60,173)	(59,443)
Bank debt	(160,287)	(30,987)	(30,987)
Other financial institutions	(5,331)	(5,331)	(5,331)
Cash account with subsidiaries	(173,154)	(22,298)	(66,009)
TOTAL NET FINANCIAL POSITION	**(333,802)**	**(100,635)**	**(1,579)**

Independent Auditors' Report

Independent Auditors' Report

Independent Auditors' Report

RECONTA ERNST & YOUNG
Via Torino 68
20123 Milano
Tel.: (02) 722121 (50 linee)
Fax: (02) 72212037 72212038

AUDITORS' REPORT ON THE REVIEW
OF THE MANAGEMENT REPORT OF
AEM S.p.A.
(Translation from the original Italian version)

To the Shareholders of
AEM S.p.A.

1. We have performed the review of the Management Report of AEM S.p.A. for the semi-annual period ended June 30, 2002, represented by the statements of Consolidated Balance Sheet and Consolidated Statement of Income and related Notes (the "statements"). We have also reviewed that part of the financial information presented by the Board of Directors in the Management Report with respect of their discussions and analyses of the consolidated operations of AEM S.p.A., solely for the purpose of evaluating its consistency with the above mentioned statements and related Notes.

2. Our review was conducted in accordance with auditing standards governing review of interim financial statements recommended by CONSOB (the Italian Stock Exchange Regulatory Agency) in its resolution No. 10867 of July 31, 1997. A review consists mainly of obtaining information with respect to the accounts included in the statements identified in paragraph 1 of this report and the consistency of the accounting principles applied through discussions with appropriate members of management, and analytical procedures applied to the financial data presented in such statements. A review does not include performing auditing procedures such as tests of compliance of internal controls and substantive procedures on assets and liabilities. Consequently, the scope of a review engagement provides significantly less assurance than a full scope audit performed in accordance with generally accepted auditing standards. Accordingly, we do not express an audit opinion on the statements identified and related Notes identified in paragraph 1 of this report of AEM S.p.A. as of and for the six months period ended June 30, 2002 as we do in connection with reporting on our full scope audit of the annual consolidated financial statements of AEM S.p.A.

3. With respect to the consolidated comparative data as of and for the year ended December 31, 2001 and for the six months period ended June 30, 2001, reference should be made to our audit and review reports issued on April 8, 2002 and on September 24, 2001 respectively.

Reconta Ernst & Young S.p.A.
Sede Legale: 00196 Roma - Via G. D. Romagnosi 18/A
Capitale Sociale € 1.043.330,00 i.v.
Iscritta alla S.O. del Registro delle Imprese presso la C.C.I.A.A. di Roma
Codice fiscale e numero di iscrizione 00434000584
P.I. 00891231003
(vecchio numero R.I. 6697/89 - numero R.E.A. 250904)

RECONTA ERNST & YOUNG

4. Based on our review, we did not become aware of any significant modifications that should be made to the statements and related Notes identified in paragraph 1 of this report, in order for them to be in conformity with the criteria for the presentation of the semi-annual Management Report, stated by art. 81 of CONSOB regulations as approved in its resolution No. 11971 of May 14, 1999 and subsequent modifications.

5. We would point out that AEM S.p.A., as indicated in the notes and comments of the Management Report, has, in line with the provisions of Para. 7 of the above mentioned Art.81 of the Consob resolution, presented its consolidated results for the period before tax. Therefore, the Company has not made the adjustments and the accruals for current and deferred taxes in accordance with the tax regulations and the accounting principle related to income taxes.

Milan, September 18, 2002

Reconta Ernst & Young S.p.A.
Signed by: Pellegrino Libroia

FILE NO. 82-4911

Headquarters and registered office
Corso di Porta Vittoria, 4
20122 Milan - Italy

Share capital: € 936,024,648 (fully paid-in)
Taxpayer ID, VAT Registration and Milan Business Register: No 11957540153

Chairman's Secretary
Corso di Porta Vittoria, 4
20122 Milan - Italy
Phone 02 7720.3851

Corporate communications
Corso di Porta Vittoria, 4
20122 Milan - Italy
Phone 02 7720.3452

General Secretariat
Corso di Porta Vittoria, 4
20122 Milan - Italy
Phone 02 7720.3268

Investor relations
Corso di Porta Vittoria, 4
20122 Milan - Italy
Phone 02 7720.3879

ir@aem.it
www.aem.it
aem@aem.it

Graphic and Progect
Ap&b - Milan

Printing
Bowne International S.p.A. - Milan

